As filed with the Securities and Exchange Commission on December 28, 2011

Registration Nos. 333-177619 and 811-08420

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☐
Pre-Effective Amendment Number: 1	☒
Post-Effective Amendment Number:	☐

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment Number: 30	☒

(Check appropriate box or boxes)

Western-Southern Life Assurance Company Separate Account 1

(Exact Name of Registrant)

Western-Southern Life Assurance Company

(Name of Depositor)

400 Broadway, Cincinnati, Ohio 45202

(Address of Depositor’s Principal Executive Offices)  (Zip Code)

(513) 629-1854

(Depositor’s Telephone Number, including Area Code)

Rhonda S. Malone, Esq.

Counsel – Securities

Western & Southern Financial Group, Inc.

400 Broadway

Cincinnati, Ohio  45202

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:  As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered:  Touchstone Advisor Flexible Premium Variable Annuity

Amendment dated December 30, 2011 to Prospectus dated May 1, 2006 for

Touchstone Advisor Flexible Premium Variable Annuity

Issued by Western-Southern Life Assurance Company

This is an amendment to the prospectus identified above, which describes a change in your Touchstone Advisor variable annuity Contract issued by Western-Southern Life Assurance Company (“WSLAC”).  Please retain this amendment to the prospectus for future reference.

Effective January 1, 2012, WSLAC is consolidating two separate accounts.  As a result, the separate account supporting your variable annuity will be Western-Southern Life Assurance Company Separate Account 1, instead of Western-Southern Life Assurance Company Separate Account 2.

Description of the Separate Account Consolidation

To reduce the costs of maintaining two separate accounts, WSLAC is combining its Separate Account 2 with its Separate Account 1 (the “Consolidation”).  Separate Account 1 will be the surviving separate account. As of January 1, 2012, WSLAC will transfer the underlying Fund shares held in each Sub-Account in Separate Account 2 to Separate Account 1.  In return, Separate Account 1 will credit accumulation units equal to those contained in each Sub-Account of Separate Account 2 to Contract owners currently in Separate Account 2.

WSLAC will not combine the Sub-Accounts.  Each Sub-Account will remain unchanged and you will continue to hold units in each Sub-Account in which you are invested.  The only difference will be that the units will be a liability of Separate Account 1 instead of the Separate Account 2.  You will have the same number of units in each Sub-Account with the same value immediately before and immediately after the Consolidation.  The Consolidation will not affect any rights, benefits, promises or obligations under your Contract.  The Consolidation will not affect your Contract values.

All costs of the Consolidation will be paid by WSLAC or an affiliate.  There is no cost to you.  The Consolidation will not have any tax consequences for you.

WSLAC will continue to administer the Contracts immediately after the Consolidation in the same manner it did immediately before the Consolidation.

Changes to your Prospectus dated May 1, 2006

The section of your prospectus titled “Western-Southern Life Assurance Company and the Separate Account” is hereby deleted and replaced with the following:

SEPARATE ACCOUNT 1

Western-Southern Life Assurance Company (“WSLAC”) established Separate Account 1 under Ohio law on July 27, 1992.  Separate Account 1 supports the Contracts and certain other variable annuity contracts that it issues. Separate Account 1 is registered with the SEC as a unit investment trust.

1

WSLAC owns the assets of Separate Account 1, but it separates those assets from its general account assets and the assets of its other separate accounts. Liabilities from any other businesses conducted by WSLAC will not be charged to the assets of Separate Account 1. We hold the assets of Separate Account 1 exclusively for the benefit of owners and beneficiaries of the Contracts and certain other variable annuity contracts issued by WSLAC. WSLAC is obligated to pay all benefits provided under the Contracts.

We may allow fees that are owed to us to stay in the Separate Account, and, in that way, we can participate proportionately in Separate Account 1.  We may also periodically withdraw amounts that are earned and owed to us from Separate Account 1.

All references to Separate Account 2 in the prospectus are hereby deleted and replaced with “Separate Account 1.”

2

TOUCHSTONE ADVISOR VARIABLE ANNUITY

--------------------------------------------------------------------------------

                                                                      PROSPECTUS

                                                                     MAY 1, 2006

Western-Southern Life Assurance Company

Separate Account 2

This Prospectus describes the Touchstone Advisor Variable Annuity Contract and

the investment options available to Contract owners. It contains information you should know before purchasing a Contract and selecting your investment options.

Please read this Prospectus carefully and keep it for future reference.

The Touchstone Advisor Variable Annuity Contract is issued by Western-Southern

Life Assurance Company (WSLAC). The Contract is an investment alternative for investors who want to accumulate money on a tax deferred basis for retirement or other long-term goals.

You can purchase a Contract for $5,000 or more. You can also purchase a Contract in connection with certain types of retirement plans, such as a Traditional or

Roth IRA or a 403(b) plan, for $1,000 or more. The Contract also includes a flexible purchase payment feature that allows you to make additional payments later.

You tell us how to invest your payments. Your investment options include 20

Sub-Accounts. Each Sub-Account invests in an underlying Fund with the same investment objective. The Funds include:





- AIM V.I. CAPITAL APPRECIATION-SERIES 1       - TOUCHSTONE MID CAP GROWTH

- AIM V.I. GOVERNMENT SECURITIES-SERIES 1      - TOUCHSTONE THIRD AVENUE VALUE

- ALGER AMERICAN SMALL CAPITALIZATION-CLASS O  - TOUCHSTONE EAGLE CAPITAL APPRECIATION

- ALGER AMERICAN GROWTH-CLASS O                - TOUCHSTONE ENHANCED DIVIDEND 30

- DWS EQUITY 500 INDEX VIP-CLASS A             - TOUCHSTONE VALUE PLUS

- MFS VIT EMERGING GROWTH-INITIAL CLASS        - TOUCHSTONE GROWTH & INCOME

- MFS VIT INVESTORS TRUST-INITIAL CLASS        - TOUCHSTONE BALANCED

- PIMCO VIT LONG-TERM U.S.                     - TOUCHSTONE HIGH YIELD

    GOVERNMENT-ADMINISTRATIVE CLASS            - TOUCHSTONE CORE BOND

- PUTNAM VT INTERNATIONAL EQUITY-CLASS IB      - TOUCHSTONE MONEY MARKET

- TOUCHSTONE BARON SMALL CAP



Each Sub-Account invests in a separately managed Fund.

The Statement of Additional Information dated May 1, 2006 contains more information about the Contract, WSLAC and its Separate Account 2. It has been filed with the Securities and Exchange Commission (SEC) and is legally part of this Prospectus. The table of contents for the Statement of Additional

Information is located on page 50 of this Prospectus. For a free copy, call the

Touchstone Variable Annuity Service Center at 800.669.2796 (press 2).

The Securities and Exchange Commission maintains a web site (http://www.sec.gov)

that contains the Statement of Additional Information, certain other material that is legally part of the registration statement of Separate Account 2, and other information about Separate Account 2. You can view these documents at the

Public Reference Room of the SEC or obtain copies, for a fee, by writing to the

Public Reference Room of the SEC, 450 Fifth Street N.W., Washington, D.C.

20549-6009.You can also call the SEC at 800.SEC.0330.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Contracts or determined if this

Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF ANY BANK. NO BANK HAS

GUARANTEED OR ENDORSED THE CONTRACTS. THE CONTRACTS ARE NOT FEDERALLY INSURED BY

THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, THE

NATIONAL CREDIT UNION SHARE INSURANCE FUND OR ANY OTHER AGENCY.

INVESTMENTS IN VARIABLE ANNUITIES INVOLVE INVESTMENT RISK, INCLUDING POSSIBLE

LOSS OF PRINCIPAL AND EARNINGS.


You should rely only on the information contained in the Contract, the

Touchstone Advisor Variable Annuity Prospectus, the Statement of Additional

Information or our approved sales literature. The description of the Contract in this Prospectus is subject to the specific terms of your Contract as it contains specific contractual provisions and conditions. If the terms of your Contract differ from the description of the Contract in the Prospectus, you should rely on the terms in your Contract.

No one is authorized to give any information or make any representation other than those contained in the Contract, this Prospectus, the Statement of

Additional Information or our approved sales literature.





                                                                               3

TABLE OF CONTENTS

--------------------------------------------------------------------------------

                                                                 PAGE




TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS





                                                                               4

GLOSSARY

--------------------------------------------------------------------------------

ACCUMULATION UNIT                        CONTRACT YEAR

---------------------------------------  ---------------------------------------


A unit of measure used to calculate a    A year that starts on your Contract

Contract owner's share of a Sub-         Date or the anniversary of your

Account.                                 Contract Date.

ACCUMULATION UNIT VALUE                  FUND

---------------------------------------  ---------------------------------------

The dollar value of an Accumulation      Each Sub-Account invests in a Fund that

Unit in a Sub-Account.                   has the same investment objective as

                                         the Sub-Account.

ANNUITANT

---------------------------------------  INCOME DATE

The person whose life is used to         ---------------------------------------

determine the amount of any annuity      The date on which annuity payments

income payments and the length of        are scheduled to begin.

time for which the payments are made.

                                         SUB-ACCOUNT

CODE                                     ---------------------------------------

---------------------------------------  Each Sub-Account invests in a Fund,

The Internal Revenue Code of 1986, as    which has the same investment

amended.                                 objective as the Sub-Account.

CONTRACT                                 SURRENDER VALUE

---------------------------------------  ---------------------------------------

The Touchstone Advisor Variable          The Contract Value minus any contract

Annuity Contract, including the          maintenance charge.

application and any amendments, riders

or endorsements.                         WSLAC, WE, OUR AND US

                                         ---------------------------------------

CONTRACT DATE                            Western-Southern Life Assurance

---------------------------------------  Company.

The effective date of a Contract. The

Contract Date is shown on page 3 of      YOU AND YOUR

your Contract.                           ---------------------------------------

                                         The owner of the Contract.

CONTRACT VALUE

---------------------------------------

The total value of your Contract at any

time before or on the Income Date.

This represents the sum of the value of

your investments in the Sub-Accounts.



                                  TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


                                                                               5

FEE AND EXPENSE TABLES

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer cash value between investment options. State premium taxes may also be deducted.

Contract Owner Transaction Expenses

                 MAXIMUM CONTINGENT DEFERRED SALES CHARGE

                                       (Surrender Charge)

     (as a percentage of amount surrendered or withdrawn)     NONE

     ------------------------------------------------------------------

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses.

Annual Contract Maintenance Charge(1)                 $35.00

Separate Account Annual Expenses




                                                   Sub-Account

                                                 Annual Expenses

                                               (as a percentage of

                                              average account value)


          MORTALITY AND EXPENSE RISK CHARGES          0.70%

          -----------------------------------------------------------

              CONTRACT ADMINISTRATION CHARGE          0.10%

              -------------------------------------------------------

                                       TOTAL          0.80%

                                       ------------------------------



The next item shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the

Contract. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.





                                                          Minimum   Maximum

                TOTAL ANNUAL FUND OPERATING EXPENSES(2)

          (expenses that are deducted from Fund assets,

                including management fees, distribution

               and/or service fees, and other expenses)    0.27%     1.59%

     --------------------------------------------------------------------------



(1)  In certain states and for certain retirement plans, we can waive, reduce or eliminate the annual contract maintenance charge.

(2)  The minimum and maximum are based on management fees and other expenses incurred, before fee waivers or expense reimbursements, for the 12-month period ended December 31, 2005.

     If fee waiver arrangements or expense reimbursements were reflected in

     Total Annual Fund Operating Expenses, the minimum and maximum total expenses would be 0.27% and 1.54% respectively. There is no fee waiver or expense reimbursement reflected in the minimum. The expense reimbursement and fee waiver arrangement reflected in the maximum total expenses is expected to continue through December 31, 2006.

TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


FEE AND EXPENSE TABLES                                                         6

--------------------------------------------------------------------------------

Example

This Example is intended to help you compare the cost of investing in the

Contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and Fund fees and expenses.

The Example assumes that you invest $10,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the MAXIMUM fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your Contract at the end of the applicable time period:




          1 Year   3 Years   5 Years   10 Years


          284     $    870  $  1,478  $   3,104



(2) If you do not surrender your Contract:




          1 Year   3 Years   5 Years   10 Years


          284     $    870  $  1,478  $   3,104



The Example assumes that you invest $10,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the MINIMUM fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your Contract at the end of the applicable time period:




          1 Year   3 Years   5 Years   10 Years


          147     $    453  $    776  $   1,669



(2) If you do not surrender your Contract:




          1 Year   3 Years   5 Years   10 Years


          147     $    453  $    776  $   1,669



                                  TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


                                                                               7

SUMMARY

--------------------------------------------------------------------------------

This summary highlights some basic information about the Touchstone Advisor

Variable Annuity Contract. More information about the Contract is located on pages 10 through 31 of this Prospectus. If the terms of your Contract differ from the description of the Contract in this Prospectus, you should rely on the terms of your Contract.

How the Contract Works

The Contract is a contract between you and WSLAC. The Contract, like all variable annuity contracts, has two phases: the accumulation phase and the annuity income phase. During the accumulation phase, earnings on your investment accumulate on a tax-deferred basis. The annuity income phase begins when you start to receive annuity income payments. The amount of money you accumulate during the accumulation phase determines the amount of the annuity income payments you receive. You can select one of several annuity income payment plans.

The Contract also provides a death benefit that is payable to a designated beneficiary when the Annuitant dies. Generally, the Contract guarantees that the beneficiary will receive the greater of either the total purchase payments less any withdrawals or the Contract Value, regardless of investment performance, if the Annuitant dies before age 80. If the Annuitant dies after age 80 the beneficiary will receive the Contract Value. If an Owner who is not also the

Annuitant dies before the Annuitant, the Surrender Value will be paid to the new

Owner.

Who Should Purchase the Contract

The Contract allows you to accumulate money on a tax-deferred basis for retirement or other long-term goals through various investment options. Note that it is not necessary to fund a tax-deferred retirement account with a variable annuity in order to achieve tax deferral. Generally, the higher your tax bracket, the more you will benefit from the tax-deferred feature of the

Contract. You should not purchase a Contract if you are looking for a short-term investment or if you cannot take the risk of getting less money back than you paid for the Contract. You may want to consult a tax advisor or other investment professional before you purchase a Contract.

Purchasing a Contract

You can purchase a Contract for $5,000 or more. You can also purchase a Contract in connection with certain types of retirement plans, such as a Traditional or

Roth IRA or a 403(b) plan, for $1,000 or more. The Contract also includes a flexible purchase payment feature that allows you to make additional payments later.

Selecting Your Investment Options

You can allocate your purchase payments among the following investment options,

called Sub-Accounts.

TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


SUMMARY                                                                        8

--------------------------------------------------------------------------------

Sub-Accounts

Depending on market conditions, you can make or lose money in any Sub-Account.





- AIM V.I. Capital Appreciation        - Touchstone Mid Cap Growth

- AIM V.I. Government Securities       - Touchstone Third Avenue Value

- Alger American Small Capitalization  - Touchstone Eagle Capital Appreciation

- Alger American Growth                - Touchstone Enhanced Dividend 30

- DWS Equity 500 Index VIP             - Touchstone Value Plus

- MFS VIT Emerging Growth              - Touchstone Growth & Income

- MFS VIT Investors Trust              - Touchstone Balanced

- PIMCO VIT Long-Term U.S. Government  - Touchstone High Yield

- Putnam VT International Equity       - Touchstone Core Bond

- Touchstone Baron Small Cap           - Touchstone Money Market



Transferring Among Investment Options

You can transfer money from one investment option to another. Like all variable annuities, transfers between investment options are tax-free. The minimum transfer amount is $250. We limit the number of times you can transfer between investment options in each Contract Year.

Accessing Your Money

You can access your money at any time during the accumulation phase. The minimum withdrawal is $250.

You may be required to pay income taxes and a 10% federal penalty tax on any amount you withdraw.

Charges and Fees

A $35 contract maintenance charge is ordinarily deducted each year from your

Contract Value. Other charges are deducted at an annual rate of no more than

0.80% of your Contract Value. Also, you indirectly pay investment advisory fees and fund expenses.

10-Day Review Period

You have 10 days to review your Contract after you receive it. If you are not satisfied with your Contract, you can cancel it but must do so by returning it to the Touchstone Variable Annuity Service Center at P.O. Box 2850, Cincinnati,

Ohio 45201-2850 within 10 days after you receive it. If you cancel your

Contract, in most cases we will refund the Contract Value to you. However, some state laws may require us to refund your purchase payments.

                                  TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


SUMMARY                                                                        9

--------------------------------------------------------------------------------

Additional Information

Representatives at the Touchstone Variable Annuity Service Center can answer your questions about the Contract. You can call the Service Center at

800.669.2796 (press 2).

Accumulation Unit Values

The Accumulation Unit Values for each Sub-Account that commenced operations before January 1, 2006 are shown in Supplement A on pages 38 to 41.

TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


                                                                              10

PURCHASING YOUR CONTRACT

--------------------------------------------------------------------------------

To obtain an application to purchase a Contract, please contact your investment advisor or the Touchstone Variable Annuity Service Center by mail at P.O. Box

2850, Cincinnati, Ohio 45201-2850 or by phone at 800.669.2796 (press 2).

Minimum and Maximum Purchase Payments

     -    You can purchase a Contract for $5,000 or more.

     -    A purchase of over $500,000 may be made with our prior approval.

     -    You can also purchase a Contract in connection with certain types of retirement plans, such as a Traditional or Roth IRA, a 403(b) plan, a

          SIMPLE IRA (Savings Incentive Match Plans for Employees), or a SEP

          (Simplified Employee Pension Plans), for $1,000 or more.

     -    You can make additional investments in your Contract at any time before the Income Date. Each additional purchase payment must be at least $1,000, and may not exceed $500,000 without our prior approval.

10-Day Review Period

You have 10 days to review your Contract after you receive it. This 10-day review period is called the free look period. Some state laws may require us to give you a longer free look period.

If you are not satisfied with the Contract, you can cancel it during the free look period. To cancel the Contract, you must return it to the Touchstone

Variable Annuity Service Center at P.O. Box 2850, Cincinnati, Ohio 45201-2850

within 10 days after you receive it. If you cancel the Contract, in most cases we will refund the Contract Value to you. However, some state laws may require us to refund your purchase payments.

Investment Options

You decide how to allocate your purchase payments by selecting from the following investment options, called Sub-Accounts.





- AIM V.I. Capital Appreciation        - Touchstone Mid Cap Growth

- AIM V.I. Government Securities       - Touchstone Third Avenue Value

- Alger American Small Capitalization  - Touchstone Eagle Capital Appreciation

- Alger American Growth                - Touchstone Enhanced Dividend 30

- DWS Equity 500 Index VIP             - Touchstone Value Plus

- MFS VIT Emerging Growth              - Touchstone Growth & Income

- MFS VIT Investors Trust              - Touchstone Balanced

- PIMCO VIT Long-Term U.S. Government  - Touchstone High Yield

- Putnam VT International Equity       - Touchstone Core Bond

- Touchstone Baron Small Cap           - Touchstone Money Market



Allocation of Purchase Payments

Your instructions are included in your application and shown on page 3 of your

Contract. You can change your allocation instructions by contacting us either by phone or in writing. When we receive a purchase payment from you, we allocate it based on the most recent allocation instructions we have received from you.

                                  TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


PURCHASING YOUR CONTRACT                                                      11

--------------------------------------------------------------------------------

The following guidelines apply to the allocation of your purchase payments:

     -    Allocate at least 1% of your initial purchase payment to each investment option you choose.

     -    Use whole percentages. For example, you can allocate 33% or 34% to an investment option, not 3313%.

     -    Make sure your percentages total 100%.

Allocation Changes by Phone. You can change the allocation of your future purchase payments over the phone by following these steps:

STEP 1. Fill out either the telephone authorization part of the application or a

Telephone Authorization Form. You can get a copy of either form by contacting the Touchstone Variable Annuity Service Center. You must complete and return one of these forms before you call to change your allocations over the phone.

STEP 2. Call the Touchstone Variable Annuity Service Center at 800.669.2796

(press 2) between 8:00 a.m. and 4:00 p.m. Eastern Time.

STEP 3. Give the representative the following information:

     -    Your Social Security number

     -    Your Contract number or other precise information that identifies your

          Contract

     -    Your allocation instructions

Allocation Changes in Writing. You can also change the allocation of your future purchase payments by writing to the Touchstone Variable Annuity Service Center.

Your written instructions must include the following information:

     -    Your Contract number or other precise information that identifies your

          Contract

     -    Your allocation instructions

You should review your selected investment options and allocations periodically to determine if they are appropriate considering market conditions and your financial objectives.

TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


                                                                              12

TRANSFERRING YOUR MONEY

--------------------------------------------------------------------------------

You can transfer money from one investment option to another. You can make transfers by phone or in writing.

The following guidelines apply to transfers other than dollar cost averaging transfers and automatic rebalancing transfers:

     -    Each transfer must be at least $250.

     -    The allocation to each investment option must be at least 1% of the total transfer amount.

     -    You can transfer money among the Sub-Accounts once every 30 days.

Transfers by Phone. You can transfer your money over the phone by following these steps:

STEP 1. Fill out either the telephone transfer authorization part of the application or a Telephone Authorization Form. You can get a copy of either form by contacting the Touchstone Variable Annuity Service Center. You must complete and return one of these forms before you call to transfer your money.

STEP 2. Call the Touchstone Variable Annuity Service Center at 800.669.2796

(press 2) between 8:00 a.m. and 4:00 p.m. Eastern time.

STEP 3. Give the representative the following information:

     -    Your Social Security number

     -    Your Contract number or other precise information that identifies your

          Contract

     -    Your transfer instructions

Transfers in Writing. You can also transfer your money by writing to the

Touchstone Variable Annuity Service Center. Your written instructions must include the following information:

     -    Your Contract number or other precise information that identifies your

          Contract

     -    Your transfer instructions

Third Party Authorization

You can authorize a third party to transfer money for you. To do so, you must complete the telephone access authorization section of the application or a

Telephone Authorization Form. Contact us at the Touchstone Variable Annuity

Service Center at 800.669.2796 (press 2) for additional information.

Market Timing

Frequent transfers among Sub-Accounts ("market timing") can disrupt an underlying fund's ability to process transactions. This may disadvantage other

Contract owners because the underlying funds may incur increased transaction costs that are passed on to other Contract owners. Accordingly, WSLAC has a policy in place with respect to market timing transfers. WSLAC will refuse to honor a transfer request made by any means other than ordinary U.S. mail that would result in a transfer into or out of any international or high yield Sub-

Account of Separate Account 2 (SA 2) within five business (5) days of an opposite automatic rebalancing transfer into or out of the same Sub-Account.

There are no exceptions to this policy. Currently, SA 2 offers the following international and high yield sub-accounts:

                                  TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


TRANSFERRING YOUR MONEY                                                       13

--------------------------------------------------------------------------------

     -    Putnam International Equity Fund

     -    Touchstone High Yield Fund

WSLAC believes this is an appropriate market timing policy for SA 2 in light of contractual restrictions on free transfers (see the Transferring Your Money section of this prospectus) and historical transfer activity within SA 2.

Specifically, a Contract owner is permitted only one requested transfer in any rolling 30-day period. This contractual restriction applies to all Sub-Accounts.

There are no exceptions to this contractual restriction.

However, WSLAC's policy may not be effective in deterring all market timing.

WSLAC reserves the right to modify its market timing policy on a prospective basis in the event transfer activity within SA 2 reveals abusive practices that are not prohibited under the current policy.

In addition to the above policy, a Contract owner may be considered to be engaged in market timing if an underlying fund detects activity that it deems to be market timing under its own policies and procedures that can be traced back to an individual Contract owner. If the underlying fund were to refuse a net trade made by SA 2 due to an order placed by the individual Contract owner, SA 2 could be required to remove the market timing trade from the net trade and reject the market timing trade. The market timing trade will be canceled and the

Contract owner will be required to place another order on a subsequent business day (as permitted under WSLAC's market timing policy and transfer rules) in order to complete the trade.

If a Contract owner is found to be engaged in market timing, SA 2 may, in addition to rejecting a particular transfer, revoke a Contract owner's ability to make transfer requests by telephone, fax or any other electronic means.

Touchstone's Dollar Cost Averaging Program

Dollar cost averaging is a method of investing equal amounts of money at regular intervals. Dollar cost averaging allows you to purchase more Accumulation Units when prices are low and fewer when prices are high. For dollar cost averaging to be effective, you should continue to invest during both market ups and downs.

You should also consider your financial ability to maintain a consistent level of investment over time.

Touchstone's Dollar Cost Averaging Program allows you to transfer amounts at regular intervals from the Touchstone Money Market Sub-Account to other Sub-

Accounts. You can make the following transfers:

     -    A specific dollar amount

     -    A specific percentage of your money in the Touchstone Money Market

          Sub-Account (or a pro rata portion until source of funds is depleted)

     -    Earnings in the Touchstone Money Market Sub-Account

You select the number and the frequency of your transfers in Touchstone's Dollar

Cost Averaging Program. We will transfer the money on the anniversary of your

Contract Date each month or each quarter.

The following guidelines apply to dollar cost averaging transfers:

     -    Your Contract Value must be at least $10,000.

     -    Dollar cost averaging transfers must continue for at least 12 months.

     -    Each transfer must be at least $1,000.

TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


TRANSFERRING YOUR MONEY                                                       14

--------------------------------------------------------------------------------

     -    The allocation to each Sub-Account must be at least 1% of the transfer amount.

To set up dollar cost averaging transfers, sign and complete the dollar cost averaging section of the application or the Dollar Cost Averaging Form. These forms can be obtained from the Touchstone Variable Annuity Service Center at

800.669.2796 (press 2) or P.O. Box 2850, Cincinnati, Ohio 45201-2850.

Dollar cost averaging transfers will stop if: we complete the number of transfers you requested, you ask us to stop after using the program for at least

12 months, you do not have enough money in your accounts to complete the transfer, or the program is discontinued. If we discontinue the program, you will be allowed to complete the number of transfers you previously requested.

Touchstone's Automatic Rebalancing Program

Some Sub-Accounts may grow faster than others, shifting the Contract's investment allocation from your preferred mix. Automatic rebalancing keeps your investment strategy on track by transferring among your investment options to your most recent allocation selection. Rebalancing is available on a quarterly,

semi-annual or annual basis.

To authorize automatic rebalancing, sign and complete the automatic rebalancing section of the Touchstone variable annuity application or the Variable Annuity

Automatic Rebalancing Agreement form. These forms can be obtained from the

Touchstone Variable Annuity Service Center at 800.669.2796 (press 2) or P.O. Box

2850, Cincinnati, Ohio 45201-2850.

Please note: Automatic rebalancing may not be available if dollar cost averaging has been selected.

DOLLAR COST AVERAGING

--------------------------------------------------------------------------------

Dollar cost averaging can result in a lower average cost of investing over time.

While dollar cost averaging does not guarantee a profit or prevent a loss, you have a higher likelihood to profit from this long-term investment method.

                                  TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


                                                                              15

ACCESSING YOUR MONEY

--------------------------------------------------------------------------------

Your Contract is designed to help you achieve your long-term investment goals.

However, there may be times when you need to access the money you have invested in your Contract. You can access your money at any time during the accumulation phase by making a partial withdrawal, by making systematic withdrawals or by canceling your Contract.

Partial Withdrawals

To withdraw money from your Contract, send written instructions to the

Touchstone Variable Annuity Service Center at P.O. Box 2850, Cincinnati, Ohio

45201-2850. For help with a partial withdrawal, please call the Service Center at 800.669.2796 (press 2).

The following guidelines apply to partial withdrawals:

     -    Include your Contract number or other information that identifies your

          Contract and the amount to be withdrawn in your instructions.

     -    Each withdrawal must be at least $250.

     -    If your Contract Value is reduced below $5,000 by the partial withdrawal, we reserve the right to terminate your Contract by paying you the Surrender Value.

Systematic Withdrawal Plan

The Systematic Withdrawal Plan allows you to withdraw a specific dollar amount from your Contract on a monthly, quarterly, semiannual or annual basis. The minimum amount for each systematic withdrawal is $100.To set up systematic withdrawals, contact the Touchstone Variable Annuity Service Center at

800.669.2796 (press 2) or at P.O. Box 2850, Cincinnati, Ohio 45201-2850. You can

discontinue your systematic withdrawals at any time by sending written instructions to us.

Canceling Your Contract

You can cancel your Contract at any time during the accumulation phase. When you cancel your Contract, we pay you the Surrender Value. This payment terminates your Contract and our obligations under the Contract.

To cancel your Contract, send written instructions to the Touchstone Variable

Annuity Service Center at P.O. Box 2850, Cincinnati, Ohio 45201-2850. Include

your Contract number or other information that identifies your Contract in your instructions. For assistance, please call the Service Center at 800.669.2796

(press 2).

The Surrender Value will equal the Contract Value, less any applicable contract maintenance charge and premium taxes. Because investment performance and applicable charges affect your Contract Value, the Surrender Value may be less than the total of your purchase payments.

TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


ACCESSING YOUR MONEY                                                          16

--------------------------------------------------------------------------------

Penalty Taxes

If you withdraw money from your Contract or cancel your Contract before you or the Annuitant (as applicable) reach age 5912, you generally will have to pay a federal penalty tax. This tax is equal to 10% of the amount of the payment you receive that is treated as taxable income. More information about penalty taxes is located on page 34.

Processing Withdrawals

When we process your partial or systematic withdrawal, we withdraw money from each of your investment options on a pro-rata basis. For example, if you have

25% of your money in the Touchstone Growth & Income Sub-Account and 75% of your money in the Touchstone Balanced Sub-Account and you want to withdraw $2,000,we will withdraw $500 from the Touchstone Growth & Income Sub-Account (25% of

$2,000) and $1,500 from the Touchstone Balanced Sub- Account (75% of $2,000).

If you want us to process your withdrawal on a different basis, such as withdrawing all the money from one Sub-Account, you must provide specific instructions in your withdrawal request.

We will generally send payments to you within 7 days of the date that we process your request. We may delay calculating the amount of the payment from a Sub-

Account or sending a payment from a Sub-Account for any of the following reasons:

     -    The New York Stock Exchange is closed on a day that it normally would be open.

     -    The Securities and Exchange Commission has determined that trading on the New York Stock Exchange is restricted.

     -    The Securities and Exchange Commission has determined that, because of an emergency, it is not reasonably practicable for the Sub-Accounts to sell securities or to fairly determine the value of their investments.

     -    The SEC permits us to postpone payments from the Sub-Accounts for your protection.

                                  TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


                                                                              17

CHARGES

--------------------------------------------------------------------------------

Administrative Charges

We incur administrative costs in setting up your Contract, maintaining records of your Contract and sending you confirmations and statements about your

Contract. By paying a contract maintenance charge and a contract administration charge, you reimburse us for the administrative costs we expect to incur.




                       Contract Maintenance        Contract Administration

                              Charge                       Charge


                   - On the anniversary of your  - On each day the New

                     Contract Date each year       York Stock Exchange

                     until annuity payments        is open for trading.

                     begin.

                   - The date we start annuity

                     payments.

                   - The date you completely

    WHEN CHARGED?    surrender your Contract.

    -------------------------------------------------------------------------

                   - $35 each year               - The effective annual rate

HOW MUCH CHARGED?                                  of the charge is 0.10%.

-----------------------------------------------------------------------------

                   - We reduce your Contract     - We deduct this charge

                     Value. The number of          from the Accumulation

                     Accumulation Units you        Unit Value of each Sub

                     own in each Sub-Account       Account.

     HOW CHARGED?    is reduced.

     ------------------------------------------------------------------------



If we receive appropriate governmental approvals, we may reduce or eliminate the contract maintenance charge.

Mortality and Expense Risk Charges

We assume two risks with every Contract: a mortality risk and an expense risk.

We take a mortality risk that the Annuitant will live longer than expected or we will pay a death benefit greater than your Contract Value. We also take an expense risk that the administrative charges will not pay all the administrative costs of your Contract.

You pay us to assume these risks by paying mortality and expense risk charges.

On each Valuation Date, we deduct the mortality and expense risk charges from the Accumulation Unit Value of each Sub-Account. The effective annual rate of these charges is 0.70%, which includes 0.50% for assuming mortality risk and

0.20% for assuming expense risk. If we do not actually incur the risks associated with these charges, we will make money from collecting these charges.

Premium Taxes

Certain states and government authorities charge a premium tax on your purchase payments. The premium tax may be as much as 3.5% of your purchase payments.

These premium taxes are charged either when you make purchase payments or when we begin annuity payments.

TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


CHARGES                                                                       18

--------------------------------------------------------------------------------

Currently, we pay all of the premium taxes charged by states and government authorities. However, we may decide to stop paying the premium taxes in the future. We would then deduct the amount of the premium taxes from your Contract

Value at one of the following times when:

     -    We pay the premium tax.

     -    You surrender or withdraw money from your Contract.

     -    The death benefit is paid.

     -    Annuity payments begin.

                                  TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


                                                                              19

INFORMATION ABOUT THE INVESTMENT OPTIONS

--------------------------------------------------------------------------------

The Sub-Accounts and the Funds

Each Sub-Account invests in a corresponding Fund. These tables contain information about the investment objective, Advisor and Sub-Advisor of each

Fund:




                                     Investment Objective                     Advisors/Sub-Advisors


      AIM V.I. CAPITAL

          APPRECIATION

             -SERIES 1  The Fund seeks to provide growth of capital.    A I M Advisors, Inc.

      ----------------------------------------------------------------------------------------------------

              AIM V.I.  The Fund seeks to achieve a high level of

            GOVERNMENT  current income consistent with reasonable

   SECURITIES-SERIES 1  concern for safety of principal.                A I M Advisors, Inc.

   -------------------------------------------------------------------------------------------------------

                 ALGER

        AMERICAN SMALL  The Fund seeks to provide long-term

CAPITALIZATION-CLASS O  capital appreciation.                           Fred Alger Management, Inc.

----------------------------------------------------------------------------------------------------------

        ALGER AMERICAN  The Fund seeks to provide long-term

        GROWTH-CLASS O  capital appreciation.                           Fred Alger Management, Inc.

        --------------------------------------------------------------------------------------------------

                        The Fund seeks long-term growth and

        DWS EQUITY 500  invests primarily in common stocks of

  INDEX VIP-CLASS A(1)  companies that comprise the S&P 500 Index.      Deutsche Asset Management, Inc.

  --------------------------------------------------------------------------------------------------------

               MFS VIT

     EMERGING GROWTH-  The Fund seeks to provide long-term             Massachusetts Financial

         INITIAL CLASS  growth of capital.                              Services Company

      ----------------------------------------------------------------------------------------------------

                        The Fund's objective is to seek long-

               MFS VIT  term growth of capital with a secondary

      INVESTORS TRUST-  objective to seek reasonable current            Massachusetts Financial

         INITIAL CLASS  income.                                         Services Company

      ----------------------------------------------------------------------------------------------------

             PIMCO VIT

        LONG-TERM U.S.  The Fund seeks maximum total return

           GOVERNMENT-  consistent with preservation of capital and     Pacific Investment

  ADMINISTRATIVE CLASS  prudent investment management.                  Management Company LLC

  --------------------------------------------------------------------------------------------------------

             PUTNAM VT

         INTERNATIONAL  The Fund invests mainly in large- and midsized

       EQUITY-CLASS IB  international stocks.                           Putnam Investment Management, LLC

       ---------------------------------------------------------------------------------------------------

            TOUCHSTONE  The Fund seeks long-term capital

       BARON SMALL CAP  appreciation.                                   BAMCO, Inc.*

       ---------------------------------------------------------------------------------------------------

                        The Fund seeks to increase the value of         TCW Investment Management Company*

            TOUCHSTONE  its shares as a primary goal and to earn        Westfield Capital Management

     MID CAP GROWTH(2)  income as a secondary goal.                     Company, LLC*

     -----------------------------------------------------------------------------------------------------

            TOUCHSTONE

    THIRD AVENUE VALUE  The Fund seeks long-term capital appreciation.  Third Avenue Management LLC*

    ------------------------------------------------------------------------------------------------------

*Sub-Advisors to Touchstone Advisors, Inc.

(1) Formerly Scudder VIT Equity 500 Index- Class A

(2) Formerly Touchstone Emerging Growth

TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


INFORMATION ABOUT THE INVESTMENT OPTIONS                                      20

--------------------------------------------------------------------------------

                                     Investment Objective                     Advisors/Sub-Advisors

      TOUCHSTONE EAGLE  The Fund seeks long-term capital

  CAPITAL APPRECIATION  appreciation.                                   Eagle Asset Management, Inc.*

  --------------------------------------------------------------------------------------------------------

                        The Fund seeks to achieve a total

            TOUCHSTONE  return that is higher than the total

              ENHANCED  return of the Dow Jones Industrial

           DIVIDEND 30  Average (DJIA).                                 Todd Investment Advisors, Inc.*

           -----------------------------------------------------------------------------------------------

                        The Fund seeks long-term value by

            TOUCHSTONE  investing primarily in common stock of          Fort Washington Investment

            VALUE PLUS  larger companies.                               Advisors, Inc.*

            ----------------------------------------------------------------------------------------------

                        The Fund seeks to increase the value of

            TOUCHSTONE  Fund shares over the long-term, while           Deutsche Investment Management

       GROWTH & INCOME  receiving dividend income.                      Americas Inc.*

       ---------------------------------------------------------------------------------------------------

            TOUCHSTONE  The Fund seeks to achieve both an increase

              BALANCED  in share price and current income.              Oppenheimer Capital, LLC*

            ----------------------------------------------------------------------------------------------

                        The Fund seeks to achieve a high level of

            TOUCHSTONE  current income as its main goal with            Fort Washington Investment

            HIGH YIELD  capital appreciation as a secondary goal.       Advisors, Inc.*

            ----------------------------------------------------------------------------------------------

                        The Fund seeks to provide a high level

                        of current income as is consistent with

            TOUCHSTONE  the preservation of capital.                    Capital Fort Washington Investment

             CORE BOND  appreciation is a secondary goal.               Advisors, Inc.*

            ----------------------------------------------------------------------------------------------

                        The Fund seeks high current income

                        consistent with liquidity and stability of

                        principal. The Fund is a money market

            TOUCHSTONE  fund and tries to maintain a constant           Fort Washington Investment

          MONEY MARKET  share price of $1.00 per share.                 Advisors, Inc.*

          ------------------------------------------------------------------------------------------------



*Sub-Advisors to Touchstone Advisors, Inc.

The Funds underlying the Sub-Accounts may reserve the right to reject trades by

Separate Account 2 in a Fund's shares if in the Fund's opinion, the trade would disrupt the management of the Fund. Such action would be taken only in extraordinary situations, such as where excessive market timing activity is taking place. In the event a Fund rejects a trade, we may not be able to immediately honor a purchase, transfer, or withdrawal request.

More complete information about each Fund, including information about its expenses, is included in its prospectus, which is delivered with this prospectus. Please read the Fund's prospectus carefully before you select it as an investment option.

                                  TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


INFORMATION ABOUT THE INVESTMENT OPTIONS                                      21

--------------------------------------------------------------------------------

Changes in the Sub-Accounts and the Funds

We may add, delete or combine Sub-Accounts. New Sub-Accounts will invest in

Funds we consider suitable. We may also substitute a new Fund or similar investment option for the Fund in which a Sub-Account invests. We would make a substitution to ensure the underlying Fund continues to be a suitable investment. A substitution may be triggered by unsatisfactory investment performance, a change in laws or regulations, a change in a Fund's investment objectives or restrictions, a change in the availability of the Fund for investment, or any other reason. Before any substitution, we will obtain any required approvals, including approval from the SEC or from Contract owners.

TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


                                                                              22

VALUATION OF YOUR INVESTMENTS

--------------------------------------------------------------------------------

Sub-Accounts

The value of your interest in a Sub-Account is measured in Accumulation Units.

An Accumulation Unit is an accounting unit of measure. It is similar to a share of a mutual fund. The value of an Accumulation Unit varies from day to day depending on the investment performance of the Fund in which the Sub-Account is invested and the expenses of the Sub-Account.

The Accumulation Unit Value of each Sub-Account is calculated on each day that the New York Stock Exchange is open for business (Valuation Date). The

Accumulation Unit Value of a Sub-Account on any Valuation Date is calculated by dividing the value of the Sub-Account's net assets by the number of Accumulation

Units credited to the Sub-Account on the Valuation Date.

When you allocate purchase payments to a Sub-Account, your Contract is credited with Accumulation Units. Other transactions, such as withdrawals, exchanges, and payments of the annual contract maintenance charge, will increase or decrease the number of Accumulation Units credited to your Contract.

The number of Accumulation Units added to or subtracted from your Contract is calculated by dividing the dollar amount of the transaction by the Accumulation

Unit Value for the Sub-Account at the close of trading on the Valuation Date when we process the transaction. To calculate the Accumulation Unit Value of a

Sub- Account on any Valuation Date, we start with the Accumulation Unit Value from the preceding Valuation Date and adjust it to reflect the following items:

     -    The investment performance of the Sub-Account, which is based on the investment performance of the corresponding Fund

     -    Any dividend or distributions paid by the corresponding Fund

     -    Any charges or credits for taxes that we determined were the result of the investment operations of the Sub-Account

     -    The mortality and expense risk charge

     -    The contract administration charge

We reserve the right to change the number and value of the Accumulation Units credited to your Contract so long as the change does not affect your Contract

Value or the benefits or other provisions of your Contract.

ACCUMULATION UNIT

--------------------------------------------------------------------------------

A unit of measure used to calculate a Contract owner's share of a Sub- Account.

Although it is not the same as a mutual fund share, it is similar.

ACCUMULATION UNIT VALUE

--------------------------------------------------------------------------------

The dollar value of an Accumulation Unit in a Sub-Account.

                                  TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


                                                                              23

ANNUITY INCOME PAYMENT OPTIONS

--------------------------------------------------------------------------------

Annuity Phase

During the annuity phase, we will make periodic annuity income payments based on the annuity income payment option you choose as described on the following page.

In the Contract, we refer to annuity income payment options as payout plans.

Determining the Income Date

Annuity income payments start on a specific date called the Income Date. The

Income Date is shown on page 3 of your Contract. If you do not select an Income

Date, the Income Date will be based on the birthday of the Annuitant. The

Annuitant is a natural person selected by you whose life is used to determine the duration and amount of any annuity payments.

Generally, unless you have selected another date, the Income Date is the first anniversary of your Contract Date on or after the Annuitant's 80th birthday. If your Contract has not been in effect for 10 years on the Annuitant's 80th birthday, the Income Date will be the 10th anniversary of your Contract Date.

You can change the Income Date by writing to us. We must receive this notice on or before the scheduled Income Date. Once annuity income payments begin, you cannot change the Income Date.

Choosing the Payee

You choose the person or persons to receive the annuity income payments. If you do not select someone, the Annuitant will automatically receive the annuity income payments. You can change the person you selected at any time by writing to us. If the person you select to receive annuity income payments dies, you will receive any remaining annuity income payments unless you select another payee.

Determining the Payment Amount

Annuity income payment amounts are based on your Contract Value on the Income

Date and the payment option you choose.

Under all payment plans, we guarantee that you will earn interest at a minimum rate of 3% each year.

Choosing the Frequency

Generally, we make annuity income payments monthly. You can request annuity income payments on a quarterly, semiannual, or annual basis. If the Surrender

Value of your Contract is less than $1,000, we make one annuity income payment in an amount equal to the Surrender Value. If each periodic payment will be less than $50, we will change the frequency of the payments to increase the amount of each periodic payment to at least $50.

TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


ANNUITY INCOME PAYMENT OPTIONS                                                24

--------------------------------------------------------------------------------

Choosing the Payment Option

You can select one of the five annuity income payment options described below,

or any other payment option we currently offer, at any time before the Income

Date. Some states may limit the availability of payment options. You can change the payment option you selected by writing to us. We must receive this notice on or before the scheduled Income Date. Once annuity income payments begin, you cannot change your payment option.

If you do not elect an annuity payment plan, Life Income Option 2C (monthly payments guaranteed for 10 years) will apply.




                                       Overview of Annuity Income Payment Options


INSTALLMENT INCOME OPTION 1A  Fixed Period - you select the number of years.

---------------------------------------------------------------------------------------------

INSTALLMENT INCOME OPTION 1B  Fixed Amount - you select the amount of the monthly payment.

---------------------------------------------------------------------------------------------

       LIFE INCOME OPTION 2A  One Life - we make payments as long as the Annuitant lives.

       --------------------------------------------------------------------------------------

                              Joint and Survivor - we make payments as long as either the

       LIFE INCOME OPTION 2B  Annuitant or another designated person lives.

       --------------------------------------------------------------------------------------

                              Life with Guaranteed Period - we make guaranteed payments for

       LIFE INCOME OPTION 2C  10 or 20 years and as long as the Annuitant lives.

       --------------------------------------------------------------------------------------



                                  TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


ANNUITY INCOME PAYMENT OPTIONS                                                25

--------------------------------------------------------------------------------




                                               Annuity Income Payment Options


                    FIXED PERIOD

                    Monthly Payment Amount: Based on the Surrender Value of your Contract and the number of years in the payment period. The monthly payments will remain the same throughout the payment period.

INSTALLMENT INCOME  Payment Period: You select the number of years, but no more than 30.

         OPTION 1A  Option to Request Lump Sum Payment: Available at any time.

--------------------------------------------------------------------------------------------------------

                    FIXED AMOUNT

                    Monthly Payment Amount: You select the amount, which must be at least $5 for each $1,000 of Surrender Value. For example, if your Surrender Value is

                    60,000, the minimum monthly payment amount is $300 ($5 x 60). The monthly payments will remain the same throughout the payment period.

                    Payment Period: Payments are made until the entire amount, including interest,

INSTALLMENT INCOME  is paid. All payments must be made in 30 years or less.

         OPTION 1B  Option to Request Lump Sum Payment: Available at any time.

--------------------------------------------------------------------------------------------------------

                    ONE LIFE

                    Monthly Payment Amount: Based on the Surrender Value of your Contract and the age and gender of the Annuitant on the date of the first payment. The monthly payments will remain the same throughout the payment period.

                    Payment Period: We make payments for as long as the Annuitant lives. When the Annuitant dies we stop payments even if only one payment was made.

       LIFE INCOME  Option to Request Lump Sum Payment: Not available after the first payment

         OPTION 2A  is made.

       -------------------------------------------------------------------------------------------------

                    JOINT AND SURVIVOR

                    Monthly Payment Amount: Based on the Surrender Value of your Contract and the age and gender of the Annuitant and another designated person on the date of the first payment. The monthly payments will remain the same throughout the payment period.

                    Payment Period: Based on the lifetimes of the Annuitant and another designated person. Payments continue as long as either person is living. If either person dies before the first payment, we make annuity payments during the survivor's lifetime under Life Income Option 2C guaranteed for 10 years.

       LIFE INCOME  Option to Request Lump Sum Payment: Not available after the first payment

         OPTION 2B  is made.

       -------------------------------------------------------------------------------------------------

                    LIFE WITH GUARANTEED PERIOD

                    Monthly Payment Amount: Based on the Surrender Value of your Contract,

                    the age and gender of the Annuitant on the date of the first payment and the number of years chosen for guaranteed payments. The monthly payments will remain the same throughout the payment period.

                    Payment Period: You select 10 or 20 years as the guaranteed period. We make payments for as long as the Annuitant lives even if the Annuitant lives longer than the selected period. For example, if you select a 10-year guaranteed payment period and the Annuitant lives for 12 years, we make payments for 12 years.

       LIFE INCOME  Option to Request Lump Sum Payment: Not available after the first payment

         OPTION 2C  is made.

       -------------------------------------------------------------------------------------------------



TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


                                                                              26

DEATH BENEFIT

--------------------------------------------------------------------------------

Death of Annuitant

If the Annuitant dies before the Income Date, we will pay a death benefit instead of annuity payments.

You select one or more person(s) who will receive this death benefit. These people are called beneficiaries. You can change your beneficiaries at any time by writing to us.

To determine the death benefit amount, we must receive proof of death of the

Annuitant and payment instructions for the beneficiary. If we do not receive payment instructions for the beneficiary within 60 days of receipt of the proof of death, we may pay the beneficiary in one lump sum. You can find additional information about designating a beneficiary and payment instructions in your

Contract.

Based upon the date we receive the proof of death and payment instructions, we calculate the amount of the death benefit according to the following table:

BEFORE ANNUITANT'S 80TH BIRTHDAY

Annuitant dies before annuity payments begin, before the first day of the calendar month after the Annuitant's 80th birthday.

The death benefit amount will equal the greater of the following 2 amounts:

-    The Contract Value on the date we receive proof of death of the Annuitant and payment instructions for the beneficiary

-    The sum of all purchase payments minus any amounts withdrawn

AFTER ANNUITANT'S 80TH BIRTHDAY

Annuitant dies before annuity payments begin but on or before the first day of the calendar month after the Annuitant's 80th birthday.

The death benefit amount will equal the Contract Value on the day we receive proof of death of the Annuitant and payment instructions for the beneficiary.

Annuitant dies after annuity income payments begin.

Any remaining benefits will be paid based on the annuity income payment option in effect.

Death of Owner

If an Owner who is not also the Annuitant dies before the Annuitant and before the Income Date, the Surrender Value will be paid to the new Owner as described in the Required Distributions section on page 35 of this prospectus.

                                  TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


                                                                              27

WSLAC AND SEPARATE ACCOUNT 2

--------------------------------------------------------------------------------

WSLAC

Western-Southern Life Assurance Company (WSLAC) is a stock life insurance company organized under the laws of the State of Ohio on December 1, 1980. It is a wholly-owned subsidiary of The Western and Southern Life Insurance Company

(WSLIC), a stock life insurance company organized under the laws of the State of

Ohio on February 23, 1888, which is a wholly-owned subsidiary of

Western-Southern Mutual Holding Company, a mutual holding company organized under the laws of the State of Ohio on September 19, 2000. WSLAC and WSLIC issue insurance and annuity contracts and are located at 400 Broadway, Cincinnati,

Ohio 45202.

Separate Account 2

WSLAC established Separate Account 2 (SA2) under Ohio law on June 1, 1994. SA2 supports the Contracts and certain other variable annuity contracts that it issues. SA2 is registered with the SEC as a unit investment trust. We may operate SA2 as a management investment company or any other form permitted by law. We may also deregister SA2 if registration with the SEC is no longer required.

SA2 currently offers 20 Sub-Account options to purchasers of the Contracts. SA2 holds the investments allocated to the Sub-Accounts by the owners of the

Contracts. It also holds assets for the benefit of owners of certain other variable annuity contracts that it issues. SA2 invests the assets of each

Sub-Account in the corresponding Fund. The investment objective of a Sub-Account and the Fund in which it invests are identical.

WSLAC owns SA2's assets but it separates SA2's assets from its general account assets and the assets of its other separate accounts. Liabilities from any other businesses conducted by WSLAC will not be charged to SA2's assets. We hold SA2's assets exclusively for the benefit of owners and beneficiaries of the Contracts and certain other variable annuity contracts issued by SA2. WSLAC is obligated to pay all benefits provided under the Contracts.

The income, capital gains and capital losses of each Sub-Account are credited to or charged against the assets of that Sub-Account without regard to the income,

capital gains or capital losses of any other Sub-Account or WSLAC.

TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


                                                                              28

UNDERWRITER

--------------------------------------------------------------------------------

Touchstone Securities, Inc. is the distributor of the Contracts. Its principal business address is 303 Broadway, Suite 1100, Cincinnati, Ohio 45202. Touchstone

Securities is a wholly-owned subsidiary of IFS Financial Services, Inc., a wholly-owned subsidiary of WSLAC.

Touchstone Securities pays sales commissions to persons or entities that sell the Contracts. These persons are called dealers. Sales commissions may be calculated as a percentage of the purchase payments received for a Contract or a percentage of the Contract Value (sometimes called a trail commission). Sales commissions may also be based on a dealer's total sales and other performance factors (sometimes called production bonuses).Touchstone Securities may also pay dealers for other services not directly related to Contract sales.

                                  TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


                                                                              29

VOTING RIGHTS

--------------------------------------------------------------------------------

Because each Sub-Account invests in a corresponding Fund, WSLAC is entitled to vote at any meeting of the Fund's shareholders. WSLAC, on behalf of SA2, votes the shares of a Fund that are held by a Sub-Account according to the instructions of the owners of Contracts who have invested in that Sub-Account.

If you have money in a Sub-Account on the record date for a meeting of the shareholders of the corresponding Fund, we will ask you for voting instructions.

You will have voting rights corresponding to the number of Accumulation Units attributable to your policy.

We will mail materials to you at least 14 days before the shareholder meeting so you can provide your voting instructions to us. If we do not receive voting instructions from you, we will still vote the shares for which you are entitled to provide instructions. We will vote these shares in the same proportion as the voting instructions received by Contract owners who provide instructions. If

WSLAC itself is entitled to vote at the shareholder meeting, it will vote its shares in the same manner.

We may not ask Contract owners for voting instructions if the applicable rules and regulations change and permit us to vote the shares of a Fund. We may also change the manner in which we calculate the number of shares for which you can provide voting instructions if the applicable rules and regulations change.

We may disregard the voting instructions of Contract owners under certain circumstances and state insurance regulators may require us to disregard these instructions under certain circumstances. If we disregard the voting instructions we receive, we will include a summary of our actions in our next report to you.

TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


                                                                              30

OTHER INFORMATION ABOUT YOUR CONTRACT

--------------------------------------------------------------------------------

Rely on your Contract

The description of the Contract in this Prospectus is subject to the specific terms of your Contract as it contains specific contractual provisions and conditions. If the terms of your Contract differ from the description of the

Contract in the Prospectus, you should rely on the terms in your Contract.

Confirmations and Statements

We will send you a confirmation of each purchase payment and other financial transactions, such as transfers and partial withdrawals. We will also send you a statement each year showing the value of your investment in the Sub-Accounts.

If you have invested money in a Sub-Account, you will also receive semi-annual reports for the underlying Fund of that Sub-Account. These semi-annual reports will include a list of portfolio securities held by the underlying Fund.

Processing Guidelines

We use certain guidelines to determine when we will process your Contract application and other instructions. These processing guidelines determine your

Contract Date and the effective date of instructions that you send to us. The effective date depends upon the time of day we receive your application or your instructions, whether the New York Stock Exchange is open at that time and whether your application and instructions are in good order.

If we receive an incomplete application or incomplete instructions from you, we will contact you for more information. If we have not received all the application information that we need within 5 business days of the day we received your application, we will return your initial purchase payment to you unless you tell us not to return it.

If you are the sole owner of your Contract, you must sign your Contract application and other instructions. If you and another person are joint owners of your Contract, you and your joint owner must both sign your Contract application and other instructions.

Security Procedures

We have established security procedures for telephone transactions, such as recording telephone calls. In the future we may also require a personal identification number (PIN). We will not be liable for losses due to unauthorized or fraudulent telephone instructions if we follow reasonable security procedures and reasonably believe the instructions are genuine.

Misstatement of Age or Gender

If the age or gender of the Annuitant is misstated in information sent to us, we will change any benefits under the Contract to those benefits that your purchase payments would have purchased if the correct age and gender had been stated. If we do not discover the misstatement until after annuity payments have started,

we will deduct any overpayments, plus compound interest, from subsequent payments and we will pay any underpayments, plus compound interest, in a lump sum.

                                  TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


OTHER INFORMATION ABOUT YOUR CONTRACT                                         31

--------------------------------------------------------------------------------

Assignment

Generally, you may assign your Contract, but you may assign a Contract purchased in connection with a retirement plan only if assignment is permitted under applicable law and the documents governing the plan. We will not be bound by any assignment until written notice of the assignment is received and recorded at the Touchstone Variable Annuity Service Center. Your rights and the rights of your beneficiary will be affected by an assignment. We are not responsible for the validity or tax consequences of any assignment.

Loans

You may be permitted to take a loan from your Contract if you purchased it in connection with a 403(b) plan and the plan documents permit such loans. Loans are not permitted under any other type of Contract.

No Dividends

The Contracts are "non-participating", which means that they do not pay dividends. The investment results of the investment options that you choose are reflected in your benefits.

Financial Statements and Additional Contract Information

Financial statements of WSLAC and SA2 are included in the Statement of

Additional Information along with additional information about the Contracts.

The table of contents of the Statement of Additional Information is included on page 50. For a free copy, call the Touchstone Variable Annuity Service Center at

800.669.2796 (press 2). The Statement of Additional Information and other information about the Contracts is also available on the Securities and Exchange

Commission's web site (http://www.sec.gov). The Registration Number for the

Contracts is 033-79906. The Registration Number for Separate Account 2 is

811-08550.

TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


                                                                              32

FEDERAL INCOME TAX INFORMATION

--------------------------------------------------------------------------------

The following discussion summarizes the impact of certain federal income tax laws on contributions to, earnings of and distributions from a Contract. It is based on our understanding of these laws as they are currently in effect and interpreted. It is not tax advice. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR

BEFORE YOU PURCHASE A CONTRACT. Because this is a summary, it does not contain all the information that may be important to you.

The impact of federal income taxes on your investment in a Contract depends,

among other things, on the following factors:

     -    WSLAC's tax status

     -    The tax status of the Contract

     -    Your tax status

     -    The tax status of your beneficiary

     -    The tax status of the person you select to receive annuity payments

Your investment may also be affected by changes that occur in the federal income tax laws and by other tax laws, such as state or local income tax laws, federal estate and gift tax laws and local estate and other similar laws. The effects of such other laws on your investment in a Contract are generally not discussed in this summary.

The following discussion assumes "you" are the owner of a Contract, or, when the

Contract is purchased in connection with a retirement plan that is described below as a Qualified Plan, "you" are the plan participant for whose benefit the

Contract is purchased.

Tax Status of WSLAC

WSLAC is taxed as a life insurance company. Because the operations of the SA2 are part of WSLAC, WSLAC is responsible for any federal income taxes related to the income of the SA2 and its Sub-Accounts. You are responsible for all taxes related to your investment in a Contract.

Tax Status of the Contract

We believe that any Contract will be treated as an "annuity contract" under the

Internal Revenue Code (Code) and thus will provide the federal income tax consequences discussed in this summary. We do not, however, guarantee the tax status of any Contract. You bear the complete risk that any Contract you own may not be treated as an "annuity contract" under the Code. A more detailed discussion of various matters that might affect your Contract's status as an

"annuity contract" is included in the Statement of Additional Information.

If a Contract you own is not treated as an "annuity contract", the earnings allocable to your investment in the Contract will be included in your income for federal income tax purposes on a current basis, even if you have not yet received payments from the Contract.

The discussions which follow entitled "Tax Treatment of Non-Qualified Contracts"

and "Tax Treatment of Qualified Contracts" will apply only if the applicable

Contract is treated as an "annuity contract" under the Code.

                                  TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


FEDERAL INCOME TAX INFORMATION                                                33

--------------------------------------------------------------------------------

Tax Treatment of Non-Qualified Contracts

The information in this section of the Prospectus relates to Contracts that are not purchased in connection with a retirement plan or program which qualifies under Section 401, 403(b), 408, 408A or 457 of the Code. In this section of the

Prospectus, these Contracts will be called "Non-Qualified Contracts".

A Non-Qualified Contract is intended to be a tax-deferred investment. This means that, if the Contract qualifies as an "annuity contract" under the Code, you will not have to include in income for federal income tax purposes the investment earnings of your Non-Qualified Contract until you make a withdrawal from the Contract, surrender it or start receiving annuity payments from it.

When you make a withdrawal from your Non-Qualified Contract, surrender it or receive an annuity payment from it, you will have to include in income for federal income tax purposes the portion of the payment that reflects investment earnings (but no other part of the payment which reflects an amount that has already been included in your income for federal tax purposes).

Different rules may apply to an owner of a Non-Qualified Contract that is not a natural person, such as a corporation or trust. If the owner of a Non-Qualified

Contract is not a natural person, you should consult a tax advisor for more information about these rules.

The following discussion in this section explains how the general principles of tax deferred investing apply to a Non-Qualified Contract when the owner of the

Contract is a natural person. The discussion assumes at all times that your Non-

Qualified Contract will be treated as an "annuity contract" under the Code.

Tax Treatment of Purchase Payments

Generally, any purchase payments that you invest in your Non-Qualified Contract will not be deductible in determining your federal income tax.

Tax Treatment of Withdrawals, Surrenders and Distributions

You will generally have to include in income for federal income tax purposes the portion of any payment from your Non-Qualified Contract that exceeds the portion of the cost basis (or principal) of the Contract which is allocable to such payment. The difference between the cost basis and the value of your Non-

Qualified Contract represents the increase in the value of the Contract. The taxable portion of a payment from your Non-Qualified Contract is generally taxed at your marginal income tax rate.

Tax Treatment of Partial Withdrawals and Surrenders

PARTIAL WITHDRAWALS. A partial withdrawal refers to a withdrawal from your

Non-Qualified Contract that is less than its total value and is not paid in the form of an annuity. Usually, a partial withdrawal of the value of your

Non-Qualified Contract will be treated for tax purposes as coming first from earnings (which represent the increase in the value of the Contract). This portion of the withdrawal will be included in your income for federal income tax purposes.

The cost basis of your Non-Qualified Contract is generally the sum of your purchase payments for the Contract.

TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


FEDERAL INCOME TAX INFORMATION                                                34

--------------------------------------------------------------------------------

After the earnings portion is exhausted, the remainder of any partial withdrawal will be treated as coming from your principal in the Contract (generally the sum of the purchase payments; it also may include any employer or other payments for the Contract that were previously included in your income for federal income tax purposes). This portion of the withdrawal will not be included in your income for federal income tax purposes.

If your Non-Qualified Contract contains investments made prior to August 14,

1982, however, a partial withdrawal from the Contract will be treated, to the extent it is allocable to such pre-August 14, 1982 investments, as coming first from principal and then, only after the principal portion is exhausted, from earnings.

SURRENDERS. If you surrender your Non-Qualified Contract and receive a lump sum payment of its entire value, the portion of the payment that exceeds your then remaining cost basis in the Contract will be included in your income for federal income tax purposes. You will not include in income for federal income tax purposes the part of the payment that is equal to such cost basis.

Tax Treatment of Annuity Payments

If annuity payments are made under your Non-Qualified Contract, a portion of each payment is generally excludable from your income for federal income tax purposes as a tax-free recovery of your cost basis in the Contract and the balance is included in your income for such purposes.

The portion of the payment that is excludable from income is determined under detailed rules provided in the Code (which in general terms determine such excludable amount by dividing your cost basis in the Contract at the time the annuity payments begin by the expected return under the Contract).

If the annuity payments continue after your cost basis has been recovered, such additional payments will generally be included in full in income for federal income tax purposes.

For the above purposes, your cost basis in the Contract will be reduced to reflect the value of any period certain or refund guarantee form in which the annuity payments are to be made, if applicable.

Penalty Tax on Distributions

Generally, a penalty equal to 10% of the amount of any payment that is includable in your income for federal income tax purposes will apply to any distribution you receive from a Non-Qualified Contract in addition to ordinary income tax.

This 10% penalty will not apply, however, if the distribution meets certain conditions. Some of the distributions that are excepted from the 10% penalty are listed below:

     -    A distribution that is made on or after the date you reach age 5912

     -    A distribution that is made on or after your death

     -    A distribution that is made when you are disabled (as defined in

          Section 72(m) of the Code)

                                  TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


FEDERAL INCOME TAX INFORMATION                                                35

--------------------------------------------------------------------------------

     -    A distribution that is made as part of a series of substantially equal periodic payments which are made at least annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your joint Annuitant under the Contract

     -    A part of a distribution that is attributable to your investment in the Contract prior to August 14, 1982

     -    A distribution that is paid as an immediate annuity within the meaning of Section 72(u)(4) of the Code, which generally refers to an annuity contract that has been purchased with a single premium or annuity consideration, under which payments begin no later than one year from the purchase of the contract and which provides for a series of substantially equal periodic payments to be made at least annually during the annuity period

Tax Treatment of Assignments

An assignment or pledge by you of your Non-Qualified Contract may be treated as if it were a payment to you of all or part of the value of the Contract and therefore may be a taxable event. You should consult your own tax advisor before you assign or pledge your Non-Qualified Contract.

Required Distributions

To qualify as an "annuity contract" under the Code, your Non-Qualified Contract must meet certain distribution requirements in the event you die.

Generally, if you die before annuity payments begin under the Contract, the amounts accumulated under your Non-Qualified Contract either must be distributed within five years of your death or must begin to be paid within one year of your death under a method that will pay the entire value of the Contract over the life (or a period not extending beyond the life expectancy) of your designated beneficiary under the Contract.

Special rules apply, however, if your designated beneficiary under the Contract is your surviving spouse. If your spouse is your beneficiary under the Contract,

these rules involving required distributions in the event of death will be applied as if your surviving spouse had been the original owner of the Contract.

If you die after annuity payments have begun, payments generally must continue at least as rapidly as under the method in effect at your death (unless such method provides that payments stop at your death).

Withholding

Payments received from your Non-Qualified Contract are, to the extent includable in your income for federal income tax purposes, generally subject to federal income tax withholding, unless you elect not to have taxes withheld and you notify us that you are making this election.

Your tax status, the type of distribution and any election you make as to the withholding amount that is to apply will determine how much money must be withheld if you fail to elect out of withholding.

TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


FEDERAL INCOME TAX INFORMATION                                                36

--------------------------------------------------------------------------------

Multiple Non-Qualified Contracts

All Non-Qualified Contracts that are issued to you by the same company within a calendar year period are generally treated as one Contract for purposes of determining the tax consequences of any distribution, and this may cause adverse or unanticipated tax consequences. As a result, you should consult a tax advisor before purchasing more than one Non-Qualified Contract in any calendar year period in order to discuss the effect of such multiple purchases.

Tax Treatment of Qualified Contracts

The information in this section of the Prospectus relates to Contracts that are purchased in connection with certain retirement plans. In this section of the

Prospectus, these retirement plans will be called "Qualified Plans" and

Contracts purchased in connection with Qualified Plans will be called "Qualified

Contracts".

A Qualified Contract is intended to be a tax-deferred investment. This means that, if the Qualified Contract and the Qualified Plan under which it was purchased meet certain applicable rules of the Code, you will not have to include in income for federal income tax purposes the investment earnings of your Qualified Contract until you make a withdrawal from the Contract, surrender it or start receiving annuity payments from it. Note that it is not necessary to fund a Qualified Plan with a variable annuity in order to achieve tax-deferral in the Qualified Plan.

When you make a withdrawal from your Qualified Contract, surrender it or receive an annuity payment from it, you will generally have to include in income for federal income tax purposes the entire amount of the payment (except to the extent it reflects your own "after-tax" contributions to the Contract or any other cost basis you may have under the Contract).

Types of Qualified Contracts

The Qualified Contracts are designed to be suitable for use with the following types of Qualified Plans:

     -    Traditional IRAs (individual retirement annuities under Section 408 of the Code)

     -    Roth IRAs (individual retirement annuities under Section 408A of the

          Code)

     -    Section 401 plans (plans qualified under Section 401(a) of the Code,

          such as profit sharing plans, including so-called 401(k) plans and money purchase pension plans)

     -    Section 403(b) plans (tax sheltered annuities under Section 403(b) of the Code)

     -    Section 457 Deferred Compensation plans (deferred compensation plans under Section 457 of the Code)

     -    SEPs (simplified Employee Pension Plans under Section 408(k) of the

          Code)

     -    SIMPLE IRAs (Savings Incentive Match Plans for Employees under Section

          408(p) of the Code)

     -    Texas ORP Plans (State of Texas Optional Retirement Program plans)

Because of the minimum purchase payment requirements, Qualified Contracts may not be appropriate for some retirement plans.

                                  TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


FEDERAL INCOME TAX INFORMATION                                                37

--------------------------------------------------------------------------------

Limitations Imposed by the Code or the Qualified Plan

In most cases, the Code places limitations and restrictions on how a Qualified

Plan can be designed and operated. These limitations and restrictions relate to various issues, including:

     -    Amounts of allowable contributions

     -    Form, manner and timing of distributions

     -    Vesting and nonforfeitability of interests

     -    Nondiscrimination in eligibility, participation, contributions and benefits

     -    Tax treatment of distributions, withdrawals and surrenders

     -    Withdrawal from the plan, such as while the plan participant is still employed by the employer of the plan

     -    Receipt and taxation of loans

A Qualified Contract that is issued under or in connection with a Qualified Plan is subject to the terms and conditions of the Qualified Plan. If the information in the Qualified Plan documents differs from the information in the Qualified

Contract, you should rely on the information in the Qualified Plan.

Tax Consequences of Participating in a Qualified Plan

The tax consequences of participating in a Qualified Plan vary with the type of plan and the terms and conditions of the plan. Various penalty and excise taxes may apply to contributions to or distributions from a Qualified Contract if the contributions or distributions violate the limitations of the Qualified Plan or the Code. Certain restrictions and penalties may apply to withdrawals and surrenders from a Qualified Contract.

TRADITIONAL AND ROTH IRAS. To help you understand the tax consequences of purchasing a Qualified Contract in connection with a Traditional IRA or a Roth

IRA, we will provide you with an IRA Disclosure Statement.

SECTION 401 PLANS AND SECTION 403(B) PLANS. To help you understand the tax consequences of purchasing a Qualified Contract in connection with a Section 401 plan or a Section 403(b) plan, we have included a supplement in this Prospectus as to such plans. The supplement summarizes certain federal income tax laws and is based on our understanding of these laws. Because the supplement is a summary, it does not contain all the information that may be important to you.

The supplement is for general informational purposes only.

TEXAS OPTIONAL RETIREMENT PROGRAM. To help you understand the tax consequences of purchasing a Qualified Contract in connection with the Texas Optional

Retirement Program, we have included a supplement in this Prospectus regarding this program. The supplement summarizes certain state and federal income tax laws and is based on our understanding of these laws. Because the supplement is a summary, it does not contain all the information that may be important to you.

The supplement is for general informational purposes only.

OTHER QUALIFIED PLANS. You should contact your own tax advisor for more information about the tax consequences of investing in a Qualified Contract in connection with a Section 457 Deferred Compensation plan, SEP or a SIMPLE IRA plan.

The tax rules regarding Qualified Plans are complex, change frequently and will have different applications depending on individual facts and circumstances. You should consult your own tax advisors before you purchase a Qualified Contract.

TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


                                                                              38

SUPPLEMENT A

--------------------------------------------------------------------------------

Accumulation Unit Values

The Accumulation Unit Values shown in the table below are for an Accumulation

Unit outstanding throughout the periods. An explanation of how an Accumulation

Unit Value is calculated is located on page 22 in this Prospectus.

Years Ended Unit Value at Unit Value at Number of Units

December 31 Beginning of Year End of Year at End of Year




                      Years Ended          Unit Value at    Unit Value at  Number of Units

                      December 31        Beginning of Year   End of Year   at End of Year


                              1999  (1)          10.000000      12.428992            1,333

                              2000               12.386830       9.804412           10,833

                              2001                9.804412       6.430420           11,702

                              2002                6.430420       4.403527            6,385

                              2003                4.403527       5.733347            6,853

                              2004                5.733347       6.155767            3,972

  AIM V.I. GROWTH(1)          2005                6.155767       6.563682            2,784

  ----------------------------------------------------------------------------------------

                              1999  (1)          10.000000       9.961900               10

                              2000                9.928089      10.883817            1,398

                              2001               10.883817      11.489439            2,348

                              2002               11.489439      12.491814            3,524

                              2003               12.491814      12.525267              915

AIM V.I. GOVERNMENT          2004               12.525267      12.744479              946

          SECURITIES          2005               12.744479      12.853530              103

-----------------------------------------------------------------------------------------

                              1999  (1)          10.000000      13.691747              122

                              2000               13.645334       9.889185              680

                              2001                9.889185       6.914953              807

                              2002                6.914953       5.061027              782

                              2003                5.061027       7.146912              562

      ALGER AMERICAN          2004                7.146912       8.265093              580

SMALL CAPITALIZATION          2005                8.265093       9.583886              765

------------------------------------------------------------------------------------------

                              1999  (1)          10.000000      12.091425            2,196

                              2000               12.050408      10.223506            2,767

                              2001               10.223506       8.943565            5,333

                              2002                8.943565       5.945301            4,379

                              2003                5.945301       7.972021            4,788

      ALGER AMERICAN          2004                7.972021       8.343513            3,972

              GROWTH          2005                8.343513       9.273556            4,078

      ------------------------------------------------------------------------------------

                              2000  (2)          10.000000       9.336721            1,809

                              2001                9.336721       8.133823            2,079

                              2002                8.133823       6.268529            1,026

                              2003                6.268529       7.969838            1,149

          DWS EQUITY          2004                7.969838       8.744087            1,233

       500 INDEX VIP          2005                8.744087       9.080510            1,353

       -----------------------------------------------------------------------------------



(1) Merged into AIM V.I. Capital Appreciation effective May 1, 2006.

ACCUMULATION UNIT

--------------------------------------------------------------------------------

A unit of measure used to calculate a Contract owner's share of a Sub- Account.

Although it is not the same as a mutual fund share, it is similar.

ACCUMULATION UNIT VALUE

--------------------------------------------------------------------------------

The dollar value of an Accumulation Unit in a Sub-Account.

                                  TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


SUPPLEMENT A                                                                  39

--------------------------------------------------------------------------------




                      Years Ended          Unit Value at    Unit Value at  Number of Units

                      December 31        Beginning of Year   End of Year   at End of Year


                              1999  (1)          10.000000      16.464071            2,424

                              2000               16.408335      13.131591            7,652

                              2001               13.131591       8.664432            9,976

                              2002                8.664432       5.693672            6,892

                              2003                5.693672       7.355919            5,987

             MFS VIT          2004                7.355919       8.243263            1,305

     EMERGING GROWTH          2005                8.243263       8.929579            1,205

     -------------------------------------------------------------------------------------

                              1999  (1)          10.000000      10.333414            1,656

                              2000               10.298332      10.236745            3,872

                              2001               10.236745       8.534929            4,293

                              2002                8.534929       6.692151            3,288

                              2003                6.692151       8.109448            3,090

             MFS VIT          2004                8.109448       8.958654            3,143

     INVESTORS TRUST          2005                8.958654       9.537749            2,276

     -------------------------------------------------------------------------------------

                              1999  (1)          10.000000       9.674687              410

                              2000                9.641838      11.635800            2,857

                              2001               11.635800      12.221341            3,708

                              2002               12.221341      14.256329            6,466

           PIMCO VIT          2003               14.256329      14.694125            4,568

           LONG-TERM          2004               14.694125      15.678502            3,032

     U.S. GOVERNMENT          2005               15.678502      16.290231            2,906

     -------------------------------------------------------------------------------------

                              2003  (6)          10.000000      13.002039            5,609

           PUTNAM VT          2004               13.002039      14.987837            3,578

INTERNATIONAL EQUITY          2005               14.987837      16.682914            2,920

------------------------------------------------------------------------------------------

                              2003  (6)          10.000000      12.948143              105

          TOUCHSTONE          2004               12.948143      16.419077              105

     BARON SMALL CAP          2005               16.419077      17.541560               10

     -------------------------------------------------------------------------------------

                              1996  (3)          11.741102      12.947664          236,639

                              1997               12.947664      17.169847          921,086

                              1998               17.169847      17.592298        1,527,712

                              1999               17.592298      25.612124        1,194,568

                              2000               25.612124      32.936234        1,027,279

                              2001               32.936234      31.816797            6,320

                              2002               31.816797      24.520742            6,643

                              2003               24.520742      35.823172            5,778

         TOUCHSTONE           2004               35.823172      39.825652            5,102

     MID CAP GROWTH           2005               39.825652      45.553472            4,245

     -------------------------------------------------------------------------------------



TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


SUPPLEMENT A                                                                  40

--------------------------------------------------------------------------------




                      Years Ended          Unit Value at    Unit Value at  Number of Units

                      December 31        Beginning of Year   End of Year   at End of Year


                              1999  (1)          10.000000      11.524077            1,398

                              2000               11.524077      9.1781 II            2,671

                              2001               9.1781 II      10.393790            2,260

                              2002               10.393790       7.986399            2,232

                              2003                7.986399      11.324611            4,613

          TOUCHSTONE          2004               11.324611      14.148277            3,901

  THIRD AVENUE VALUE          2005               14.148277      16.479812            4,827

------------------------------------------------------------------------------------------

                              2001  (4)          10.000000       8.942156               10

                              2002                8.942156       5.812034               10

                              2003                5.812034       7.593945              314

    TOUCHSTONE EAGLE          2004                7.593945       8.657550               10

CAPITAL APPRECIATION          2005                8.657550       8.596773               10

------------------------------------------------------------------------------------------

                              1999  (1)          10.000000      10.685289            1,466

                              2000               10.685289      10.287810              499

                              2001               10.287810       9.037504              706

                              2002                9.037504       6.933122            1,011

          TOUCHSTONE          2003                6.933122       9.069217            1,031

            ENHANCED          2004                9.069217       9.464563              766

         DIVIDEND 30          2005                9.464563       9.102638            1,208

------------------------------------------------------------------------------------------

                              1998  (5)          10.000000      10.156803               10

                              1999               10.156803      11.589395            1,646

                              2000               11.589395      11.801911            3,617

                              2001               11.801911      11.604006            3,257

                              2002               11.604006       8.443324            2,656

                              2003                8.443324      10.865898            2,788

          TOUCHSTONE          2004               10.865898      11.915843            1,206

          VALUE PLUS          2005               11.915843      12.077590            1,318

------------------------------------------------------------------------------------------

                              1996  (3)          12.533949      14.291347            4,690

                              1997               14.291347      16.995828           15,766

                              1998               16.995828      18.117147           13,132

                              1999               18.117147      18.420552           10,897

                              2000               18.420552      20.497166            7,438

                              2001               20.497166      19.260962            6,491

                              2002               19.260962      16.259969            6,473

                              2003               16.259969      21.428028            5,277

          TOUCHSTONE          2004               21.428028      23.404530            2,469

     GROWTH & INCOME          2005               23.404530      23.650370            1,518

------------------------------------------------------------------------------------------



                                  TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


SUPPLEMENT A                                                                  41

--------------------------------------------------------------------------------




              Years Ended          Unit Value at    Unit Value at  Number of Units

              December 3 1       Beginning of Year   End of Year   at End of Year


                      1996  (3)          12.018023      13.922266            3,958

                      1997               13.922266      16.382306           10,276

                      1998               16.382306      17.135699           10,009

                      1999               17.135699      18.634709            6,555

                      2000               18.634709      20.838110            5,657

                      2001               20.838110      21.224793            6,201

                      2002               21.224793      19.141660            6,113

                      2003               19.141660      23.086159            6,458

  TOUCHSTONE          2004               23.086159      25.017881            4,079

    BALANCED          2005               25.017881      26.556945            2,431

----------------------------------------------------------------------------------

                      1999  (1)          10.000000       9.217403              626

                      2000                9.217403       9.082068            1,491

                      2001                9.082068       9.634076           10,585

                      2002                9.634076       9.827325            7,597

                      2003                9.827325      12.087864            8,346

  TOUCHSTONE          2004               12.087864      13.137675            7,274

  HIGH YIELD          2005               13.137675      13.459758            6,598

----------------------------------------------------------------------------------

                      1996  (3)          11.309517      11.505592            2,904

                      1997               11.505592      12.322051            7,005

                      1998               12.322051      13.227693            8,263

                      1999               13.227693      12.954294            5,330

                      2000               12.954294      14.034819            5,467

                      2001               14.034819      15.015635            6,790

                      2002               15.015635      16.078077            6,625

                      2003               16.078077      16.507580            6,102

  TOUCHSTONE          2004               16.507580      16.918137            4,521

   CORE BOND          2005               16.918137      17.066464            2,404

----------------------------------------------------------------------------------

                      2001  (4)          10.000000      10.155158               10

                      2002               10.155158      10.234817               27

                      2003               10.234817      10.256397            5,779

  TOUCHSTONE          2004               10.256397      10.311120            4,080

MONEY MARKET          2005               10.311120      10.550763            3,392

----------------------------------------------------------------------------------



(1) Sub-Account operations began on May 14, 1999

(2) Sub-Account operations began on May 3, 2000

(3) Sub-Account operations began on February 23, 1995

(4) Sub-Account operations began on May 1, 2001

(5) Sub-Account operations began on May 1, 1998

(6) Sub-Account operations began on May 1, 2003

TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


                                                                              42

SUPPLEMENT B

--------------------------------------------------------------------------------

Federal Income Tax Information

Section 401 Plans and Section 403(b) Plans

Section 401(a) of the Code permits sole proprietorships, partnerships,

corporations and certain other organizations operating businesses to establish various types of Qualified Plans (called "Section 401 plans" in this Supplement)

for their employees (and, if applicable, those self-employed persons working in the businesses). A Qualified Contract may be purchased to provide benefits to a participant in a Section 401 plan.

Section 403(b) of the Code permits public schools and certain charitable,

educational and scientific organizations described in Section 501(c)(3) of the

Code to purchase Qualified Contracts as "tax sheltered annuities" (called

"Section 403(b) plans" in this Supplement) for their employees.

The Code places limitations and restrictions on all Section 401 and Section

403(b) plans, but the specific rules set forth in the applicable plan will also affect how the plan works. If the information in the Qualified Plan documents differs from the information in the Qualified Contract or in this Supplement,

you should rely on the information in the Qualified Plan documents.

This discussion explains certain federal income tax rules applicable to a

Qualified Contract purchased in connection with a Section 401 or a Section

403(b) plan. This discussion assumes at all times that the Contract qualifies as an "annuity contract" and a "Qualified Contract", and that the plan to which it relates qualifies as a "Qualified Plan" under the Code.

Tax Treatment of Contributions

Other than "after-tax" contributions made by you to a Section 401 plan,

contributions to a Section 401 or a Section 403(b) plan generally are not included in your income for federal income tax purposes until the contributions are distributed from the plan, provided such contributions are not in excess of any benefit, contribution or nondiscrimination limits that apply to the plan.

Tax Treatment of Distributions

Except for the special tax treatments described below, any distributions from a

Qualified Contract purchased in connection with Section 401 or Section 403(b)

plans generally are included in your (or, if applicable, your beneficiary's)

income for federal income tax purposes as ordinary income, except to the extent the distributions are allocable to your after-tax contributions.

SPECIAL TAX TREATMENT FOR LUMP SUM DISTRIBUTIONS FROM A SECTION 401 PLAN. If you

receive (or your beneficiary receives) an amount from a Qualified Contract as part of a distribution from a Section 401 plan if the distribution qualifies as a lump sum distribution under the Code and if you were born before January 1,

1936, the portion of the distribution that is included in income may be eligible for special tax treatment. Your plan administrator should provide you with information about the tax treatment of a lump sum distribution at the time you receive such a distribution.

Because the provisions of Section 401 plans and Section 403(b) plans vary from plan to plan, you should contact your plan administrator for additional information.

                                  TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


SUPPLEMENT B                                                                  43

--------------------------------------------------------------------------------

SPECIAL RULES FOR DISTRIBUTIONS THAT ARE ROLLED OVER. In addition, special rules apply to a distribution from a Qualified Contract to you (or your surviving spouse in the event he or she is your beneficiary with respect to the distribution) that relates to a Section 401 or a Section 403(b) plan if such distribution is properly rolled over in accordance with the provisions of the

Code. These provisions contain various requirements, including the requirement that the rollover be made directly from the distributing plan or within 60 days of receipt:

     -    To a Traditional IRA under Section 408 of the Code (and the rollover is being made by you or your spouse as beneficiary). A Traditional IRA does not include a Roth IRA, SIMPLE IRA, or Coverdell Education

          Savings Account (formerly known as an Education IRA).

     -    To another Section 401 plan or a certain kind of annuity plan under

          Section 403(a) of the Code (if the distribution is from a Section 401 plan and the rollover is being made by you).

     -    To a Section 403(b) plan (if the distribution is from a Section 403(b)

          plan and the rollover is being made by you).

     -    To an eligible Section 457(b) plan maintained by a governmental employer (governmental 457 plan).

These special rules only apply to distributions that qualify as "eligible rollover distributions" under the Code. In general, a distribution from a

Section 401 Plan or Section 403(b) plan will be an eligible rollover distribution EXCEPT to the extent:

     -    It is part of a series of payments made for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your beneficiary under the plan or for a period of more than ten years.

     -    It is made by reason of a hardship.

     -    It is a required minimum distribution under Section 401(a)(9) of the

          Code as described below.

     -    It represents cash dividends paid to you on employer stock held in an employer stock ownership plan.

     -    It represents a distribution that is made to correct a failed nondiscrimination test or because legal limits on certain

          contributions were exceeded.

     -    It is the amount of a plan loan that becomes a taxable deemed distribution because of a default.

Required minimum distributions under Code Section 401(a)(9) of the Code include the following required payments:

     -    Except as noted below, minimum payments are required to begin no later than April 1 of the calendar year following the calendar year in which you reach age 7012.

     -    If the plan is a Section 401 plan that is not maintained by certain governmental or church-sponsored organizations and if you are NOT treated under the Code as owning 5% or more of the employer of the applicable plan, minimum distributions are required to begin on the

          LATER of April 1 of the calendar year following the calendar year in which you reach age 701/2 or the calendar year you terminate employment with the employer.

The administrator of the applicable Section 401 or Section 403(b) plan should provide additional information about these rollover tax rules when a distribution is made.

TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


SUPPLEMENT B                                                                  44

--------------------------------------------------------------------------------

SPECIAL RULES FOR DISTRIBUTIONS IN THE FORM OF ANNUITY PAYMENTS. If any

distribution is made from a Qualified Contract that relates to a Section 401 or

Section 403(b) plan and is made in the form of annuity payments (and is not eligible for rollover or is not in any event rolled over), a portion of each payment is generally excludable from income for federal income tax purposes to the extent it is treated as allocable to your "after-tax" contributions to the

Contract (and any other cost basis you have in the Contract). To the extent the payment exceeds such portion, it is includable in income for federal income tax purposes.

The portion of the annuity payment that is excludable from income is determined under detailed rules provided in the Code. In very general terms, these detailed rules determine such excludable amount by dividing your "after-tax"

contributions and other cost basis in the Contract that remain in the plan at the time the annuity payments begin by the anticipated number of payments to be made under the Contract. If the annuity payments continue after the number of anticipated payments has been made, such additional payments will generally be included in full in income for federal income tax purposes.

WITHHOLDING. If any part of a distribution from a Qualified Contract that relates to a Section 401 or a Section 403(b) plan is eligible for rollover, but is not directly rolled over to a Traditional IRA or another eligible employer plan or account pursuant to your election, it is generally subject to mandatory federal income tax withholding at a rate of 20%.

Any taxable part of a distribution from a Qualified Contract that is not eligible for a direct rollover is subject to different withholding rules that are described in the Code. You can generally elect completely out of withholding as to such part.

Penalty Tax on Withdrawals

Generally, there is a penalty tax equal to 10% of the portion of any payment from a Qualified Contract issued in connection with a Section 401 or a Section

403(b) plan that is included in your income for federal income tax purposes.

This 10% penalty will not apply, however, if the distribution meets certain conditions. Some of the distributions that are excepted from the 10% penalty are listed below:

     -    A distribution that is made on or after the date you reach age 5912

     -    A distribution that is properly rolled over to a Traditional IRA or to another eligible employer plan or account

     -    A distribution that is made on or after your death

     -    A distribution that is made when you are disabled (as defined in

          Section 72(m) of the Code)

     -    A distribution that is made as part of a series of substantially equal periodic payments which begin after you separate from service with the employer of the applicable plan and are made at least annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your joint Annuitant under the Qualified

          Contract

                                  TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


SUPPLEMENT B                                                                  45

--------------------------------------------------------------------------------

     -    A distribution that is made to you by reason of your separation from service with the employer of the applicable plan when such separation occurs during or after the calendar year in which you reach age 55

     -    A distribution that is made to you to the extent it does not exceed the amount allowable to you as a deduction for medical care under

          Section 213 of the Code (determined without regard to whether or not you itemize deductions)

     -    A distribution that is made to an alternate payee of yours pursuant to a Qualified Domestic Relations Order (that meets the conditions of

          Section 414(p) of the Code)

Required Distributions

Distributions from a Qualified Contract issued in connection with a Section 401 or a Section 403(b) plan must meet certain rules concerning required distributions that are set forth in the Code. Such rules are summarized below:

     -    Except as noted below, required distributions to you generally must start by April 1 of the calendar year following the calendar year in which you reach age 7012.

     -    If a Section 401 plan is involved (except for a Section 401 plan maintained by certain governmental or church-sponsored organizations)

          and you are NOT considered a 5% or more owner of the employer of the plan under the rules of the Code, the required distributions to you generally do not have to start until April 1 of the calendar year following the LATER of the calendar year in which you reach age 7012 or the calendar year in which you terminate employment with the employer.

     -    When distributions are required to be made to you under the Code, they must generally be made over your life (or a period not extending beyond the joint life expectancies) of you and a designated beneficiary under the plan. In general, at least a certain minimum amount, determined under the Code and regulations issued thereunder,

          must be made each year.

In addition, other rules apply under the Code to determine when and how required minimum distributions must be made in the event of your death. The applicable plan documents should contain such rules.

Special Provisions

LOANS. Qualified Contracts used for Section 403(b) plans generally allow you to borrow money from such Contracts. In addition, certain Section 401 plans may allow you to borrow money from a Qualified Contract that is used for such plans.

In order to meet the rules of the Code so that such loans are not considered taxable distributions when made, such loans must generally meet the rules listed below:

     -    The amount of each loan must generally be a minimum amount as determined under the applicable plan.

     -    The interest rate on each loan must be comparable to the rate charged by commercial lenders for similar loans.

     -    The loan must be repaid in substantially equal payments made at least quarterly.

     -    Generally, you cannot surrender or annuitize the Contract while a loan is outstanding.

TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


SUPPLEMENT B                                                                  46

--------------------------------------------------------------------------------

     -    There may also be restrictions on the maximum time for repaying the loan. The maximum term of any such loan is normally 5 years, except that a longer period may be able to apply to a loan used to purchase your principal residence.

A Section 403(b) or a Section 401 plan may contain additional or different rules on loans from a Qualified Contract. The administrator of the applicable Section

403(b) or Section 401 plan should be able to provide information about these rules.

WITHDRAWAL LIMITATIONS. The Code limits the withdrawal of amounts from a

Qualified Contract used for a Section 401 or Section 403(b) plan to the extent it is attributable to contributions made pursuant to a pre-tax salary reduction agreement or other cash or deferred arrangement. This limit applies in a

Qualified Contract used for a Section 403(b) plan only to the extent the withdrawal is attributable to contributions made after December 31, 1988.

If such withdrawal limitations apply, withdrawals of such amounts generally can be made only when you reach age 591/2, when you separate from service with the employer of the plan, when you become disabled (as defined in Section 72(m) of the Code) or die or in the case of your financial hardship (that meets certain rules described in the Code). Withdrawals for hardship do not include earnings allocated for you under the plan after 1988. In addition, withdrawals for hardship are not eligible for rollover.

In the case of a Section 401 plan, distributions may also be permitted in the event of the plan's termination or when the plan employer sells substantially all of the assets used in a trade or business of the employer or all of the employer's interest is a subsidiary and you continue service with the purchaser of such assets or interest, provided that certain conditions are met.

You should consult your own tax advisor about the tax consequences of and rules for a loan or a withdrawal from a Section 401 or Section 403(b) plan.

                                  TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


                                                                              47

SUPPLEMENT C

--------------------------------------------------------------------------------

State of Texas Optional Retirement Program

The Contract is eligible for the State of Texas Optional Retirement Program

(ORP). Plans established under the Texas ORP will be referred to as "Texas ORP

Plans" in this supplement. Contracts purchased in connection with Texas ORP

Plans will be referred to as "ORP Contracts" in this supplement.

ORP Contracts

ELIGIBLE PARTICIPANTS. An ORP Contract may be purchased to provide benefits to a participant in a Texas ORP Plan. Employees of Texas "state supported institutions of higher education" may direct contributions and transfers to an

ORP Contract. "State supported institutions of higher education" is defined in

Section 51.351 of Subchapter G of Title 3 of the Higher Education Code of the

State of Texas.

EMPLOYER PREMIUMS. Employer premiums are purchase payments applied to the ORP

Contract that are attributable to employer contributions other than contributions made through a salary reduction agreement. Employer premiums are subject to vesting under the rules governing Texas ORP Plans.

LOANS. Participants in a Texas ORP Plan are not allowed to borrow money from an

ORP Contract.

DISTRIBUTIONS. Distributions of funds from an ORP Contract may only be made upon the occurrence of a "distributable event". Title 8, Chapter 830.105 of the Texas

Government Code defines "distributable event" as death, retirement, termination of employment in all public institutions of higher education in Texas, or attainment of age 7012.

Distributions from an ORP Contract are considered to have begun if:

     -    Distributions are made due to your reaching your required beginning date

     -    Before the required beginning date, irrevocable distributions commence over a period permitted and in an annuity form acceptable under

          Section 1.401(a)(9) of the Regulations

SPECIFIC PLAN RULES. The Internal Revenue Code and Texas laws place limitations and restrictions on Texas ORP Plans, but the specific rules set forth in the applicable plan will also affect how the plan works. Because the provisions of

Texas ORP Plans vary from plan to plan, you should contact your plan administrator for additional information. If the information in the Texas ORP

Plan documents differs from the information in the ORP Contract or in this supplement, you should rely on the information in the Texas ORP Plan documents.

Federal Income Tax Information

This discussion explains certain federal income tax rules applicable to an ORP

Contract. This discussion assumes at all times that the Contract qualifies as an

"annuity contract" under the Code, the Contract qualifies as an "ORP Contract"

under Texas law and the plan to which it relates qualifies as a "Texas ORP Plan"

under Texas law.

TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


SUPPLEMENT C                                                                  48

--------------------------------------------------------------------------------

The specific rules related to ORP Contracts and Texas ORP Plans discussed in the previous section, such as the rules on when distributions may be made from an

ORP Contract, are applicable in addition to the federal income tax rules discussed in this section.

Tax Treatment of Contributions

Contributions to a Texas ORP Plan generally are NOT included in your income for federal income tax purposes until the contributions are distributed from the plan, provided such contributions are not in excess of any benefit, contribution or nondiscrimination limits that apply to the plan.

Tax Treatment of Distributions

Any distributions from a Texas ORP Plan generally are included in income for federal income tax purposes as ordinary income, except to the extent the distributions are allocable to your after-tax contributions.

In addition, special rules apply to a distribution from an ORP Contract if such distribution is properly rolled over in accordance with the provisions of the

Code. The administrator of the applicable Texas ORP Plan should provide additional information about these rollover tax rules when a distribution is made.

Penalty Tax on Withdrawals

Generally, there is a penalty tax equal to 10% of the portion of any payment from an ORP Contract that is included in your income for federal income tax purposes.

This 10% penalty will not apply, however, if the distribution meets certain conditions. Some of the distributions that are excepted from the 10% penalty are listed below:

     -    A distribution that is made on or after the date you reach age 5912

     -    A distribution that is properly rolled over to a Traditional IRA or to another eligible employer plan or account

     -    A distribution that is made on or after your death

     -    A distribution that is made when you are disabled (as defined in

          Section 72(m) of the Code)

     -    A distribution that is made as part of a series of substantially equal periodic payments which begin after you separate from service with the employer of the applicable plan and are made at least annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your joint Annuitant under the ORP Contract

                                  TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


SUPPLEMENT C                                                                  49

--------------------------------------------------------------------------------

     -    A distribution that is made to you by reason of your separation from service with the employer of the applicable plan when such separation occurs during or after the calendar year in which you reach age 55

     -    A distribution that is made to you to the extent it does not exceed the amount allowable to you as a deduction for medical care under

          Section 213 of the Code (determined without regard to whether or not you itemize deductions)

     -    A distribution that is made to an alternate payee of yours pursuant to a Qualified Domestic Relations Order (that meets the conditions of

          Section 414(p) of the Code)

Required Distributions Under the Code

Distributions from an ORP Contract must meet certain rules concerning required distributions that are set forth in the Code. Such rules are summarized below:

     -    Except as noted below, required distributions generally must start by

          April 1 of the calendar year following the calendar year in which you reach age 7012 .

     -    If you do not terminate your employment until after age 7012, the required distributions generally do not have to start until April 1 of the calendar year following the later of the calendar year in which you reach age 7012 or the calendar year in which you terminate employment with the employer.

     -    When distributions are required under the Code, a certain minimum amount, determined under the Code and regulations issued thereunder,

          must be made each year.

In addition, other rules apply under the Code to determine when and how required minimum distributions must be made in the event of your death. The applicable plan documents will contain such rules.

Withdrawal Limitations Under the Code

The Code limits the withdrawal of amounts from an ORP Contract to the extent it is attributable to contributions made pursuant to a salary reduction agreement or other cash or deferred arrangement. If such withdrawal limitations apply,

withdrawals of such amounts generally can be made only when you reach age 5912,

when you separate from service with the employer of the plan, when you become disabled (as defined in Section 72(m) of the Code) or die or in the case of your financial hardship (that meets certain rules described in the Code). Withdrawals for hardship do not include earnings allocated for you under a Texas ORP Plan after 1988.

You should consult your own tax advisor about the tax consequences of and rules for a withdrawal from a Texas ORP Plan.

TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS





                                                                              50

TABLE OF CONTENTS FOR STATEMENT OF ADDITIONAL INFORMATION

                                                     PAGE




                                  TOUCHSTONE ADVISOR VARIABLE ANNUITY PROSPECTUS


NOTES

--------------------------------------------------------------------------------


NOTES

--------------------------------------------------------------------------------


Amendment dated December 30, 2011 to Statement of Additional Information dated May 1, 2006 for

Touchstone Advisor Flexible Premium Variable Annuity

Issued by Western-Southern Life Assurance Company

This is an amendment to the Statement of Additional Information identified above, which describes a change in your Touchstone Advisor variable annuity contract issued by Western-Southern Life Assurance Company.

Effective January 1, 2012, the separate account supporting your variable annuity will be Western-Southern Life Assurance Company Separate Account 1.  The following sections of the Statement of Additional Information are hereby amended as follows:

The section titled “DISTRIBUTION OF THE CONTRACTS,” second paragraph is deleted and replaced with the following;

Sales commissions attributable in part to the Touchstone Advisor Variable Annuity Contracts and paid by WSLAC to the Distributor and amounts retained by the Distributor are shown below for the periods indicated.

		Amounts
Period	Sales Commissions Paid	Retained by Distributor

For the year ended December 31, 2008	$400,969	$49,322

For the year ended December 31, 2009	$156,924	$13,800

For the year ended December 31, 2010	$132,239	$12,625

The sections titled INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM and FINANCIAL STATEMENTS are here by deleted and replace with the following:

Financial Statements

The financial statements of Western-Southern Life Assurance Company Separate Account 1 as of December 31, 2010, and for the periods indicated in the financial statements, Western-Southern Life Assurance Company Separate Account 2 as of December 31, 2010, and for the periods indicated in the financial statements, the statutory-basis financial statements of Western-Southern Life Assurance Company (“WSLAC”) as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010, included in this Statement of Additional Information have been audited by Ernst & Young LLP, 312 Walnut Street, Cincinnati, Ohio 45202, independent registered public accounting firm, as set forth in their reports included thereon.  These financial statements are included in this registration statement in reliance on the reports of Ernst & Young LLP given on the authority of such firm as experts in accounting and auditing.

You should distinguish the financial statements of WSLAC from the financial statements of the Separate Accounts and consider the WSLAC financial statements only as they relate to the ability of WSLAC to meet its obligations under the Contracts.  You should not consider the WSLAC financial statements as relating to the investment performance of the assets held in Separate Accounts.

All references to Separate Account 2 in the Statement of Additional Information, except in the “Financial Statements” provision above, are hereby deleted and replaced with “Separate Account 1.”

WESTERN-SOUTHERN LIFE ASSURANCE COMPANY

SEPARATE ACCOUNT 2

TOUCHSTONE ADVISOR VARIABLE ANNUITY

FLEXIBLE PURCHASE PAYMENT DEFERRED

VARIABLE ANNUITY CONTRACTS

--------------

STATEMENT OF ADDITIONAL INFORMATION

May 1, 2006

--------------

This Statement of Additional Information is not a prospectus, but contains information in addition to that set forth in the current prospectus dated May 1,

2006 (the "Prospectus") for certain variable annuity contracts ("Contracts")

offered by Western-Southern Life Assurance Company ("WSLAC") through its

Separate Account 2 ("SA2"), and should be read in conjunction with the

Prospectus. Unless otherwise noted, the terms used in this Statement of

Additional Information have the same meanings as those set forth in the

Prospectus.

A copy of the Prospectus may be obtained by calling the Touchstone Variable

Annuity Service Center at 1-800-669-2796 (press 2) or by written request to

WSLAC at P.O. Box 2850, Cincinnati, Ohio 45201-2850.

FORM 7136 (5/06)


TABLE OF CONTENTS

OF

STATEMENT OF ADDITIONAL INFORMATION

                                                                           PAGE

General                                                                   3

Safekeeping of Assets                                                     3

Distribution of the Contracts                                             3

Sub-Account Performance                                                   4

Sub-Account Accumulation Unit Values                                      6

Fixed Annuity Income Payments                                             6

Qualification as an "Annuity Contract"                                    7

Independent Registered Public Accounting Firm                             9

Financial Statements                                                      9

                                       2


GENERAL

Except as otherwise indicated herein, all capitalized terms shall have the meanings assigned to them in the Prospectus.

WSLAC is subject to regulation by the Ohio Department of Insurance, which periodically examines its financial condition and operations. WSLAC also is subject to the insurance laws and regulations of all jurisdictions in which it offers Contracts. Copies of the Contract have been filed with, and, where required, approved by insurance regulators in those jurisdictions. WSLAC must submit annual statements of its operations, including financial statements, to such state insurance regulators so that they may determine solvency and compliance with applicable state insurance laws and regulations.

WSLAC and SA2 have filed a Registration Statement regarding the Contracts with the Securities and Exchange Commission under the Investment Company Act of 1940 and the Securities Act of 1933. The Prospectus and this Statement of Additional

Information do not contain all of the information in the Registration Statement.

SAFEKEEPING OF ASSETS

The assets of SA2 are held by WSLAC, separate from WSLAC's general account assets and any other separate accounts that WSLAC has or will establish. WSLAC maintains records of all purchases and redemptions of the interests in the Funds held by the Sub-Accounts. WSLAC maintains fidelity bond coverage for the acts of its officers and employees.

DISTRIBUTION OF THE CONTRACTS

As disclosed in the Prospectus, the Contracts are distributed through Touchstone

Securities, Inc. (the "Distributor"), which is a wholly-owned subsidiary of IFS

Financial Services, Inc. ("IFS"). IFS is a wholly-owned subsidiary of WSLAC. The

Distributor is a member of the National Association of Securities Dealers, Inc.

The offering of the Contracts is continuous, and WSLAC does not anticipate discontinuing offering the Contracts, although it reserves the right to do so.

Sales commissions attributable in part to the Touchstone Advisor Variable

Annuity Contracts and paid by WSLAC to the Distributor and amounts retained by the Distributor are shown below for the periods indicated.





                                                                                                   Amounts

Period                                           Sales Commissions Paid           Retained by Distributor

For the year ended December 31, 2003                         $1,001,722                          $115,633

For the year ended December 31, 2004                         $1,068,632                          $130,308

For the year ended December 31, 2005                           $742,704                           $79,339



                                       3


SUB-ACCOUNT PERFORMANCE

MONEY MARKET YIELD

WSLAC may quote or advertise the yield of the money market Sub-Account in accordance with rules and regulations adopted by the Securities and Exchange

Commission. The Company computes the money market Sub-Account's current annualized yield for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the underlying money market Fund, or on its portfolio securities. This current annualized yield is calculated according to the following formula:

YIELD  = (BASE PERIOD RETURN/7) *365

         Where:

         BASE PERIOD RETURN = The percentage (or net)

                              change in the Accumulation Unit Value for

                              the money market ("AUV") over a 7-day

                              period determined as follows:

                   AUV at end of 7-day period - AUV at beginning of 7-day period

                                 AUV at beginning of 7-day period

Because the Net Asset Value of the underlying money market Fund rarely deviates from 1.000000 per unit, the change in the Accumulation Unit Value for the money market Sub-Account (numerator of the above fraction) is ordinarily attributable exclusively to dividends paid and reinvested over the 7-day period less mortality and expense risk charges deducted from the Sub-Account over the 7-day period. Because of the deductions for mortality and expense risk charges, the yield for the money market Sub-Account of the Separate Account will be lower than the yield for the underlying money market Fund or any comparable substitute funding vehicle.

The Securities and Exchange Commission also permits the Company to disclose the effective yield of the money market Sub-Account for the same 7-day period, which is yield determined on a compounded basis. The effective yield will be slightly higher than yield due to this compounding effect, and is calculated according to the following formula:

EFFECTIVE YIELD  =  [(BASE PERIOD RETURN + 1)^365/7] - 1

The yield on amounts held in the money market Sub-Account normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields. The money market

Sub-Account's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the underlying money market

Fund or substitute funding vehicle, the types and quality of portfolio securities held by the underlying money market Fund or substitute funding vehicle, and operating expenses.

In addition, the yield figures do not reflect the effect of any Contract

Maintenance Charges that may be applicable on surrender of a Contract.

                                       4


TOTAL RETURN

The performance of the Sub-Accounts may be quoted or advertised by WSLAC in various ways. All performance information supplied by WSLAC in advertising is based upon historical results of the Sub-Accounts and the underlying funds and is not intended to indicate future performance. Total returns and other performance information may be quoted numerically or in a table, graph or similar illustration. The value of an Accumulation Unit and total returns fluctuate in response to market conditions, interest rates and other factors.

Average annual total returns are calculated by determining the average annual compounded rates of return over one, five and ten year periods (or since commencement of operations) that would equate an initial hypothetical investment to the ending redeemable value according to the following formula:

P (1 + T)n = ERV where:

         P         =        a hypothetical initial purchase payment of $1,000

         T         =        average annual total return

         n         =        number of years and/or portion of a year

         ERV       =        ending redeemable value of a hypothetical initial

                            purchase payment of $1,000 at the end of the

                            applicable period

While average annual total returns are a convenient means of comparing investment alternatives, investors should realize that any Sub-Account's performance is not constant over time, but changes from year to year, and that average annual total returns represent averaged figures as opposed to the actual year-to-year performance of any Sub-Account.

Average annual total return is calculated as required by applicable regulations.

In addition to average annual total returns, a Sub-Account may quote cumulative total returns reflecting the simple change in value of any investment over a stated period. Average annual and cumulative total returns may be quoted as a percentage or as a dollar amount.

"Total return" or "average annual total return" quoted in advertising reflects all aspects of a Sub-Account's return, including the effect of reinvestment by the Sub-Account of income and capital gain distributions and any change in the

Sub-Account's value over the applicable period. Such quotations reflect administrative charges and risk charges. Since the Contract is intended as a long-term investment, total return calculations will assume that no partial withdrawals from the hypothetical Contract occurred during the applicable period, but that a Contract Maintenance Charge would be incurred upon the hypothetical withdrawal at the end of the applicable period.

Any total return quotation provided for a Sub-Account should not be considered as representative of the performance of the Sub-Account in the future, since the net asset value will vary based not only on the type, quality and maturities of the securities held in the underlying fund in which the Sub-Account invests, but also on changes in the current value of such securities and on changes in the expenses of the Sub-Account and the underlying fund. These factors and possible differences in the methods used to calculate total return should be considered when comparing the total return of a Sub-Account to total returns published for other investment companies or other investment vehicles.

WSLAC may advertise examples of the effects of dollar cost averaging, whereby a

Contract owner periodically invests a fixed dollar amount in a Sub-Account,

thereby purchasing fewer Accumulation Units when prices are high and more

Accumulation Units when prices are low. While such a strategy does not assure a profit nor guard against a loss in a declining market, the Contract owner's average cost per Accumulation Unit can be lower than if fixed numbers of

Accumulation Units had been purchased at the same intervals or if the same total amount of money were put into the Contract all at one point in time. In evaluating dollar cost averaging, owners should consider their ability to continue purchasing Accumulation Units during periods of low price levels.

Performance information for any Sub-Account may be compared, in reports to

Contract owners and in advertising, to stock indices, other variable annuity separate accounts or other products tracked by Lipper Analytical Services, or other widely used independent research firms, which rank variable annuities and investment companies by overall performance, investment objectives and assets.

Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for annuity charges and investment management costs.

                                       5


SUB-ACCOUNT ACCUMULATION UNIT VALUES

In this discussion, the term Valuation Period means the period of time beginning at the close of trading on the New York Stock Exchange (NYSE) on one Valuation

Date, as defined below, and ending at the close of trading on the NYSE on the next succeeding Valuation Date. A Valuation Date is each day valuation of the

Sub-Accounts is required by law including every day that the NYSE is open.

The value of an Accumulation Unit at the close of any Valuation Period is determined for each Sub-Account by multiplying the Accumulation Unit Value of the Sub-Account at the close of the immediately preceding Valuation Period by the "Net Investment Factor" (described below). Depending upon investment performance of the underlying fund in which the Sub-Account is invested, the

Accumulation Unit Value may increase or decrease.

The Net Investment Factor for each Sub-Account for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

     (a)  equals:

          (1)  the net asset value per share of the  underlying  fund at the end of the current Valuation Period, plus

          (2)  the per share amount of any dividend or capital gain distribution made by the underlying  fund on shares held in the Sub-Account if the  "ex-dividend"  date  occurs  during  the  current  Valuation

               Period, plus or minus

          (3)  a per share  charge or credit for any taxes  reserved,  which are

               determined  by  WSLAC  to  have  resulted  from  the   investment

               operations  of  the  Sub-Account  during  the  current  Valuation

               Period;

     (b)  is the net asset value per share of the corresponding  underlying fund determined at the end of the immediately  preceding  Valuation Period;

          and

     (c)  is a factor  representing the charges deducted from the Sub-Account on a daily  basis for the  daily  portion  of the  annual  Mortality  and

          Expense Risk Charge and the annual Contract Administration Charge.

FIXED ANNUITY INCOME PAYMENTS

The Contracts provide only for fixed annuity payment options. The amount of such payments is calculated by applying the Surrender Value at annuitization, less any applicable premium tax, to the income payment rates for the income payment option selected. Annuity payments will be the larger of:

     o    the income based on the rates shown in the  Contract's  Annuity Tables for the income payment option chosen; and

     o    the income  calculated by applying the proceeds as a single premium at

          WSLAC's  current  rates in  effect  on the date of the  first  annuity payment for the same option.

Annuity payments under any of the income payment options will not vary in dollar amount and will not be affected by the future investment performance of the

Variable Account.

                                       6


QUALIFICATION AS AN "ANNUITY CONTRACT"

For the Contract to be treated as an "annuity contract" under the Code, the

Contract must meet certain requirements under the Code. The following sections discuss various matters that might affect the Contract's status as an "annuity contract".

DIVERSIFICATION

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of all variable annuity contracts. The Code generally provides that a variable contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department,

adequately diversified. The Code contains a safe harbor provision which provides that variable contracts such as the Contracts meet the diversification requirements if, as of the end of each quarter, (1) the underlying assets meet the diversification standards prescribed elsewhere in the Code for an entity to be classified as a regulated investment company and (2) no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

In March 1989, the Treasury Department issued regulations that established diversification requirements for the investment portfolios such as the Funds underlying variable contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described in Section 817(h) of the

Code. Under the Regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the investment portfolio is represented by any one investment; (2) no more than 70%

of the value of the total assets of the investment portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the investment portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the investment portfolio is represented by any four investments.

The Sub-Accounts, through each of the Funds, intends to comply with the diversification requirements of the Code and the regulations. The Funds have agreed to comply with such requirements.

EXCESSIVE CONTROL

The Treasury Department has from time to time suggested that guidelines may be forthcoming under which a variable annuity contract will not be treated as an annuity contract for tax purposes if the owner of the contract has excessive control over the investments underlying the contract (i.e., the owner is able to transfer values among Sub-Accounts with only limited restrictions). If a variable contract is not treated as an annuity contract, the owner of such contract would be considered the owner of the assets of a separate account, and income and gains from that account would be included each year in the owner's gross income. No such guidelines have been issued to date.

The issuance of such guidelines, or regulations or rulings dealing with excessive control issues, might require the Company to impose limitations on an owner's right to transfer all or part of the Contract Value among the

Sub-Accounts or to make other changes in the Contract as necessary to attempt to prevent an owner from being considered the owner of any assets of a Sub-Account.

The Company therefore reserves the right to make such changes. It is not known whether any such guidelines, regulations or rulings, if adopted, would have retroactive effect.

                                       7


REQUIRED DISTRIBUTIONS

Additionally, in order to qualify as an annuity contract under the Code, a

Contract must meet certain requirements regarding distributions in the event of the death of the owner. In general, if the owner dies before the entire value of the Contract is distributed, the remaining value of the Contract must be distributed according to provisions of the Code. Upon the death of an owner prior to commencement of annuity payments, (1) the amounts accumulated under a

Contract must be distributed within five years, or (2) if distributions to a designated beneficiary within the meaning of Section 72 of the Code begin within one year of the owner's death, distributions are permitted over a period not extending beyond the life (or life expectancy) of the designated beneficiary.

The above rules are modified if the designated beneficiary is the surviving spouse. The surviving spouse is not required to take distributions from the

Contract under the above rules as a beneficiary and may continue the Contract and take distributions under the above rules as if the surviving spouse were the original owner. If distributions have begun prior to the death of the owner,

such distributions must continue at least as rapidly as under the method in effect at the date of the owner's death (unless the method in effect provides that payments cease at the death of the owner).

For Qualified Contracts issued in connection with tax-qualified plans and traditional individual retirement annuities, the plan documents and rules will determine mandatory distribution rules. However, under the Code, distributions from Contracts issued under Qualified Plans (other than traditional and Roth individual retirement annuities and certain governmental or church-sponsored

Qualified Plans) for employees who are not 5% owners of the sponsoring employer generally must commence no later than April 1 of the calendar year following the calendar year in which the employee terminates employment or the calendar year in which he or she reaches age 70 1/2, whichever is later. Such distributions must be made over a period that does not exceed the life expectancy of the employee or the joint life and last survivor expectancy of the employee and a designated beneficiary. Distributions from Contracts issued under traditional individual retirement annuities (but not Roth IRAs) or to 5% owners of the sponsoring employer from Contracts issued under Qualified Plans (other than certain governmental or church-sponsored Qualified Plans) must commence by April

1 of the calendar year after the calendar year in which the individuals reach age 70 1/2 even if they have not terminated employment. A penalty tax of 50% may be imposed on any amount by which the required minimum distribution in any year exceeds the amount actually distributed.

If the Contract is a Qualified Contract issued in connection with a traditional individual retirement annuity, a SIMPLE account, or a plan which qualifies under

Sections 403(b), 408 or 457 of the Code, the Company will send a notice to the owner when the owner or Annuitant, as applicable, reaches age 70 1/2. The notice will summarize the required minimum distribution rules and advise the owner of the date that such distributions must begin from the Qualified Contract or other traditional individual retirement annuities of the owner. The owner has sole responsibility for requesting distributions under the Qualified Contract or other traditional individual retirement annuities (to the extent permitted by the Code) that will satisfy the minimum distribution rules. In the case of a distribution from a Qualified Contract issued under a plan which qualifies under

Section 401 of the Code, the Company will not send a notice when the owner or

Annuitant, as applicable, reaches age 70 1/2, and the owner (or the employer sponsoring the Qualified Plan) has sole responsibility for requesting distributions under the Qualified Contract that will satisfy the minimum distribution rules.

                                       8


INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of Western-Southern Life Assurance Company Separate

Account 2 and Western-Southern Life Assurance Company (statutory-basis) at

December 31, 2005 and 2004, and for the periods then ended, appearing in this statement of additional information and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

The following financial statements for Western-Southern Life Assurance Company

Separate Account 2 at and for the fiscal periods indicated are attached hereto:

1.   Report of Independent Registered Public Accounting Firm.

2.   Statement of Assets and Liabilities as of December 31, 2005.

3.   Statements  of  Operations  and Changes in Net Assets for the years ended

     December 31, 2005 and 2004.

4.   Notes to Financial Statements.

The following statutory-basis financial statements for Western-Southern Life

Assurance Company at and for the fiscal periods indicated are attached hereto:

1.   Report of Independent Registered Public Accounting Firm.

2.   Statutory-basis Balance Sheets as of December 31, 2005 and 2004.

3.   Statutory-basis  Statements of Operations  for the years ended December 31,

     2005 and 2004.

4.   Statutory-basis  Statements of Changes in Capital and Surplus for the years ended December 31, 2005 and 2004.

5.   Statutory-basis  Statements of Cash Flows for the years ended  December 31,

     2005 and 2004.

6.   Notes to Statutory-basis Financial Statements.

                                       9


Description of Separate Account Consolidation and Impact on Financial Statement Presentation

Effective as of January 1, 2012, Western-Southern Life Assurance Company will consolidate Western-Southern Life Assurance Company Separate Account 1 (“Separate Account 1”) with Western-Southern Life Assurance Company Separate Account 2 (“Separate Account 2”), with Separate Account 1 being the surviving Separate Account after such consolidation.  Financial statements for periods beginning on and after January 1, 2012 will reflect the consolidation transaction.

Pursuant to Regulation S-X, Rule 11-02(b), the following is a narrative description of the pro forma effects of the consolidation described above.

The consolidation will result in the financial statements of Separate Account 2 being combined with the financial statements of Separate Account 1.  In effect, the consolidation will result in the transfer of the subaccounts in Separate Account 2 to Separate Account 1.  Each subaccount will remain unchanged and will continue to reflect the number and value of units currently outstanding.

The statements of net assets, statements of operations and statements of changes in net assets will reflect each of the individual subaccount holdings and results, respectively, and the footnotes to the financial statements will reflect the individual subaccounts similar to what has historically been presented with the exception that the information will be presented in a single set of financial statements.

FINANCIAL STATEMENTS

Western-Southern Life Assurance Company

Separate Account 1

Year Ended December 31, 2010

With Report of Independent Registered Public Accounting Firm

Western-Southern Life Assurance Company

Separate Account 1

Financial Statements

Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm

The Contract owners of Western-Southern Life Assurance Company Separate Account 1 and the Board of Directors of Western-Southern Life Assurance Company

We have audited the accompanying statements of assets and liabilities of Western-Southern Life Assurance Company Separate Account 1 (the Separate Account), comprised of the separate account divisions described in Note 2 to the financial statements, as of December 31, 2010, and the related statements of operations for the year then ended and changes in net assets for each of the two years in the period then ended, or for the individual division operating for a portion of such periods as disclosed in the financial statements. These financial statements are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Separate Account’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures also included confirmation of investments owned as of December 31, 2010, by correspondence with the fund companies, or their transfer agents, as applicable. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective divisions constituting the Western-Southern Life Assurance Company Separate Account 1 at December 31, 2010, and the results of their operations and the changes in their net assets for the periods described above, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Cincinnati, Ohio
April 25, 2011

1

Western-Southern Life Assurance Company Separate Account 1

Statements of Assets and Liabilities

December 31, 2010

		Receivable from
	Investments	(payable to) the
Division	at fair value	general account	Net Assets	Unit Value		Units Outstanding
Affiliated:
Touchstone Baron Small Cap Growth	824,004	5	$824,009	21.65	(1)	38,059
Touchstone Core Bond	2,549,830	13	2,549,843	19.75	(1)	119,492
				16.05	(2)	542
				15.85	(3)	6,023
				15.65	(4)	5,496
Toucshstone Mid Cap Growth	9,289,015	63	9,289,078	54.41	(1)	158,219
				31.01	(2)	5,292
				30.62	(3)	10,405
				30.23	(4)	6,525
Touchstone High Yield	4,125,130	(1)	4,125,129	16.70	(1)	232,005
				16.70	(2)	1,330
				16.51	(3)	5,204
				16.32	(4)	8,759
Touchstone Large Cap Core Equity	6,028,872	9	6,028,881	9.87	(1)	578,998
				9.87	(2)	6,359
				9.76	(3)	12,852
				9.65	(4)	12,910
Touchstone Moderate ETF	4,631,387	11	4,631,398	10.24	(1)	412,749
				10.24	(2)	9,304
				10.22	(3)	14,549
				10.19	(4)	15,675
Touchstone Money Market	6,723,558	(9)	6,723,549	11.05	(1)	588,716
				10.90	(2)	612
				10.82	(3)	11,161
				10.74	(4)	8,457
Touchstone Third Avenue Value	1,502,882	2	1,502,884	16.43	(1)	88,612
				16.43	(2)	1,914
				16.24	(3)	793
				16.06	(4)	171
Non-Affiliated:
Alger LargeCap Growth	1,485,387	—	1,485,387	9.50	(1)	143,505
				9.50	(2)	2,742
				9.40	(3)	8,438
				9.29	(4)	1,726
Alger SmallCap Growth	864,118	3	864,121	11.84	(1)	68,845
				11.84	(2)	1,118
				11.71	(3)	2,427
				11.57	(4)	626
Invesco VI Capital Appreciation	1,297,930	1	1,297,931	8.44	(1)	141,769
				8.44	(2)	4,525
				8.40	(3)	5,983
				8.36	(4)	1,629
Invesco VI Government Securities	298,240	3	298,243	15.11	(1)	18,684
				15.11	(2)	16
				14.94	(3)	1,039
				14.77	(4)	10
PIMCO Long-term U.S. Government Bond	2,100,599	(4)	2,100,595	20.42	(1)	102,666
				20.42	(2)	6
				20.19	(3)	168
				19.96	(4)	7

(1) Gold

(2) Select - Death Benefit Option 1

(3) Select - Death Benefit Option 2

(4) Select - Death Benefit Option 3

See accompanying notes

2

Western-Southern Life Assurance Company Separate Account 1

Statement of Assets and Liabilities (continued)

December 31, 2010

		Receivable from
	Investments	(payable to) the
Division	at fair value	general account	Net Assets	Unit Value		Units Outstanding
Non-Affiliated Initial Class:
MFS Growth	$1,249,251	4	1,249,255	10.46	(1)	107,651
				10.46	(2)	2,680
				10.35	(3)	6,012
				10.23	(4)	3,179
MFS Investors Trust	1,015,919	(1)	1,015,918	10.12	(1)	95,006
				10.12	(2)	1,900
				10.00	(3)	1,863
				9.89	(4)	1,715
Non-Affiliated Class 1B:
Putnam International Equity	3,332,561	7	3,332,568	16.36	(1)	188,730
				16.36	(2)	2,052
				16.23	(3)	7,713
				16.11	(4)	5,402
Non-Affiliated Class A:
DWS VIT Equity 500 Index	583,603	8	583,611	9.12	(1)	60,889
				9.12	(2)	961
				9.03	(3)	2,160
				8.93	(4)	—

(1) Gold

(2) Select - Death Benefit Option 1

(3) Select - Death Benefit Option 2

(4) Select - Death Benefit Option 3

See accompanying notes

3

Western-Southern Life Assurance Company Separate Account 1

Statements of Operations

Year Ended December 31, 2010

	Investment Income	Expenses		Realized and unrealized gain (loss) on investments
Division	Reinvested dividends	Mortality and expense risk, and administrative charge	Net investment income (loss)	Realized gain (loss) on sale of investments	Realized gain distributions	Change in unrealized appreciation (depreciation) during the period	Net unrealized and realized gain (loss) on investments	Net increase (decrease) in net assets resulting from operations
Affiliated:
Touchstone Baron Small Cap Growth	$—	$11,849	$(11,849)	$(69,236)	$—	$263,277	$194,041	$182,192
Touchstone Core Bond	97,094	35,968	61,126	42,303	—	56,248	98,551	159,677
Touchstone Mid Cap Growth	19,045	122,856	(103,811)	(641,478)	—	2,347,994	1,706,516	1,602,705
Touchstone High Yield	359,907	67,270	292,637	2,033,041	—	(1,866,080)	166,961	459,598
Touchstone Large Cap Core Equity	105,576	84,350	21,226	(348,366)	—	937,417	589,051	610,277
Touchstone Moderate ETF	98,023	64,009	34,014	(81,101)	—	479,639	398,538	432,552
Touchstone Money Market	14,163	117,089	(102,926)	—	—	(6,180)	(6,180)	(109,106)
Touchstone Third Avenue Value	87,509	20,538	66,971	(226,433)	—	398,323	171,890	238,861
Non-Affiliated:
Alger Large Cap Growth	11,319	20,823	(9,504)	74,990	—	108,318	183,308	173,804
Alger Small Cap Growth	—	11,646	(11,646)	(5,148)	—	197,613	192,465	180,819
Invesco VI Capital Appreciation	9,623	17,524	(7,901)	(79,447)	—	250,947	171,500	163,599
Invesco VI Government Securities	14,535	4,416	10,119	(5,744)	—	8,558	2,814	12,933
PIMCO Long-term U.S. Government Bond	127,342	29,758	97,584	13,336	—	104,007	117,343	214,927
Non-Affiliated Initial Class:
MFS Growth	1,460	16,540	(15,080)	44,798	—	124,831	169,629	154,549
MFS Investors Trust	11,949	13,381	(1,432)	704	—	92,982	93,686	92,254
Non-Affiliated Class 1B:
Putnam International Equity	132,657	47,863	84,794	(582,380)	—	735,796	153,416	238,210
Non-Affiliated Class A:
DWS VIT Equity 500 Index	10,854	7,911	2,943	(23,087)	—	98,886	75,799	78,742

See accompanying notes

4

Western-Southern Life Assurance Company Separate Account 1

Statements of Changes in Net Assets

Year Ended December 31, 2010

	Increase (decrease) in net assets from operations				Increase (decrease) in net assets from contract related transactions
Division	Net investment income (loss)	Net realized gain (loss) on sale of investments	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract Maintenance Charges	Net increase (decrease) in net assets from contract related transactions	Net increase (decrease) in net assets	Net Assets, beginning of period	Net Assets, end of period
Affiliated:
Touchstone Baron Small Cap Growth	$(11,849)	$(69,236)	$263,277	$182,192	$3,810	$(265,238)	$(81,725)	$(712)	$(343,865)	$(161,673)	$985,682	$824,009
Touchstone Core Bond	61,126	42,303	56,248	159,677	17,566	(662,830)	264,874	(2,309)	(382,699)	(223,022)	2,772,865	2,549,843
Toucshstone Mid Cap Growth	(103,811)	(641,478)	2,347,994	1,602,705	136,857	(2,074,059)	(214,331)	(8,802)	(2,160,335)	(557,630)	9,846,708	9,289,078
Touchstone High Yield	292,637	2,033,041	(1,866,080)	459,598	67,320	(3,901,400)	(1,553,420)	(4,029)	(5,391,529)	(4,931,931)	9,057,060	4,125,129
Touchstone Large Cap Core Equity	21,226	(348,366)	937,417	610,277	49,762	(1,580,196)	(136,096)	(5,669)	(1,672,199)	(1,061,922)	7,090,803	6,028,881
Touchstone Moderate ETF	34,014	(81,101)	479,639	432,552	31,248	(930,577)	(14,664)	(4,691)	(918,684)	(486,132)	5,117,530	4,631,398
Touchstone Money Market	(102,926)	—	(6,180)	(109,106)	21,622	(3,097,463)	1,194,158	(6,050)	(1,887,733)	(1,996,839)	8,720,388	6,723,549
Touchstone Third Avenue Value	66,971	(226,433)	398,323	238,861	19,005	(415,690)	(103,022)	(1,614)	(501,321)	(262,460)	1,765,344	1,502,884
Non-Affiliated:
Alger Large Cap Growth	(9,504)	74,990	108,318	173,804	19,645	(462,695)	(45,999)	(1,930)	(490,979)	(317,175)	1,802,562	1,485,387
Alger Small Cap Growth	(11,646)	(5,148)	197,613	180,819	6,827	(264,680)	(27,453)	(938)	(286,244)	(105,425)	969,546	864,121
Invesco VI Capital Appreciation	(7,901)	(79,447)	250,947	163,599	17,437	(291,260)	(16,945)	(1,328)	(292,096)	(128,497)	1,426,428	1,297,931
Invesco VI Government Securities	10,119	(5,744)	8,558	12,933	5,348	(112,762)	10,922	(385)	(96,877)	(83,944)	382,187	298,243
PIMCO Long-term U.S. Government Bond	97,584	13,336	104,007	214,927	19,561	(264,778)	(60,628)	(2,060)	(307,905)	(92,978)	2,193,573	2,100,595
Non-Affiliated Initial Class:
MFS Growth	(15,080)	44,798	124,831	154,549	9,684	(290,034)	(13,312)	(1,262)	(294,924)	(140,375)	1,389,630	1,249,255
MFS Investors Trust	(1,432)	704	92,982	92,254	15,475	(217,461)	3,331	(1,317)	(199,972)	(107,718)	1,123,636	1,015,918
Non-Affiliated Class 1B:
Putnam International Equity	84,794	(582,380)	735,796	238,210	46,984	(1,070,562)	30,651	(3,134)	(996,061)	(757,851)	4,090,419	3,332,568
Non-Affiliated Class A:
DWS VIT Equity 500 Index	2,943	(23,087)	98,886	78,742	4,738	(199,126)	(5,336)	(530)	(200,254)	(121,512)	705,123	583,611

See accompanying notes

5

Western-Southern Life Assurance Company Separate Account 1

Statements of Changes in Net Assets

Year Ended December 31, 2009

	Increase (decrease) in net assets from operations				Increase (decrease) in net assets from contract related transactions
Division	Net investment income (loss)	Net realized gain (loss) on sale of investments	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract Maintenance Charges	Net increase (decrease) in net assets from contract related transactions	Net increase (decrease) in net assets	Net Assets, beginning of period	Net Assets, end of period
Affiliated:
Touchstone Baron Small Cap Growth	$(11,516)	$(128,344)	$329,494	$189,634	$5,907	$(57,871)	$52,272	$(869)	$(561)	$189,073	$796,609	$985,682
Touchstone Core Bond	98,390	(51,524)	275,880	322,746	24,065	(608,409)	(196,821)	(2,860)	(784,025)	(461,279)	3,234,144	2,772,865
Toucshstone Mid Cap Growth	(109,517)	(2,358,354)	5,113,925	2,646,054	118,495	(1,305,293)	(313,629)	(10,443)	(1,510,870)	1,135,184	8,711,524	9,846,708
Touchstone High Yield	416,325	(976,038)	3,391,589	2,831,876	181,209	(1,294,230)	1,096,350	(4,420)	(21,091)	2,810,785	6,246,275	9,057,060
Touchstone Large Cap Core Equity	(8,235)	(1,123,724)	2,255,585	1,123,626	66,941	(1,500,333)	(311,577)	(7,318)	(1,752,287)	(628,661)	7,719,464	7,090,803
Touchstone Moderate ETF	86,889	(467,071)	993,675	613,493	28,449	(1,071,991)	(365,708)	(5,999)	(1,415,249)	(801,756)	5,919,286	5,117,530
Touchstone Money Market	(38,923)	—	1,078,769	1,039,846	47,023	(3,393,074)	(1,021,844)	(8,279)	(4,376,174)	(3,336,328)	12,056,716	8,720,388
Touchstone Third Avenue Value	9,946	(373,928)	695,911	331,929	29,223	(235,469)	(115,334)	(1,806)	(323,386)	8,543	1,756,801	1,765,344
Non-Affiliated:
Alger Large Cap Growth	(11,459)	63,027	603,063	654,631	35,810	(389,945)	(148,933)	(2,413)	(505,481)	149,150	1,653,412	1,802,562
Alger Small Cap Growth	(12,859)	(41,116)	393,132	339,157	10,433	(258,180)	(18,391)	(1,074)	(267,212)	71,945	897,601	969,546
Invesco VI Capital Appreciation	(10,447)	(200,077)	456,292	245,768	19,419	(324,642)	(30,742)	(1,702)	(337,667)	(91,899)	1,518,327	1,426,428
Invesco VI Government Securities	13,181	23,144	(39,581)	(3,256)	6,645	(63,672)	(44,043)	(526)	(101,596)	(104,852)	487,039	382,187
PIMCO Long-term U.S. Government Bond	144,072	126,418	(482,858)	(212,368)	48,548	(540,022)	(48,304)	(2,546)	(542,324)	(754,692)	2,948,265	2,193,573
Non-Affiliated Initial Class:
MFS Growth	(13,051)	11,226	397,655	395,830	13,593	(214,211)	(28,125)	(1,666)	(230,409)	165,421	1,224,209	1,389,630
MFS Investors Trust	3,912	(22,242)	255,665	237,335	17,094	(285,501)	(42,422)	(1,698)	(312,527)	(75,192)	1,198,828	1,123,636
Non-Affiliated Class 1B:
Putnam International Equity	(51,154)	(269,817)	1,119,407	798,436	59,494	(578,954)	(85,571)	(3,818)	(608,849)	189,587	3,900,832	4,090,419
Non-Affiliated Class A:
DWS VIT Equity 500 Index	8,865	(62,118)	185,867	132,614	5,559	(92,626)	29,145	(677)	(58,599)	74,015	631,108	705,123

See accompanying notes

6

Western-Southern Life Assurance Company Separate Account 1

Notes to Financial Statements

December 31, 2010

1.  Organization

Western-Southern Life Assurance Company Separate Account 1 (the “Separate Account”) is a unit investment trust registered under the Investment Company Act of 1940 (the “1940 Act”), established by the Western-Southern Life Assurance Company (the “Company”), a life insurance company, that is a wholly-owned subsidiary of The Western and Southern Life Insurance Company. The Separate Account is a funding vehicle for individual variable annuity contracts, and commenced operations on February 23, 1995, with the issuance of the first Touchstone Variable Annuity contract, now called the Touchstone Gold Variable Annuity. The first Touchstone Select Variable Annuity contract was issued on March 2, 1998.

The contract holder’s account value in a Separate Account division will vary depending on the performance of the corresponding portfolio, also referred to as underlying fund. The Separate Account currently has 65 investment divisions available. The investment objective of each division and its corresponding portfolio are the same. Refer to each portfolio’s prospectus for a description of investment objectives.

Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company’s other assets and liabilities. The portion of the Separate Account’s assets applicable to contract holders’ accounts is not chargeable with liabilities arising out of any other business the Company may conduct. The variable annuity contracts are designed for individual investors and group plans that desire to accumulate capital on a tax-deferred basis for retirement or other long-term objectives. The variable annuity contracts are distributed across the United States through a network of broker-dealers and wholesalers.

2.  Significant Accounting Policies

The Separate Account’s portfolios (divisions, also known as sub-accounts) are invested in corresponding shares of certain underlying funds (“Funds”) of the following mutual fund families: Touchstone Variable Series Trust (“Touchstone Funds”), Alger Funds (“Alger Funds”), PIMCO Variable Insurance Trust (“PIMCO Funds”), Massachusetts Financial Services Variable Insurance Trust (MFS Funds”), Invesco VK Funds.(“Invesco Funds”), Putnam Variable Trust (“Putnam VT Funds”), and DWS Investments VIT Funds (“DWS Funds”). The Touchstone Funds are managed by Touchstone Advisors, Inc. The Alger Funds are managed by Alger Inc. The PIMCO Funds are managed by Pacific Investment Management Company. The MFS Funds are managed by Massachusetts Financial Services Company. The Invesco VK Funds are managed by Invesco Investments, Inc. The investment adviser of Putnam VT Funds is Putnam Investment Management, LLC. The investment adviser for the DWS Funds is Deutsche Asset Management, Inc.

7

Western-Southern Life Assurance Company Separate Account 1

Notes to Financial Statements (continued)

2.  Significant Accounting Policies (continued)

Basic Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles for separate accounts formed as investment trusts.

Investments

Each sub-account is an open-ended diversified management investment company. Investments are made in the mutual funds, which value their investment securities at fair value as determined by the closing net asset value per share on December 31, 2010. Each sub-account’s value fluctuates on a day to day basis depending on the investment performance of the mutual fund in which it is invested.

Sub-account transactions are recorded on the trade date and income from dividends is recorded on the ex-dividend date. Realized gains and losses on investments are computed on the basis of specific identification.

A contract owner may also allocate funds to the Fixed Account, which is part of the general account of the Company. Due to exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933 (the “1933 Act”) and the Company’s general account has not been registered as an investment company under the 1940 Act.

Upon annuitization, the contract assets are transferred to the general account of the Company. Accordingly, contract reserves are recorded by the Company. See the related prospectus for a more detailed understanding of the variable annuity contracts.

The Separate Account’s Investments are held at fair value. Fair value is the price that the Separate Account would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is established using a three-level hierarchy based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity’s own assessment regarding the assumptions market participants would use in pricing the asset or liability and are developed based on the best information available in the

8

Western-Southern Life Assurance Company Separate Account 1

Notes to Financial Statements (continued)

2.  Significant Accounting Policies (continued)

circumstances. The Separate Account’s investments are assigned a level based upon the observability of the inputs that are significant to the overall valuation. The three-tier hierarchy of inputs is summarized below.

Level 1 - inputs to the valuation methodology are quoted prices in active markets.

Level 2 - inputs to the valuation methodology are observable, directly or indirectly.

Level 3 - inputs to the valuation methodology are unobservable and reflect assumptions on the part of the reporting entity.

The Separate Account’s investments are valued as Level 1.

Unit Value

Unit values for the Separate Account divisions are computed at the end of each business day. The unit value is equal to the unit value for the preceding business day multiplied by a net investment factor. This net investment factor is determined based on the value of the underlying mutual fund portfolios of the Separate Account, reinvested dividends and capital gains, and the daily asset charge for the mortality and expense risk and administrative charges, as applicable.

Taxes

Operations of the Separate Account are included in the income tax return of the Company, which is taxed as a life insurance company under the Internal Revenue Code (“IRC”). The Separate Account is not taxed as a regulated investment company under Subchapter M of the IRC. Under the provisions of the policies, the Company has the right to charge the Separate Account for federal income tax attributable to the Separate Account. No charge is currently being made against the Separate account for such tax since, under current tax law, the Company pays no tax on investment income and capital gains reflected in variable life insurance policy reserves. However, the Company retains the right to charge for any federal income tax incurred, which is attributable to the Separate Account if the law is changed. Charges for state and local taxes, if any, attributable to the Separate Account may also be made.

9

Western-Southern Life Assurance Company Separate Account 1

Notes to Financial Statements (continued)

2.  Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the Balance Sheet date. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such an estimate cannot be made. Management has evaluated subsequent events though the issuance of these financial statements and determined that no additional disclosures are required.

10

Western-Southern Life Assurance Company Separate Account 1

Notes to Financial Statements (continued)

3.  Purchases and Sales of Investments

The aggregate cost of portfolio shares purchased and proceeds from portfolio shares sold during the periods ended December 31, 2010 (refer to the Statement of Changes in Net Assets for the applicable periods ended December 31, 2010 and the cost of shares held at December 31, 2010, for each division, were as follows:

	Purchases	Sales	Cost

Touchstone Variable Series Trust
Baron Small Cap Growth	$47,559	$384,041	$858,537
Core Bond Fund	312,742	695,896	2,465,844
Mid Cap Growth Fund	304,369	2,470,760	10,023,991
High Yield Fund	3,732,929	9,130,191	4,351,174
Large Cap Core Equity Fund	111,010	1,776,302	6,796,222
Moderate ETF Fund	71,144	987,383	4,756,031
Money Market Fund	5,512,756	7,406,666	5,650,968
Third Avenue Value Fund	26,546	528,096	1,899,432
The Alger Fund
Large Cap Growth Portfolio	26,751	513,455	1,153,372
Small Cap Growth Portfolio	15,333	297,299	736,472
Invesco Investments, Inc.
Capital Appreciation	59,320	351,908	1,407,072
Government Securities Fund	38,348	135,189	309,010
PIMCO Variable Insurance Trust
Long-Term U.S. Government Bond Portfolio	59,248	372,140	2,143,463
MFS Variable Insurance Trust
Growth Series - Initial Class	43,041	335,434	934,254
Investors Trust Series - Initial Class	62,001	260,727	922,810
Putnam Variable Trust - Class IB
International Equity Fund - Class IB	153,736	1,155,142	4,329,873
DWS Asset Management VIT Fund
Equity 500 Index Fund	22,772	217,167	576,802

11

Western-Southern Life Assurance Company Separate Account 1

Notes to Financial Statements (continued)

4. Expenses and Related Party Transactions

Certain deductions for administrative and risk charges are deducted pro rata from the accumulation unit values of each sub-account in order to compensate the Company for certain administrative expenses and for the assumption of mortality and expense risks. These charges are made daily at an annual effective rate of 1.35% for the Touchstone Gold Variable Annuity. For the Touchstone Select Variable Annuity, the effective rates are 1.35% for the Standard Death Benefit (Option 1), 1.45% for the Annual Step Up Death Benefit (Option 2), and 1.55% for the Accumulating Death Benefit (Option 3).

The Company also deducts an annual contract maintenance charge from the contract value on each contract anniversary and upon any full surrender. For the Touchstone Gold Variable Annuity, the contract maintenance charge is $35 for the first ten contract years and the lesser of (a) $35 and (b) 0.17% of the contract value after the tenth contract anniversary. For the Touchstone Select Variable Annuity, the contract maintenance charge is $40 for the first ten contract years, and if the contract value is less than $50,000 after the tenth Contract Anniversary, the charge is the lesser of (a) $40 or (b) 0.14% of the Contract Value.

Since no deduction for a sales charge is made from the payments received from contract owners, a surrender charge is imposed on certain surrenders and partial withdrawals by the Company to cover expenses relating to promotion, sale and distribution of the contracts. The surrender charge is assessed on each redemption, except for certain amounts excluded from charges under the contract. For the Touchstone Gold Variable Annuity, this charge ranges from 7% to 0% depending on the number of years since the payment was received. For the Touchstone Select Variable Annuity, this charge ranges from 8% to 0%, depending on the number of years since the payment was received.

12

Western-Southern Life Assurance Company Separate Account 1

Notes to Financial Statements (continued)

5. Changes in Units Outstanding

The following table shows a summary of changes in units outstanding for variable annuity contracts for the periods ended December 31, 2010 and 2009:

Touchstone Gold Variable Annuity

	2010				2009
Division	Units Purchased	Units Redeemed	Transfers between Sub accounts	Net Increase (Decrease)	Units Purchased	Units Redeemed	Transfers between Sub accounts	Net Increase (Decrease)

Touchstone Baron Small Cap Growth Fund	207	(13,744)	(4,521)	(18,058)	407	(4,002)	224	(3,371)
Touchstone Core Bond Fund	854	(30,098)	10,779	(18,465)	1,316	(31,751)	(13,738)	(44,173)
Toucshstone Mid Cap Growth Fund	2,797	(26,364)	(20,867)	(44,434)	2,686	(34,949)	(11,700)	(43,963)
Touchstone High Yield Fund	4,089	(239,962)	(115,540)	(351,413)	13,803	(85,967)	76,535	4,371
Touchstone Large Cap Core Equity Fund	5,109	(103,305)	(77,969)	(176,165)	8,655	(170,039)	(94,885)	(256,269)
Touchstone Moderate ETF	3,198	(82,064)	(11,046)	(89,912)	3,406	(119,192)	(59,597)	(175,383)
Touchstone Money Market Fund	1,947	(230,396)	55,723	(172,726)	4,132	(286,815)	(5,653)	(288,336)
Touchstone Third Avenue Value Fund	1,334	(24,134)	(11,100)	(33,900)	2,003	(20,579)	(18,251)	(36,827)

Alger Large Cap Growth Portfolio	2,148	(41,557)	(12,373)	(51,782)	2,370	(41,309)	(31,550)	(70,489)
Alger Small Cap Growth Portfolio	633	(18,496)	(8,220)	(26,083)	1,299	(17,481)	(16,435)	(32,617)

Invesco VI Capital Appreciation	2,069	(31,177)	(6,811)	(35,919)	2,858	(47,891)	(6,369)	(51,402)
Invesco VI Government Securities	337	(6,565)	707	(5,521)	363	(4,378)	(2,771)	(6,786)

PIMCO Long-Term U.S. Government Bond	937	(11,521)	(3,784)	(14,368)	2,588	(28,122)	(5,687)	(31,221)

MFS Growth Series - Initial Class	868	(12,476)	(16,353)	(27,961)	1,726	(27,404)	(3,854)	(29,532)
MFS Investors Trust Series - Initial Class	1,506	(17,742)	(4,142)	(20,378)	2,139	(32,553)	(8,722)	(39,136)

Putnam International Equity Fund - Class IB	2,830	(51,073)	(16,857)	(65,100)	4,491	(36,148)	(13,066)	(44,723)

DWS Equity 500 Index - Class A	417	(22,197)	(893)	(22,673)	651	(11,504)	2,872	(7,981)

13

Western-Southern Life Assurance Company Separate Account 1

Notes to Financial Statements (continued)

5. Changes in Units Outstanding (continued)

Touchstone Select Variable Annuity - Death Benefit Option 1

	2010				2009
Division	Units Purchased	Units Redeemed	Transfers between Sub accounts	Net Increase (Decrease)	Units Purchased	Units Redeemed	Transfers between Sub accounts	Net Increase (Decrease)

Touchstone Core Bond Fund	12	(8)	13	17	8	(64)	(189)	(245)
Toucshstone Mid Cap Growth Fund	24	(1,221)	(72)	(1,269)	26	(773)	(199)	(946)
Touchstone High Yield Fund	48	(36)	(11)	1	49	(91)	(290)	(332)
Touchstone Large Cap Core Equity Fund	54	(2,641)	15	(2,572)	50	(1,068)	(302)	(1,320)
Touchstone Moderate ETF	—	(3,477)	81	(3,396)	—	(1,064)	115	(949)
Touchstone Money Market Fund	—	(1)	8	7	—	(652)	13	(639)
Touchstone Third Avenue Value Fund	—	(1,448)	(18)	(1,466)	—	(164)	1	(163)

Alger Large Cap Growth Portfolio	18	(163)	(13)	(158)	15	(616)	(166)	(767)
Alger Small Cap Growth Portfolio	7	(3)	(9)	(5)	6	(223)	(17)	(234)

Invesco VI Capital Appreciation	34	(11)	69	92	36	(80)	225	181
Invesco VI Government Securities	4	(0)	1	5	2	(4)	(1)	(3)

Pimco Long-term U.S. Government Bond Portfolio	1	(0)	(0)	1	1	(1)	(3)	(3)

MFS Growth Series - Initial Class	3	(102)	5	(94)	2	(143)	(52)	(193)
MFS Investors Trust Series - Initial Class	29	(173)	15	(129)	35	(227)	48	(144)

Putnam International Equity Fund - Class 1B	83	(905)	46	(776)	75	(312)	(157)	(394)

DWS Equity 500 Index Fund	28	(0)	24	52	22	(163)	45	(96)

14

Western-Southern Life Assurance Company Separate Account 1

Notes to Financial Statements (continued)

5. Changes in Units Outstanding (continued)

Touchstone Select Variable Annuity - Death Benefit Option 2

	2010				2009
Division	Units Purchased	Units Redeemed	Transfers between Sub accounts	Net Increase (Decrease)	Units Purchased	Units Redeemed	Transfers between Sub accounts	Net Increase (Decrease)

Touchstone Core Bond Fund	54	(798)	26	(718)	39	(1,438)	51	(1,348)
Toucshstone Mid Cap Growth Fund	47	(2,039)	(13)	(2,005)	40	(1,977)	(101)	(2,038)
Touchstone High Yield Fund	113	(1,979)	(901)	(2,767)	91	(840)	770	21
Touchstone Large Cap Core Equity Fund	155	(830)	20	(655)	123	(3,307)	205	(2,979)
Touchstone Moderate ETF	—	(2,000)	7	(1,993)	—	(2,954)	(1,940)	(4,894)
Touchstone Money Market Fund	—	(1,298)	1,873	575	—	(759)	558	(201)
Touchstone Third Avenue Value Fund	—	(2)	(30)	(32)	—	(3)	29	26

Alger Large Cap Growth Portfolio	81	(3,142)	(2)	(3,063)	158	(135)	53	76
Alger Small Cap Growth Portfolio	34	(1,451)	16	(1,401)	37	(407)	(45)	(415)

Invesco VI Capital Appreciation	46	(2,437)	(3)	(2,394)	122	(1,404)	75	(1,207)
Invesco VI Government Securities	16	(69)	24	(29)	11	(14)	31	28

Pimco Long-Term U.S. Government Bond Portfolio	6	(37)	(0)	(31)	4	(482)	9	(469)

MFS Growth Series - Initial Class	12	(2,950)	(1)	(2,939)	74	(74)	(10)	(10)
MFS Investors Trust Series - Initial Class	—	(28)	26	(2)	39	(1,652)	(15)	(1,628)

Putnam International Equity Fund - Class 1B	235	(580)	202	(143)	177	(854)	(63)	(740)

DWS Equity 500 Index Fund	127	(239)	(782)	(894)	158	(1,262)	(249)	(1,353)

15

Western-Southern Life Assurance Company Separate Account 1

Notes to Financial Statements (continued)

5. Changes in Units Outstanding (continued)

Touchstone Select Variable Annuity - Death Benefit Option 3

	2010				2009
Division	Units Purchased	Units Redeemed	Transfers between Sub accounts	Net Increase (Decrease)	Units Purchased	Units Redeemed	Transfers between Sub accounts	Net Increase (Decrease)

Touchstone Core Bond Fund	—	(1,091)	(5)	(1,096)	—	(1,736)	(1,482)	(3,218)
Toucshstone Mid Cap Growth Fund	31	(190)	(117)	(276)	39	(546)	(658)	(1,165)
Touchstone High Yield Fund	26	(1,465)	(274)	(1,713)	33	(1,520)	(1,293)	(2,780)
Touchstone Large Cap Core Equity Fund	57	(5,472)	270	(5,145)	68	(3,092)	(951)	(3,975)
Touchstone Moderate ETF	21	(1,038)	70	(947)	24	(3,326)	(2,100)	(5,402)
Touchstone Money Market Fund	—	(710)	1,272	562	—	(10,845)	6,433	(4,412)
Touchstone Third Avenue Value Fund	—	(573)	(3)	(576)	—	—	(3)	(3)

Alger Large Cap Growth Portfolio	35	(975)	9	(931)	45	(9)	(40)	(4)
Alger Small Cap Growth Portfolio	—	(755)	(30)	(785)	—	(1)	(50)	(51)

Invesco VI Capital Appreciation	40	(645)	(2)	(607)	47	(7)	58	98
Invesco VI Government Securities	—	(1,042)	1	(1,041)	—	—	(1)	(1)

PIMCO Long-Term U.S. Government Bond Portfolio	—	(1,045)	(0)	(1,045)	—	—	(2)	(2)

MFS Growth Series - Initial Class	33	(820)	3	(784)	41	(4)	(14)	23
MFS Investors Trust Series - Initial Class	—	(852)	17	(835)	—	(10)	16	6

Putnam International Equity Fund - Class 1B	28	(1,176)	(585)	(1,733)	33	(1,151)	82	(1,036)

DWS Equity 500 Index Fund	—	—	—	—	—	—	(704)	(704)

16

Western-Southern Life Assurance Company Separate Account 1

Notes to Financial Statements (continued)

6.   Financial Highlights

A summary of net assets, unit values and units outstanding for variable annuity contracts, investment income and expense ratios, excluding expenses of the underlying funds, are presented for the periods ended December 31, 2010, 2009, 2008, 2007, and 2006.

Investment income ratio amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk and administrative charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

Expense ratio amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense risk and administrative charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

Total return amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, which includes expenses assessed through the reduction of unit values. The ratio does not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

	At December 31, 2010				For the period ended December 31, 2010
	Beginning		Ending
	Unit Value	Units	Unit Value	Net Assets	Investment	Expense Ratio	Total Return
Division	Range	(000s)	Range	(000s)	Income Ratio (1)	Range (1)	Range(2)
Touchstone Variable Series Trust
Baron Small Cap	$17.56	38	$21.65	$824	0.00%	1.35%	23.29%
Core Bond Fund	14.78 to 18.60	132	15.65 to 19.75	2,550	3.65%	1.35% to 1.55%	5.89% to 6.18%
Mid Cap Growth	25.24 to 45.34	180	30.23 to 54.41	9,289	0.20%	1.35% to 1.55%	19.77% to 20.00%
High Yield Fund	14.71 to 15.02	247	16.32 to 16.70	4,125	5.46%	1.35% to 1.55%	10.94% to 11.19%
Large Cap Core Equity Fund	8.73 to 8.92	611	9.65 to 9.87	6,029	1.61%	1.35% to 1.55%	10.54% to 10.65%
Moderate ETF Fund	9.30 to 9.33	452	10.19 to 10.24	4,631	2.01%	1.35% to 1.55%	9.57% to 9.75%
Money Market Fund	10.88 to 11.18	609	10.74 to 11.05	6,724	0.18%	1.35% to 1.55%	(1.29%) to (1.16%)
Third Avenue Value Fund	13.57 to 13.85	91	16.06 to 16.43	1,503	5.36%	1.35% to 1.55%	18.35% to 18.63%
The Alger Fund
Large Cap Growth Portfolio	8.32 to 8.50	156	9.29 to 9.50	1,485	0.69%	1.35% to 1.55%	11.66% to 11.76%
Small Cap Growth Portfolio	9.38 to 9.58	73	11.57 to 11.84	864	0.00%	1.35% to 1.55%	23.35% to 23.59%
Invesco Investments, Inc.
Capital Appreciation Fund	7.35 to 7.40	154	8.36 to 8.44	1,298	0.71%	1.35% to 1.55%	13.74% to 14.05%
Government Securities Fund	14.23 to 14.53	20	14.77 to 15.11	298	4.27%	1.35% to 1.55%	3.79% to 3.99%
PIMCO Variable Insurance Trust
Long-Term U.S. Government Bond Portfolio	18.16 to 18.55	103	19.96 to 20.42	2,101	5.93%	1.35% to 1.55%	9.91% to 10.08%
MFS Variable Insurance Trust
Emerging Growth Series - Initial Class	9.00 to 9.20	120	10.23 to 10.46	1,249	0.11%	1.35% to 1.55%	13.67% to 13.70%
Investors Trust - Initial Class	9.04 to 9.23	100	9.89 to 10.12	1,016	1.12%	1.35% to 1.55%	9.40% to 9.64%
Putnam Variable Trust
International Equity Fund - Class IB	14.87 to 15.07	204	16.11 to 16.36	3,333	3.57%	1.35% to 1.55%	8.34% to 8.56%
DWS Asset Management VIT Fund
Equity 500 Index Fund	7.91 to 8.06	64	8.93 to 9.12	584	1.68%	1.35% to 1.55%	12.90% to 13.15%

(1) Results for periods of less than one year have been annualized

(2) Results for periods of less than one year have not been annualized

17

Western-Southern Life Assurance Company Separate Account 1

Notes to Financial Statements (continued)

6.   Financial Highlights (continued)

	At December 31, 2009				For the period ended December 31, 2009
	Beginning		Ending
	Unit Value	Units	Unit Value	Net Assets	Investment	Expense Ratio	Total Return
Division	Range	(000s)	Range	(000s)	Income Ratio (1)	Range (1)	Range(2)
Touchstone Variable Series Trust
Baron Small Cap	$13.39	56	$17.56	$986	0.00%	1.35%	31.14%
Core Bond Fund	13.06 to 16.41	152	14.78 to 18.60	2,773	4.53%	1.35% to 1.55%	13.17% to 13.35%
Mid Cap Growth	18.44 to 33.06	228	25.24 to 45.34	9,847	0.09%	1.35% to 1.55%	36.88% to 37.14%
High Yield Fund	10.19 to 10.38	603	14.71 to 15.02	9,057	6.86%	1.35% to 1.55%	44.36% to 44.70%
Large Cap Core Equity Fund	7.15 to 7.29	796	8.73 to 8.92	7,091	1.15%	1.35% to 1.55%	22.10% to 22.36%
Moderate ETF Fund	8.04 to 8.05	549	9.30 to 9.33	5,118	2.83%	1.35% to 1.55%	15.67% to 15.90%
Money Market Fund	10.96 to 11.23	781	10.88 to 11.18	8,720	0.91%	1.35% to 1.55%	(0.45%) to (0.73%)
Third Avenue Value Fund	10.48 to 10.69	127	13.57 to 13.85	1,765	1.83%	1.35% to 1.55%	29.48% to 29.56%
The Alger Fund
Large Cap Growth Portfolio	5.73 to 5.83	212	8.32 to 8.50	1,803	0.66%	1.35% to 1.55%	45.20% to 45.80%
Small Cap Growth Portfolio	6.55 to 6.67	101	9.38 to 9.58	970	0.00%	1.35% to 1.55%	43.21% to 43.63%
Invesco Investments, Inc.
Capital Appreciation Fund	6.16 to 6.20	193	7.35 to 7.40	1,426	0.56%	1.35% to 1.55%	19.32% to 19.35%
Government Securities Fund	14.45 to 14.73	26	14.23 to 14.53	382	4.37%	1.35% to 1.55%	(1.36%) to (1.52%)
PIMCO Variable Insurance Trust
Long-Term U.S. Government Bond Portfolio	19.29 to 19.66	118	18.16 to 18.55	2,194	6.94%	1.35% to 1.55%	(5.65%) to (5.86%)
MFS Variable Insurance Trust
Emerging Growth Series - Initial Class	6.64 to 6.77	151	9.00 to 9.20	1,390	0.31%	1.35% to 1.55%	35.54% to 35.89%
Investors Trust - Initial Class	7.23 to 7.37	122	9.04 to 9.23	1,124	1.59%	1.35% to 1.55%	25.03% to 25.24%
Putnam Variable Trust
International Equity Fund - Class IB	12.11 to 12.25	272	14.87 to 15.07	4,090	0.00%	1.35% to 1.55%	22.79% to 23.02%
DWS Asset Management VIT Fund
Equity 500 Index Fund	6.36 to 6.47	88	7.91 to 8.06	705	2.58%	1.35% to 1.55%	24.37% to 24.57%

(1) Results for periods of less than one year have been annualized

(2) Results for periods of less than one year have not been annualized

18

Western-Southern Life Assurance Company Separate Account 1

Notes to Financial Statements (continued)

6.   Financial Highlights (continued)

	At December 31, 2008				For the period ended December 31, 2008
	Beginning		Ending
	Unit Value	Units	Unit Value	Net Assets	Investment	Expense Ratio	Total Return
Division	Range	(000s)	Range	(000s)	Income Ratio (1)	Range (1)	Range(2)
Touchstone Variable Series Trust
Baron Small Cap	$20.45	59	$13.39	$797	0.00%	1.35%	(34.52%)
Core Bond Fund	13.71 to 17.19	201	13.06 to 16.41	3,234	4.27%	1.35% to 1.55%	(4.54%) to (4.74%)
Mid Cap Growth	31.06 to 55.57	277	18.44 to 33.06	8,712	3.78%	1.35% to 1.55%	(40.51%) to (40.63%)
High Yield Fund	13.65 to 13.88	602	10.19 to 10.38	6,246	7.84%	1.35% to 1.55%	(25.22%) to (25.35%)
Large Cap Core Equity Fund	11.20 to 11.39	1060	7.15 to 7.29	7,719	3.44%	1.35% to 1.55%	(36.00%) to (36.16%)
Moderate ETF Fund	10.00	735	8.04 to 8.05	5,919	4.18%	1.35% to 1.55%	(19.50%) to (19.60%)
Money Market Fund	10.80 to 11.05	1074	10.96 to 11.23	12,057	3.12%	1.35% to 1.55%	(1.48%) to (1.63%)
Third Avenue Value Fund	17.31 to 17.61	164	10.48 to 10.69	1,757	1.97%	1.35% to 1.55%	(39.30%) to (39.46%)
The Alger Fund
Large Cap Growth Portfolio	10.80 to 10.98	284	5.73 to 5.83	1,653	0.23%	1.35% to 1.55%	(46.90%) to (46.94%)
Small Cap Growth Portfolio	12.45 to 12.66	135	6.55 to 6.67	898	0.00%	1.35% to 1.55%	(47.31%) to (47.39%)
Invesco Investments, Inc.
Capital Appreciation Fund	10.88 to 10.92	245	6.16 to 6.20	1,518	0.00%	1.35% to 1.55%	(43.22%) to (43.38%)
Government Securities Fund	13.07 to 13.29	33	14.45 to 14.73	487	4.10%	1.35% to 1.55%	(10.56%) to (10.84%)
PIMCO Variable Insurance Trust
Long-Term U.S. Government Bond Portfolio	16.70 to 16.99	150	19.29 to 19.66	2,948	4.29%	1.35% to 1.55%	(15.51%) to (15.72%)
MFS Variable Insurance Trust
Emerging Growth Series - Initial Class	10.78 to 10.96	181	6.64 to 6.77	1,224	0.20%	1.35% to 1.55%	(38.23%) to (38.40%)
Investors Trust - Initial Class	10.97 to 11.16	163	7.23 to 7.37	1,199	1.22%	1.35% to 1.55%	(33.96%) to (34.09%)
Putnam Variable Trust
International Equity Fund - Class IB	21.95 to 22.15	319	12.11 to 12.25	3,901	7.72%	1.35% to 1.55%	(44.70%) to (44.83%)
DWS Asset Management VIT Fund
Equity 500 Index Fund	10.27 to 10.43	98	6.36 to 6.47	631	2.61%	1.35% to 1.55%	(37.97%) to (38.07%)

(1) Results for periods of less than one year have been annualized

(2) Results for periods of less than one year have not been annualized

19

Western-Southern Life Assurance Company Separate Account 1

Notes to Financial Statements (continued)

6. Financial Highlights (continued)

	At December 31, 2007				For the period ended December 31, 2007
	Beginning		Ending
	Unit Value	Units	Unit Value	Net Assets	Investment	Expense Ratio	Total Return
Division	Range	(000s)	Range	(000s)	Income Ratio (1)	Range (1)	Range(2)
Touchstone Variable Series Trust
Baron Small Cap	$20.17	66	$20.45	$1,351	11.48%	1.35%	1.39%
Core Bond Fund	13.20 to 16.53	260	13.71 to 17.19	4,393	3.96%	1.35% to 1.55%	3.86% to 3.99%
Emerging Growth Fund	27.57 to 49.23	347	31.06 to 55.57	18,460	0.00%	1.35% to 1.55%	12.66% to 12.88%
High Yield Fund	13.62 to 13.82	485	13.65 to 13.88	6,728	7.07%	1.35% to 1.55%	.22% to .43%
Large Cap Core Equity Fund	10.80 to 10.97	148	11.20 to 11.39	1,684	2.01%	1.35% to 1.55%	3.70% to 3.83%
Money Market Fund	10.43 to 10.65	1062	10.80 to 11.05	11,731	4.86%	1.35% to 1.55%	3.55% to 3.76%
Third Avenue Value Fund	17.90 to 18.18	183	17.31 to 17.61	3,214	0.57%	1.35% to 1.55%	(3.30%) to (3.14%)
The Alger Fund
Large Cap Growth Portfolio	9.14 to 9.28	347	10.80 to 10.98	3,804	0.35%	1.35% to 1.55%	18.16% to 18.32%
Small Cap Growth Portfolio	10.78 to 10.95	167	12.45 to 12.66	2,117	0.00%	1.35% to 1.55%	15.49% to 15.62%
Invesco Investments, Inc.
Capital Appreciation Fund	9.87 to 9.88	290	10.88 to 10.92	3,168	0.00%	1.35% to 1.55%	10.23% to 10.53%
Government Securities Fund	12.48 to 12.67	54	13.07 to 13.29	718	3.38%	1.35% to 1.55%	4.73% to 4.89%
PIMCO Variable Insurance Trust
Long-Term U.S. Government Bond Portfolio	15.45 to 15.68	156	16.70 to 16.99	2,645	4.63%	1.35% to 1.55%	8.09% to 8.35%
MFS Variable Insurance Trust
Emerging Growth Series - Initial Class	9.03 to 9.17	251	10.78 to 10.96	2,745	0.00%	1.35% to 1.55%	19.38% to 19.52%
Investors Trust - Initial Class	10.10 to 10.26	206	10.97 to 11.16	2,298	0.94%	1.35% to 1.55%	8.61% to 8.77%
Putnam Variable Trust
International Equity Fund - Class IB	20.57 to 20.72	390	21.95 to 22.15	8,638	3.04%	1.35% to 1.55%	6.71% to 6.90%
DWS Asset Management VIT Fund
Equity 500 Index Fund	9.91 to 10.04	140	10.27 to 10.43	1,462	1.26%	1.35% to 1.55%	3.63% to 3.88%

(1) Results for periods of less than one year have been annualized

(2) Results for periods of less than one year have not been annualized

20

Western-Southern Life Assurance Company Separate Account 1

Notes to Financial Statements (continued)

6. Financial Highlights (continued)

	At December 31, 2006				For the period ended December 31, 2006
	Beginning		Ending
	Unit Value	Units	Unit Value	Net Assets	Investment	Expense Ratio	Total Return
Division	Range	(000s)	Range	(000s)	Income Ratio (1)	Range (1)	Range(2)
Touchstone Variable Series Trust
Baron Small Cap	$17.29	84	$20.17	$1,697	0.00%	1.35%	16.69%
Core Bond Fund	12.88 to 16.10	324	13.20 to 16.53	5,248	3.58%	1.35% to 1.55%	2.47% to 2.67%
Emerging Growth Fund	24.09 to 42.94	418	27.57 to 49.23	19,786	0.00%	1.35% to 1.55%	14.41% to 14.63%
High Yield Fund	12.82 to 12.98	707	13.62 to 13.82	9,762	6.71%	1.35% to 1.55%	6.26% to 6.47%
Large Cap Core Equity Fund	8.67 to 8.78	179	10.80 to 10.97	1,962	2.60%	1.35% to 1.55%	24.65% to 24.89%
Money Market Fund	10.09 to 10.29	448	10.43 to 10.65	4,770	5.25%	1.35% to 1.55%	3.31% to 3.52%
Third Avenue Value Fund	15.70 to 15.90	290	17.90 to 18.18	5,269	1.07%	1.35% to 1.55%	14.11% to 14.34%
The Alger Fund
Large Cap Growth Portfolio	8.82 to 8.95	423	9.14 to 9.28	3,925	0.12%	1.35% to 1.55%	3.55% to 3.75%
Small Cap Growth Portfolio	9.12 to 9.24	233	10.78 to 10.95	2,548	0.00%	1.35% to 1.55%	18.19% to 18.42%
Invesco Investments, Inc.
Capital Appreciation Fund	10.00	349	9.87 to 9.88	3,445	0.11%	1.35% to 1.55%	(1.30%) to (1.20%)
Government Securities Fund	12.24 to 12.40	77	12.48 to 12.67	971	4.44%	1.35% to 1.55%	1.97% to 2.17%
PIMCO Variable Insurance Trust
Long-Term U.S. Government Bond Portfolio	15.51 to 15.71	219	15.45 to 15.68	3,437	5.17%	1.35% to 1.55%	(0.39%) to (0.20%)
MFS Variable Insurance Trust
Emerging Growth Series - Initial Class	8.50 to 8.61	264	9.03 to 9.17	2,421	0.00%	1.35% to 1.55%	6.25% to 6.46%
Investors Trust - Initial Class	9.08 to 9.20	288	10.10 to 10.26	2,952	0.49%	1.35% to 1.55%	11.27% to 11.49%
Putnam Variable Trust
International Equity Fund - Class IB	16.36 to 16.44	474	20.57 to 20.72	9,812	0.61%	1.35% to 1.55%	25.78% to 26.02%
DWS Asset Management VIT Fund
Equity 500 Index Fund	8.70 to 8.81	149	9.91 to 10.04	1,493	1.31%	1.35% to 1.55%	13.76% to 13.99%

(1) Results for periods of less than one year have been annualized

(2) Results for periods of less than one year have not been annualized

21

FINANCIAL STATEMENTS

Western-Southern Life Assurance Company
Separate Account 2

Year Ended December 31, 2010

With Report of Independent Registered Public
Accounting Firm

Western-Southern Life Assurance Company Separate Account 2

Financial Statements

Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm

The Contract owners of Western-Southern Life Assurance Company Separate Account 2 and the Board of Directors of Western-Southern Life Assurance Company

We have audited the accompanying statements of assets and liabilities of Western-Southern Life Assurance Company Separate Account 2 (the Separate Account), comprised of the separate account divisions described in Note 2 to the financial statements, as of December 31, 2010, and the related statements of operations for the year then ended and changes in net assets for each of the two years in the period then ended, or for the individual division operating for a portion of such periods as disclosed in the financial statements. These financial statements are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Separate Account’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures also included confirmation of investments owned as of December 31, 2010, by correspondence with the fund companies, or their transfer agents, as applicable. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective divisions constituting the Western-Southern Life Assurance Company Separate Account 2 at December 31, 2010, and the results of their operations and the changes in their net assets for the periods described above, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Cincinnati, Ohio

April 25, 2011

1

Western-Southern Life Assurance Company Separate Account 2

Statements of Assets and Liabilities

December 31, 2010

		Receivable from
	Investments	(payable to) the			Units
Division	at fair value	general account	Net Assets	Unit Value	Outstanding
Affiliated:
Touchstone Core Bond	$13,258	$—	$13,258	$21.51	616
Touchstone Mid Cap Growth	178,700	—	178,700	59.32	3,013
Touchstone Large Cap Core Equity	38,229	—	38,229	10.52	3,635
Touchstone High Yield	24,099	—	24,099	17.79	1,355
Touchstone Money Market	8,247	—	8,247	11.65	708
Touchstone Third Avenue Value	81,474	(3)	81,471	17.50	4,655
Touchstone Moderate ETF	19,350	—	19,350	10.39	1,862

Non-Affiliated:
Alger Large Cap Growth	27,413	—	27,413	10.13	2,707
Alger Small Cap Growth	5,411	(1)	5,410	12.62	429
Invesco VI Capital Appreciation	11,386	35	11,421	8.65	1,320
Invesco VI Government Securities	137	—	137	16.10	9
PIMCO Long-term U.S. Government Bond	35,532	—	35,532	21.76	1,633

Non-Affiliated Initial Class:
MFS Growth	12,827	—	12,827	11.15	1,151
MFS Investors Trust	8,960	(1)	8,959	10.78	831

Non-Affiliated Class 1B:
Putnam International Equity	38,747	(3)	38,744	17.05	2,272

Non-Affiliated Class A:
DWS VIT Equity 500 Index	27,316	1	27,317	9.67	2,826

See accompanying notes

2

Western-Southern Life Assurance Company Separate Account 2

Statements of Operations

Year Ended December 31, 2010

	Investment Income	Expenses		Realized and unrealized gain (loss) on investments
Division	Reinvested dividends	Mortality and expense risk, and administrative charges	Net investment income (loss)	Realized gain (loss) on sale of investments	Realized gain distributions	Change in net unrealized appreciation (depreciation) during the period	Net realized and unrealized gain (loss) on investments	Net increase (decrease) in net assets resulting from operations
Affiliated:
Touchstone Core Bond	$504	$103	$401	$12	$—	$422	$434	$835
Touchstone Mid Cap Growth	366	1,248	(882)	(1,834)	—	33,398	31,564	30,682
Touchstone Large Cap Core Equity	666	283	383	(622)	—	4,077	3,455	3,838
Touchstone High Yield	2,088	191	1,897	(73)	—	789	716	2,613
Touchstone Money Market	21	146	(125)	—	—	—	—	(125)
Touchstone Third Avenue Value	4,744	577	4,167	(1,447)	—	10,385	8,938	13,105
Touchstone Moderate ETF	409	146	263	(104)	—	1,662	1,558	1,821
Non-Affiliated:
Alger Large Cap Growth	203	210	(7)	472	—	2,626	3,098	3,091
Alger Small Cap Growth	—	39	(39)	54	—	1,105	1,159	1,120
Invesco VI Capital Appreciation	79	84	(5)	(278)	—	1,739	1,461	1,456
Invesco VI Government Securities	6	1	5	—	—	—	—	5
PIMCO Long-term U.S. Government Bond	2,093	291	1,802	244	—	1,830	2,074	3,876
Non-Affiliated Initial Class:
MFS Growth	15	97	(82)	519	—	1,283	1,802	1,720
MFS Investors Trust	110	71	39	66	—	668	734	773
Non-Affiliated Class 1B:
Putnam International Equity	1,195	276	919	(691)	—	3,148	2,457	3,376
Non-Affiliated Class A:
DWS VIT Equity 500 Index	463	165	298	(17)	—	1,968	1,951	2,249

See accompanying notes

3

Western-Southern Life Assurance Company Separate Account 2

Statements of Changes in Net Assets

Year Ended December 31, 2010

	Increase (decrease) in net assets from operations				Increase (decrease) in net assets from contract related transactions
Division	Net investment income (loss)	Realized gains (losses)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract Maintenance Charges	Net increase (decrease) in net assets from contract related transactions	Net increase (decrease) in net assets	Net Assets, beginning of period	Net Assets, end of period
Affiliated:
Touchstone Core Bond	$401	$12	$422	$835	$—	$—	$12	$(23)	$(11)	$824	$12,434	$13,258
Touchstone Mid Cap Growth	(882)	(1,834)	33,398	30,682	—	(2,984)	(1,114)	(183)	(4,281)	26,401	152,299	178,700
Touchstone Large Cap Core Equity	383	(622)	4,077	3,838	—	(2,113)	361	(67)	(1,819)	2,019	36,210	38,229
Touchstone High Yield Bond	1,897	(73)	789	2,613	—	(3,006)	(396)	(34)	(3,436)	(823)	24,922	24,099
Touchstone Money Market	(125)	—	—	(125)	—	(75,083)	(13,413)	(30)	(88,526)	(88,651)	96,898	8,247
Touchstone Third Avenue Value	4,167	(1,447)	10,385	13,105	—	(4,214)	(19)	(55)	(4,288)	8,817	72,654	81,471
Touchstone Moderate ETF	263	(104)	1,662	1,821	1,250	(1,239)	359	(48)	322	2,143	17,207	19,350
Non-Affiliated:
Alger Large Cap Growth	(7)	472	2,626	3,091	1,250	(2,921)	(171)	(39)	(1,881)	1,210	26,203	27,413
Alger Small Cap Growth	(39)	54	1,105	1,120	—	(146)	(472)	(5)	(623)	497	4,913	5,410
Invesco VI Capital Appreciation	(5)	(278)	1,739	1,456	—	(702)	(31)	(56)	(789)	667	10,754	11,421
Invesco VI Government Securities	5	—	—	5	—	—	7	(1)	6	11	126	137
PIMCO Long-term U.S. Government Bond	1,802	244	1,830	3,876	1,250	(4,113)	397	(48)	(2,514)	1,362	34,170	35,532
Non-Affiliated Initial Class:
MFS Growth	(82)	519	1,283	1,720	1,250	(1,348)	(370)	(29)	(497)	1,223	11,604	12,827
MFS Investors Trust	39	66	668	773	—	(1,827)	153	(13)	(1,687)	(914)	9,873	8,959
Non-Affiliated Class 1B:
Putnam International Equity	919	(691)	3,148	3,376	—	—	1,306	(46)	1,260	4,636	34,108	38,744
Non-Affiliated Class A:
DWS VIT Equity 500 Index	298	(17)	1,968	2,249	—	—	13,393	(19)	13,374	15,623	11,694	27,317

See accompanying notes

4

Western-Southern Life Assurance Company Separate Account 2

Statements of Changes in Net Assets

Year Ended December 31, 2009

	Increase (decrease) in net assets from operations				Increase (decrease) in net assets from contract related transactions
Division	Net investment income (loss)	Realized gains (losses)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract Maintenance Charges	Net increase (decrease) in net assets from contract related transactions	Net increase (decrease) in net assets	Net Assets, beginning of period	Net Assets, end of period
Affiliated:
Touchstone Core Bond	$512	$(1,213)	$2,178	$1,477	$—	$—	$(15,690)	$(23)	$(15,713)	$(14,236)	$26,670	$12,434
Touchstone Mid Cap Growth	(893)	(2,156)	44,789	41,740	—	(1,406)	(73)	(181)	(1,660)	40,080	112,219	152,299
Touchstone Large Cap Core Equity	187	(3,173)	9,792	6,806	—	(1,044)	(3,222)	(67)	(4,333)	2,473	33,737	36,210
Touchstone High Yield Bond	1,263	(4,379)	11,170	8,054	—	(1,508)	(8,242)	(33)	(9,783)	(1,729)	26,651	24,922
Touchstone Money Market	(53)	—	—	(53)	—	—	44,000	(78)	43,922	43,869	53,029	96,898
Touchstone Third Avenue Value	826	3,976	12,631	17,433	—	(3,050)	907	(70)	(2,213)	15,220	57,434	72,654
Touchstone Moderate ETF	396	(10,891)	12,079	1,584	1,250	(16,776)	(16,619)	(48)	(32,193)	(30,609)	47,816	17,207
Non-Affiliated:
Alger Large Cap Growth	(29)	28	8,449	8,448	1,250	(1,418)	(1,646)	(39)	(1,853)	6,595	19,608	26,203
Alger Small Cap Growth	(44)	(322)	2,269	1,903	—	(1,665)	(415)	(23)	(2,103)	(200)	5,113	4,913
Invesco VI Capital Appreciation	(10)	(275)	1,993	1,708	—	(326)	610	(29)	255	1,963	8,791	10,754
Invesco VI Government Securities	3	17	(171)	(151)	—	—	23	(1)	22	(129)	255	126
PIMCO Long-term U.S. Government Bond	2,253	1,282	(5,472)	(1,937)	1,250	—	1,568	(48)	2,770	833	33,337	34,170
Non-Affiliated Initial Class:
MFS Growth	(47)	131	3,010	3,094	1,250	(1,571)	(750)	(29)	(1,100)	1,994	9,610	11,604
MFS Investors Trust	74	(84)	2,014	2,004	—	(907)	194	(14)	(727)	1,277	8,596	9,873
Non-Affiliated Class 1B:
Putnam International Equity	(235)	(1,180)	8,286	6,871	—	—	(1,177)	(45)	(1,222)	5,649	28,459	34,108
Non-Affiliated Class A:
DWS VIT Equity 500 Index	193	(31)	2,185	2,347	—	—	360	(8)	352	2,699	8,995	11,694

See accompanying notes

5

Western-Southern Life Assurance Company Separate Account 2

Notes to Financial Statements

December 31, 2010

1.  Organization

Western-Southern Life Assurance Company Separate Account 2 (the “Separate Account”) is a unit investment trust registered under the Investment Company Act of 1940 (the “1940 Act”), established by the Western-Southern Life Assurance Company (the “Company”), a life insurance company that is a wholly-owned subsidiary of The Western and Southern Life Insurance Company. The Separate Account is a funding vehicle for individual variable annuity contracts and commenced operations on February 23, 1995.

The contract holder’s account value in a Separate Account division will vary depending on the performance of the corresponding portfolio, also referred to as underlying fund. The Separate Account currently has 17 investment divisions available. The investment objective of each division and its corresponding portfolio are the same. Refer to each portfolio’s prospectus for a description of investment objectives.

Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company’s other assets and liabilities. The portion of the Separate Account’s assets applicable to contract holders’ accounts is not chargeable with liabilities arising out of any other business the Company may conduct. The variable annuity contracts are designed for individual investors and group plans that desire to accumulate capital on a tax-deferred basis for retirement or other long-term objectives. The variable annuity contracts are distributed across the United States through a network of broker-dealers and wholesalers.

2.  Significant Accounting Policies

The Separate Account’s portfolios (divisions also known as sub-accounts) are invested in corresponding shares of certain underlying funds (“Funds”) of the following mutual fund families: the Touchstone Variable Series Trust (“Touchstone Funds”), Alger Funds (“Alger Funds”), PIMCO Variable Investment Trust (“PIMCO Funds”), Massachusetts Financial Services Variable Insurance Trust (“MFS Funds”), Invesco VK Funds. (“Invesco Funds”), Putnam Variable Trust (“Putnam VT Funds”), and DWS Investment VIT Funds (“DWS Funds”). The Touchstone Funds are managed by Touchstone Advisors, Inc. The Alger Funds are managed by Alger, Inc. The PIMCO Funds are managed by the Pacific Investment Management Company. The MFS Funds are managed by Massachusetts Financial Services Company. The Invesco VK Funds are managed by Invesco Investments, Inc. The investment advisor of the Putnam VIT Funds is Putnam Investment Management, LLC. The investment adviser of the DWS Funds is Deutsche Assets Management, Inc.

6

Western-Southern Life Assurance Company Separate Account 2

Notes to Financial Statements (continued)

2.  Significant Accounting Policies (continued)

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles for separate accounts formed as unit investment trusts.

Investments

Each sub-account is an open-ended diversified management investment company. Investments are made in the mutual funds, which value their investment securities at fair value as determined by the closing net asset value per share on December 31, 2010. Each sub-account’s value fluctuates on a day to day basis depending on the investment performance of the mutual fund in which it is invested.

Sub-account transactions are recorded on the trade date and income from dividends is recorded on the ex-dividend date. Realized gains and losses on investments are computed on the basis of specific identification.

A contract owner may also allocate funds to the Fixed Account, which is part of the general account of the Company. Due to exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933 (the “1933 Act”) and the Company’s general account has not been registered as an investment company under the 1940 Act.

Upon annuitization, the contract assets are transferred to the general account of the Company. Accordingly, contract reserves are recorded by the Company. See the related prospectus for a more detailed understanding of the variable annuity contracts.

The Separate Account’s investments are held at fair value. Fair value is the price that the Separate Account would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is established using a three-level hierarchy based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity’s own assessment regarding the assumptions market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The Separate Account’s investments are assigned a level based upon the

7

Western-Southern Life Assurance Company Separate Account 2

Notes to Financial Statements (continued)

observability of the inputs that are significant to the overall valuation. The three-tier hierarchy of inputs is summarized below.

2.  Significant Accounting Policies (continued)

Level 1 - inputs to the valuation methodology are quoted prices in active markets.

Level 2 - inputs to the valuation methodology are observable, directly or indirectly.

Level 3 - inputs to the valuation methodology are unobservable and reflect assumptions on the part of the reporting entity.

The Separate Account’s investments are valued as Level 1.

Unit Value

Unit values for the Separate Account divisions are computed at the end of each business day. The unit value is equal to the unit value for the preceding business day multiplied by a net investment factor. This net investment factor is determined based on the value of the underlying mutual fund portfolios of the Separate Account, reinvested dividends and capital gains, and the daily asset charge for the mortality and expense risk and administrative charges, as applicable.

Taxes

Operations of the Separate Account are included in the income tax return of the Company, which is taxed as a life insurance company under the Internal Revenue Code (“IRC”). The Separate Account is not taxed as a regulated investment company under Subchapter M of the IRC. Under the provisions of the policies, the Company has the right to charge the Separate Account for federal income tax attributable to the Separate Account. No charge is currently being made against the Separate account for such tax since, under current tax law, the Company pays no tax on investment income and capital gains reflected in variable life insurance policy reserves. However, the Company retains the right to charge for any federal income tax incurred, which is attributable to the Separate Account if the law is changed. Charges for state and local taxes, if any, attributable to the Separate Account may also be made.

Use of Estimates

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

8

Western-Southern Life Assurance Company Separate Account 2

Notes to Financial Statements (continued)

2.  Significant Accounting Policies (continued)

Subsequent Events

The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the Balance Sheet date. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such an estimate cannot be made. Management has evaluated subsequent events though the issuance of these financial statements and determined that no additional disclosures are required.

9

Western-Southern Life Assurance Company Separate Account 2

Notes to Financial Statements (continued)

3.  Purchases and Sales of Investments

The aggregate cost of portfolio shares purchased and proceeds from portfolio shares sold during the periods ended December 31, 2010 (refer to the Statement of Changes in Net Assets for the applicable periods ended December 31, 2010 and the cost of shares held at December 31, 2010, for each division, were as follows:

	Purchases	Sales	Cost

Touchstone Variable Series Trust:
Core Bond Fund	$44	$54	$12,743
Mid Cap Growth Fund	632	4,912	196,782
Large Cap Core Equity Fund	751	2,569	41,685
High Yield Bond Fund	974	4,410	24,842
Money Market Fund	—	88,526	8,247
Third Avenue Value Fund	6	4,293	90,956
Moderate ETF	1,591	1,268	18,595
The Alger Fund:
Large Cap Growth Portfolio	1,777	3,658	21,805
Small Cap Growth Portfolio	202	825	4,544
Invesco Investments, Inc.:
Capital Appreciation Fund	267	1,028	12,451
Government Securities Fund	14	8	290
PIMCO Variable Insurance Trust:
Long-Term U.S. Government Bond Portfolio	2,569	5,083	35,623
MFS Variable Insurance Trust:
Growth Series - Initial Class	1,785	2,282	9,391
Investors Trust Series - Initial Class	225	1,914	7,709
Putnam Variable Trust - Class IB:
International Equity Fund - Class IB	2,905	1,646	45,844
DWS Asset Management VIT Fund:
Equity 500 Index Fund	13,731	357	25,994

4.  Expenses and Related Party Transactions

Certain deductions for administrative and risk charges are deducted pro rata from the accumulation unit values of each sub-account, in order to compensate the Company for certain administrative expenses and for the assumption of mortality and expense risks.  These charges are made daily at an annual effective rate of .80% of the contract value.

The Company also deducts an annual contract maintenance charge of $35 from the contract value on each contract anniversary and upon any full surrender.

10

Western-Southern Life Assurance Company Separate Account 2

Notes to Financial Statements (continued)

5.  Changes in Units Outstanding

The following table shows a summary of changes in units outstanding for variable annuity contracts for the periods ended December 31, 2010 and 2009:

	2010				2009
Division	Units Purchased	Units Redeemed	Transfers between Sub accounts	Net Increase (Decrease)	Units Purchased	Units Redeemed	Transfers between Sub accounts	Net Increase (Decrease)

Touchstone Core Bond Fund	—	(1)	—	(1)	—	(1)	(890)	(891)
Touchstone Mid Cap Growth Fund	—	(65)	(20)	(85)	—	(39)	(11)	(50)
Touchstone Large Cap Core Equity Fund	—	(236)	39	(197)	—	(135)	(427)	(562)
Touchstone High Yield Fund	—	(185)	(26)	(211)	—	(124)	(746)	(870)
Touchstone Money Market Fund	—	(6,414)	(1,147)	(7,561)	—	(7)	3,747	3,740
Touchstone Third Avenue Value Fund	—	(294)	(1)	(295)	—	(128)	(22)	(150)
Touchstone Moderate ETF	134	(135)	35	34	163	(2,184)	(2,068)	(4,089)

Alger Large Cap Growth Portfolio	141	(332)	(13)	(204)	196	(240)	(234)	(278)
Alger Small Cap Growth Portfolio	—	(15)	(40)	(55)	—	(13)	(230)	(243)

Invesco VI Capital Appreciation	20	(100)	(20)	(100)	—	(53)	75	22
Invesco VI Government Securities	—	—	(1)	(1)	—	—	(8)	(8)

PIMCO Long-Term Government Bond Portfolio	62	(189)	21	(106)	62	(2)	70	130

MFS VIT Growth Series - Initial Class	132	(143)	(29)	(40)	176	(233)	(99)	(156)
MFS VIT Investors Trust Series - Initial Class	—	(195)	17	(178)	—	(110)	13	(97)

Putnam VT International Equity Fund - Class IB	6	(3)	86	89	—	(3)	(66)	(69)

DWS VIT Equity 500 Index Fund	—	(2)	1,451	1,449	—	(1)	51	50

11

Western-Southern Life Assurance Company Separate Account 2

Notes to Financial Statements (continued)

6. Financial Highlights

A summary of net assets, unit values and units outstanding for variable annuity contracts, investment income and expense ratios, excluding expenses of the underlying funds, are presented for the periods ended December 31, 2010, 2009, 2008, 2007, and 2006.

Investment income ratio amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk and administrative charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

Expense ratio amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense risk and administrative charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

Total return amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, which includes expenses assessed through the reduction of unit values. The ratio does not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

	At December 31, 2010				For the period ended December 31, 2010
	Beginning	Units	Ending	Net Assets	Investment
Division	Unit Value	(000s)	Unit Value	(000s)	Income Ratio (1)	Expense Ratio (1)	Total Return (2)
Touchstone Variable Series Trust
Core Bond Fund	$20.16	1	$21.51	$13	2.58%	0.80%	6.70%
Mid Cap Growth Fund	49.16	3	59.32	179	0.28%	0.80%	20.67%
Large Cap Core Equity Fund	9.45	4	10.52	38	1.90%	0.80%	11.32%
High Yield Fund	15.92	1	17.79	24	8.10%	0.80%	11.75%
Money Market Fund	11.72	1	11.65	8	0.03%	0.80%	(0.60)%
Third Avenue Value Fund	14.68	5	17.50	81	7.29%	0.80%	19.21%
Touchstone Moderate ETF	9.42	2	10.39	19	1.26%	0.80%	10.30%
The Alger Fund
Large Cap Growth Portfolio	9.00	3	10.13	27	2.08%	0.80%	12.56%
Small Cap Growth Portfolio	10.15	*-	12.62	5	0.00%	0.80%	24.33%
Invesco Investments, Inc.
Capital Appreciation Fund	7.55	1	8.65	11	0.34%	0.80%	14.57%
Government Securities Fund	15.39	*-	16.10	*-	0.12%	0.80%	4.61%
PIMCO Variable Insurance Trust
Long-Term U.S. Government Bond Portfolio	19.65	2	21.76	36	6.20%	0.80%	10.74%
MFS Variable Insurance Trust
Growth Series - Initial Class	9.74	1	11.15	13	0.14%	0.80%	14.48%
Investors Trust Series - Initial Class	9.78	1	10.78	9	1.19%	0.80%	10.22%
Putnam Variable Trust - Class IB
International Equity Fund	15.62	2	17.05	39	3.82%	0.80%	9.15%
DWS Asset Management VIT Fund
Equity 500 Index Fund	8.49	3	9.67	27	4.48%	0.80%	13.90%

(1) Results for periods of less than one year have been annualized.

(2) Results for periods of less than one year have not annualized

*- Less than 500

12

Western-Southern Life Assurance Company Separate Account 2

Notes to Financial Statements (continued)

6.  Financial Highlights (continued)

	At December 31, 2009				For the period ended December 31, 2009
	Beginning	Units	Ending	Net Assets	Investment
Division	Unit Value	(000s)	Unit Value	(000s)	Income Ratio (1)	Expense Ratio (1)	Total Return (2)
Touchstone Variable Series Trust
Core Bond Fund	$17.69	1	$20.16	$12	3.11%	0.80%	13.96%
Mid Cap Growth Fund	35.65	3	49.16	152	0.10%	0.80%	37.90%
Large Cap Core Equity Fund	7.68	4	9.45	36	1.25%	0.80%	23.05%
High Yield Fund	10.94	2	15.92	25	5.59%	0.80%	45.52%
Money Market Fund	11.71	8	11.72	97	0.95%	0.80%	0.09%
Third Avenue Value Fund	11.26	5	14.68	73	2.04%	0.80%	30.37%
Touchstone Moderate ETF	8.08	2	9.42	17	1.62%	0.80%	16.58%
The Alger Fund
Large Cap Growth Portfolio	6.15	3	9.00	26	0.65%	0.80%	46.34%
Small Cap Growth Portfolio	7.03	*-	10.15	5	0.00%	0.80%	44.38%
Invesco Investments, Inc.
Capital Appreciation Fund	6.29	1	7.55	11	0.63%	0.80%	20.03%
Government Securities Fund	15.52	*-	15.39	*-	3.15%	0.80%	(0.84)%
PIMCO Variable Insurance Trust
Long-Term U.S. Government Bond Portfolio	20.72	2	19.65	34	7.46%	0.80%	(5.16)%
MFS Variable Insurance Trust
Growth Series - Initial Class	7.13	1	9.74	12	0.30%	0.80%	36.61%
Investors Trust Series - Initial Class	7.77	1	9.78	10	1.55%	0.80%	25.87%
Putnam Variable Trust - Class IB
International Equity Fund	12.64	2	15.62	34	0.00%	0.80%	23.58%
DWS Asset Management VIT Fund
Equity 500 Index Fund	6.78	1	8.49	12	2.63%	0.80%	25.22%

(1) Results for periods of less than one year have been annualized.

(2) Results for periods of less than one year have not annualized

* - Less than 500

13

Western-Southern Life Assurance Company Separate Account 2

Notes to Financial Statements (continued)

6.  Financial Highlights (continued)

	At December 31, 2008				For the period ended December 31, 2008
	Beginning	Units	Ending	Net Assets	Investment
Division	Unit Value	(000s)	Unit Value	(000s)	Income Ratio (1)	Expense Ratio (1)	Total Return (2)
Touchstone Variable Series Trust
Core Bond Fund	$18.43	2	$17.69	$27	4.91%	0.80%	(4.03)%
Mid Cap Growth Fund	59.60	3	35.65	112	4.35%	0.80%	(40.18)%
Large Cap Core Equity Fund	11.94	4	7.68	34	3.53%	0.80%	(35.71)%
High Yield Fund	14.55	2	10.94	27	6.61%	0.80%	(24.79)%
Money Market Fund	11.46	5	11.71	53	2.95%	0.80%	2.17%
Third Avenue Value Fund	18.46	5	11.26	57	2.10%	0.80%	(38.99)%
Touchstone Moderate ETF	10.00	6	8.08	48	4.18%	0.80%	(19.17)%
The Alger Fund
Large Cap Growth Portfolio	11.51	3	6.15	20	0.23%	0.80%	(46.58)%
Small Cap Growth Portfolio	13.27	1	7.03	5	0.00%	0.80%	(47.03)%
Invesco Investments, Inc.
Capital Appreciation Fund	11.02	1	6.29	9	0.00%	0.80%	(42.95)%
Government Securities Fund	13.93	*-	15.52	*-	3.26%	0.80%	11.42%
PIMCO Variable Insurance Trust
Long-Term U.S. Government Bond Portfolio	17.80	2	20.72	33	4.22%	0.80%	(16.36)%
MFS Variable Insurance Trust
Growth Series - Initial Class	11.49	1	7.13	10	0.23%	0.80%	(37.91)%
Investors Trust Series - Initial Class	11.70	1	7.77	9	1.17%	0.80%	(33.61)%
Putnam Variable Trust - Class IB
International Equity Fund	22.72	2	12.64	28	7.54%	0.80%	(44.40)%
DWS Asset Management VIT Fund
Equity 500 Index Fund	10.87	1	6.78	9	2.51%	0.80%	(37.65)%

(1) Results for periods of less than one year have been annualized.

(2) Results for periods of less than one year have not annualized

* - Less than 500

14

Western-Southern Life Assurance Company Separate Account 2

Notes to Financial Statements (continued)

6.  Financial Highlights (continued)

	At December 31, 2007				For the period ended December 31, 2007
	Beginning	Units	Ending	Net Assets	Investment
Division	Unit Value	(000s)	Unit Value	(000s)	Income Ratio (1)	Expense Ratio (1)	Total Return (2)
Touchstone Variable Series Trust
Core Bond Fund	$17.62	2	$18.43	$28	4.44%	0.80%	4.60%
Mid Cap Growth Fund	52.50	3	59.60	189	0.00%	0.80%	13.52%
Large Cap Core Equity Fund	11.43	1	11.94	7	1.48%	0.80%	4.46%
High Yield Fund	14.41	3	14.55	39	6.04%	0.80%	0.97%
Money Market Fund	10.98	5	11.46	52	4.62%	0.80%	4.37%
Third Avenue Value Fund	18.94	5	18.46	95	0.77%	0.80%	(2.53)%
The Alger Fund
Large Cap Growth Portfolio	9.67	3	11.51	33	0.38%	0.80%	19.03%
Small Cap Growth Portfolio	11.41	1	13.27	8	0.00%	0.80%	16.30%
Invesco Investments, Inc.
Capital Appreciation Fund	9.92	1	11.02	15	0.00%	0.80%	11.09%
Government Securities Fund	13.20	*-	13.93	*-	3.96%	0.80%	5.53%
PIMCO Variable Insurance Trust
Long-Term U.S. Government Bond Portfolio	16.35	2	17.80	31	5.45%	0.80%	8.87%
MFS Variable Insurance Trust
Growth Series - Initial Class	9.56	1	11.49	14	0.00%	0.80%	20.19%
Investors Trust Series - Initial Class	10.69	1	11.70	14	0.85%	0.80%	9.45%
Putnam Variable Trust - Class IB
International Equity Fund	21.14	2	22.72	46	3.08%	0.80%	7.47%
DWS Asset Management VIT Fund
Equity 500 Index Fund	10.41	1	10.87	14	1.54%	0.80%	4.42%

(1) Results for periods of less than one year have been annualized.

(2) Results for periods of less than one year have not annualized

*- Less than 500

15

Western-Southern Life Assurance Company Separate Account 2

Notes to Financial Statements (continued)

6.  Financial Highlights (continued)

	At December 31, 2006				For the period ended December 31, 2006
Division	Beginning Unit Value	Units (000s)	Ending Unit Value	Net Assets (000s)	Investment Income Ratio (1)	Expense Ratio (1)	Total Return (2)
Touchstone Variable Series Trust
Core Bond Fund	$17.07	2	$17.62	$27	3.38%	0.80%	3.23%
Mid Cap Growth Fund	45.55	4	52.50	188	0.00%	0.80%	15.26%
Large Cap Core Equity Fund	9.10	1	11.43	13	2.39%	0.80%	25.57%
High Yield Fund	13.46	5	14.41	73	7.20%	0.80%	7.04%
Money Market Fund	10.55	3	10.98	37	4.83%	0.80%	4.08%
Third Avenue Value Fund	16.48	5	18.94	90	1.07%	0.80%	14.96%
The Alger Fund
Large Cap Growth Portfolio	9.27	3	9.67	33	0.14%	0.80%	4.32%
Small Cap Growth Portfolio	9.58	1	11.41	14	0.00%	0.80%	19.07%
Invesco Investments, Inc.
Capital Appreciation Fund	10.00	1	9.92	14	0.12%	0.80%	(0.80)%
Government Securities Fund	12.85	* -	13.20	* -	1.28%	0.80%	2.73%
PIMCO Variable Insurance Trust
Long-Term U.S. Government Bond Portfolio	16.29	3	16.35	49	5.76%	0.80%	0.35%
MFS Variable Insurance Trust
Growth Series - Initial Class	8.93	1	9.56	12	0.00%	0.80%	7.04%
Investors Trust Series - Initial Class	9.54	1	10.69	14	0.55%	0.80%	12.10%
Putnam Variable Trust - Class IB
International Equity Fund	16.68	2	21.14	51	0.62%	0.80%	26.71%
DWS Asset Management VIT Fund
Equity 500 Index Fund	9.08	2	10.41	18	1.23%	0.80%	14.61%

(1) Results for periods of less than one year have been annualized.

(2) Results for periods of less than one year have not annualized

* - Less than 500

16

STATUTORY-BASIS FINANCIAL STATEMENTS AND SCHEDULES

Western-Southern Life Assurance Company

Years Ended December 31, 2010, 2009 and 2008

With Report of Independent Registered Public
Accounting Firm

Western-Southern Life Assurance Company

Statutory-Basis Financial Statements and Schedules

Years Ended December 31, 2010, 2009 and 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors

Western-Southern Life Assurance Company

We have audited the accompanying statutory-basis balance sheets of Western-Southern Life Assurance Company (the Company) as of December 31, 2010 and 2009, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2010. Our audits also included the statutory-basis financial statement schedules listed in the contents page. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles and the effects on the accompanying financial statements are also described in Note 1.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Western-Southern Life Assurance Company at December 31, 2010 and 2009, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2010.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western-Southern Life Assurance Company at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As described in Note 1 to the financial statements, in connection with implementing new statutory accounting practices in 2010, the Company changed its method of reporting securities lending transactions. In 2009, the Company changed its methods of accounting for other-than-temporary impairments of investments in loan-backed and structured securities and for the statutory reserve valuation for variable annuity reserves related to product guarantees. Further, in 2008, the Company changed the valuation bases of its statutory reserves for certain insurance products.

Cincinnati, Ohio	/s/ Ernst & Young LLP
April 25, 2011

Western-Southern Life Assurance Company

Balance Sheets (Statutory-Basis)

	December 31
	2010	2009
	(in thousands)
Admitted Assets
Cash and invested assets:
Debt securities	$10,004,546	$9,386,756
Preferred and common stocks	147,685	123,786
Investment in common stock of subsidiaries	8,929	6,633
Mortgage loans	724,580	671,744
Policy loans	45,371	46,792
Real estate, held for the production of income	26,134	26,300
Cash, cash equivalents and short-term investments	393,869	272,888
Receivable for securities	4,619	4,581
Securities lending reinvested collateral assets	28,377	—
Other invested assets	100,138	92,742
Total cash and invested assets	11,484,248	10,632,222

Investment income due and accrued	109,296	104,667
Premiums deferred and uncollected	21,204	19,034
Net deferred income tax asset	34,546	52,939
Other admitted assets	19,858	8,551
Separate account assets	56,188	67,286
Total admitted assets	$11,725,340	$10,884,699

Liabilities and Capital and Surplus
Liabilities:
Policy and contract liabilities:
Life and annuity reserves	$8,725,764	$8,294,121
Liability for deposit-type contracts	1,272,868	1,197,738
Policy and contract claims	9,893	10,532
Premiums received in advance	399	555
Total policy and contract liabilities	10,008,924	9,502,946

General expense due and accrued	5,617	5,314
Current federal income taxes payable to parent	13,374	22,927
Transfer to (from) separate accounts due and accrued, net	(3,727)	(2,770)
Asset valuation reserve	69,891	14,032
Interest maintenance reserve	4,603	—
Other liabilities	46,989	25,429
Dividends to stockholders declared and unpaid	25,000	—
Payable for securities lending	466,148	244,495
Separate account liabilities	56,188	67,286
Total liabilities	10,693,007	9,879,659

Capital and surplus:
Common stock, $1 par value, authorized 10,000 shares, issued and outstanding 2,500 shares	2,500	2,500
Paid-in surplus	761,308	761,308
Accumulated surplus	268,525	241,232
Total capital and surplus	1,032,333	1,005,040
Total liabilities and capital and surplus	$11,725,340	$10,884,699

See accompanying notes.

Western-Southern Life Assurance Company

Statements of Operations (Statutory-Basis)

	Year Ended December 31
	2010	2009	2008
	(in thousands)
Premiums and other revenues:
Premiums and annuity considerations	$1,024,683	$1,196,681	$1,306,837
Commissions and expense allowances on reinsurance ceded	—	—	20,389
Net investment income	602,096	584,333	551,015
Considerations for supplementary contracts with life contingencies	2,831	2,075	2,620
Amortization of the interest maintenance reserve	396	(2,036)	(1,387)
Reserve adjustments on reinsurance ceded	—	—	(831,834)
Fees from management of separate accounts	2,374	863	1,208
Change in reserve from elimination of MODCO reinsurance agreement	—	—	776,000
Total premiums and other revenues	1,632,380	1,781,916	1,824,848

Benefits paid or provided:
Death benefits	83,336	78,399	26,658
Annuity benefits	198,285	212,072	208,974
Disability and accident and health benefits	2,840	2,825	364
Surrender benefits	580,771	560,611	550,147
Payments on supplementary contracts with life contingencies	309	350	336
Other benefits	61,690	61,502	58,858
Increase (decrease) in policy reserves and other policyholders’ funds	431,643	623,562	766,359
Total benefits paid or provided	1,358,874	1,539,321	1,611,696

Insurance expenses and other deductions:
Commissions	66,273	76,787	74,260
General expenses	72,888	70,212	63,510
Net transfers to (from) separate accounts	(17,479)	(14,862)	(13,829)
Recapture fee from elimination of MODCO reinsurance agreement	—	—	74,122
Other deductions	11,024	6,334	7,251
Total insurance expenses and other deductions	132,706	138,471	205,314

Gain (loss) from operations before federal income tax expense and net realized capital gains (losses)	140,800	104,124	7,838
Federal income tax expense (benefit), excluding tax on capital gains	37,888	11,517	152
Gain (loss) from operations before net realized capital gains (losses)	102,912	92,607	7,686
Net realized capital gains (losses) (excluding gains (losses) transferred to IMR and capital gains tax)	(22,312)	(149,996)	(116,808)
Net income (loss)	$80,600	$(57,389)	$(109,122)

See accompanying notes.

Western-Southern Life Assurance Company

Statements of Changes in Capital and Surplus (Statutory-Basis)

Years Ended December 31, 2010, 2009 and 2008

	Common Stock	Paid-In Surplus	Accumulated Surplus	Total Capital and Surplus
	(in thousands)

Balance, January 1, 2008	$2,500	$379,941	$311,210	$693,651

Net income (loss)	—	—	(109,122)	(109,122)
Change in net deferred income tax	—	—	(19,834)	(19,834)
Net change in unrealized gains (losses) on investments (net of deferred tax expense (benefit) of ($22,717))	—	—	(32,066)	(32,066)
Net change in nonadmitted assets and related items	—	—	(2,732)	(2,732)
Change in asset valuation reserve	—	—	53,429	53,429
Changes in reserves on account of changes in valuation bases	—	—	15,472	15,472
Capital contribution	—	269,883	—	269,883
Balance, December 31, 2008	2,500	649,824	216,357	868,681

Net income (loss)	—	—	(57,389)	(57,389)
Change in net deferred income tax	—	—	32,867	32,867
Net change in unrealized gains (losses) on investments (net of deferred tax expense (benefit) of $17,465)	—	—	35,272	35,272
Net change in nonadmitted assets and related items	—	—	(4,998)	(4,998)
Change in asset valuation reserve	—	—	(11,255)	(11,255)
Cumulative effect of change in accounting principle	—	—	31,182	31,182
Changes in reserves on account of changes in valuation bases	—	—	(804)	(804)
Capital contributions	—	111,484	—	111,484
Balance, December 31, 2009	2,500	761,308	241,232	1,005,040

Net income (loss)	—	—	80,600	80,600
Change in net deferred income tax	—	—	(6,262)	(6,262)
Net change in unrealized gains (losses) on investments (net of deferred tax expense (benefit) of $12,131)	—	—	20,381	20,381
Net change in nonadmitted assets and related items	—	—	(1,650)	(1,650)
Change in asset valuation reserve	—	—	(55,859)	(55,859)
Change in surplus from deferred tax asset (SSAP 10R)	—	—	15,083	15,083
Dividends to stockholder	—	—	(25,000)	(25,000)
Balance, December 31, 2010	$2,500	$761,308	$268,525	$1,032,333

See accompanying notes.

Western-Southern Life Assurance Company

Statements of Cash Flow (Statutory-Basis)

	Year Ended December 31
	2010	2009	2008
	(in thousands)
Cash from Operations:
Premiums collected net of reinsurance	$1,029,512	$1,199,459	$1,329,643
Net investment income received	607,910	576,700	545,621
Benefits paid	(932,222)	(919,928)	(838,956)
Net transfers from (to) separate accounts	18,172	14,747	15,271
Commissions and expense paid	(157,343)	(161,715)	(229,866)
Federal income taxes recovered (paid)	(55,145)	58,493	(21,712)
Other, net	986	77	(55,752)
Net cash from (for) operations	511,870	767,833	744,249

Cash from Investments:
Proceeds from investments sold, matured or repaid:
Debt securities	1,766,027	1,518,011	1,620,661
Preferred and common stocks	19,254	114,083	151,289
Mortgage loans	51,683	26,417	9,300
Other invested assets	2,575	2,078	495
Net gains (losses) on cash, cash equivalents and short-term investments	44	287	(3,605)
Miscellaneous proceeds	14,238	5,032	—
Net proceeds from investments sold, matured or repaid	1,853,821	1,665,908	1,778,140

Cost of investments acquired:
Debt securities	(2,378,790)	(2,223,665)	(2,377,901)
Preferred and common stocks	(23,344)	(14,418)	(102,751)
Mortgage loans	(103,006)	(134,885)	(162,678)
Real estate	(792)	(88)	—
Other invested assets	(33,250)	(5,878)	(8,500)
Miscellaneous applications	(140)	(7)	(12,878)
Total cost of investments acquired	(2,539,322)	(2,378,941)	(2,664,708)

Net change in policy and other loans	1,421	443	784
Net cash from (for) investments	(684,080)	(712,590)	(885,784)

Cash from Financing and Miscellaneous Sources:
Capital contributions	—	—	74,122
Borrowed money	—	—	(20,134)
Net deposits on deposit-type contract funds and other insurance liabilities	75,129	(10,526)	(53,931)
Dividends paid to stockholder	—	—	(12,000)
Other cash provided (applied)	218,062	99,751	(11,331)
Net cash from (for) financing and miscellaneous sources	293,191	89,225	(23,274)

Net change in cash, cash equivalents and short-term investments	120,981	144,468	(164,809)
Cash, cash equivalents and short-term investments:
Beginning of year	272,888	128,420	293,229
End of year	$393,869	$272,888	$128,420

Cash flow information for non-cash transactions:
Capital contribution from parent in the form of common stock	$—	$111,484	$75,000
Real estate acquired in satisfaction of debt	—	26,300	—
Capital contribution from parent in the form of debt securities	—	—	120,761

See accompanying notes.

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

December 31, 2010

1.  Nature of Operations and Significant Accounting Policies

Western-Southern Life Assurance Company (the Company), a stock life insurance company, is a wholly-owned subsidiary of The Western and Southern Life Insurance Company (Western and Southern), a stock life insurance company. The Company is domiciled in Ohio.

The Company offers individual annuities and interest-sensitive life insurance products through Western and Southern agents and various financial institutions. The Company is licensed in 46 states and the District of Columbia. For the year ended December 31, 2010, approximately 53.8% of the gross premiums and annuity considerations for the Company were derived from Ohio, Wisconsin, Texas, Michigan, Louisiana, Pennsylvania, Illinois and Mississippi.

Use of Estimates

The preparation of statutory-basis financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance (the Department).  The National Association of Insurance Commissioners’ (NAIC) Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of Ohio.  These practices differ in some respects from U.S. generally accepted accounting principles (GAAP).  The more significant differences follow.

Investments

Investments in debt securities and mandatory redeemable preferred stocks are reported at amortized cost or fair value based on the NAIC’s rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income (loss) for those designated as available-for-sale.

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

1.  Nature of Operations and Significant Accounting Policies (continued)

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using the retrospective method. The prospective method is used to determine amortized cost for securities that experience a decline that is deemed to be other-than-temporary. Securities that are in an unrealized loss position which the Company intends to sell, or does not have the intent and ability to hold until recovery, are written down to fair value as a realized loss.  Securities that are in an unrealized loss position which the Company has the intent and ability to hold until recovery are written down to the extent the present value of expected future cash flows using the security’s effective yield is lower than the amortized cost.  For GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If it is determined that a decline in fair value is other-than-temporary, the cost basis of the security is written down to the extent the present value of expected future cash flows using the security’s effective yield is lower than the amortized cost. If high credit quality securities are adjusted, the retrospective method is used.

The Company monitors other investments to determine if there has been an other-than-temporary decline in fair value.  Factors management considers for each identified security include the following:

•                  the extent and length of time the fair value has been below the book/adjusted carry value;

•                  the reasons for the decline in value;

•                  specific credit issues related to the issuer and current economic conditions, including the current and future impact of any specific events;

•                  for structured investments (e.g., residential mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities and other structured investments), factors such as overall deal structure and our position within the structure, quality of underlying collateral, delinquencies and defaults, loss severities, recoveries, prepayments and cumulative loss projections are considered;

•                  for all equity securities and other debt securities with credit related declines in fair value, the Company’s intent and ability to hold the security long enough for it to recover its value to book/adjusted carry value;

•                  for all other debt securities with interest related declines in fair value, the Company’s intent to sell the security before recovery of its book/adjusted carry value.

If the decline is judged to be other-than-temporary, an impairment charge to fair value is recorded as a net realized capital loss in the period the determination is made.  Under GAAP, if the decline is judged to be other-than-temporary because the Company has the intent to sell the debt security or is more likely than not to be required to sell the debt security before its anticipated recovery, an impairment charge to fair value is recorded as a net realized capital loss.  If the decline is judged to be other-than-temporary because the Company does not expect to recover the entire amortized cost basis of the security due to expected credit losses, an

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

1.  Nature of Operations and Significant Accounting Policies (continued)

impairment charge is recorded to net realized capital loss as the difference between amortized cost and the net present value of expected future cash flows discounted at the effective interest rate implicit in the debt security prior to impairment.

Investments in real estate are reported net of required obligations rather than on a gross basis as for GAAP.

Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally debt securities and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual security sold in 5-year bands. The net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statement of operations on a pretax basis in the period that the assets giving rise to the gains or losses are sold.

The “asset valuation reserve” (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in capital and surplus. AVR is not recognized for GAAP.

Subsidiaries

The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Policy Acquisition Costs

The costs of acquiring and renewing business are expensed when incurred.  Under GAAP, policy acquisition costs, related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investments, mortality, and expense margins.

Nonadmitted Assets

Certain assets designated as “nonadmitted” (principally investments in unaudited subsidiaries and controlled and affiliated entities), and other assets not specifically identified as admitted assets within the NAIC’s Accounting Practices and Procedures Manual, are excluded from the accompanying balance sheets and are charged directly to accumulated surplus. Under GAAP, such assets are included in the balance sheets.

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

1.  Nature of Operations and Significant Accounting Policies (continued)

Premiums and Benefits

Revenues for universal life and annuity policies with mortality or morbidity risk, except for guaranteed interest and group annuity contracts, consist of the entire premium received, and benefits incurred represent the total of death benefits paid and the change in policy reserves. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting, and credited directly to an appropriate policy reserve account, without recognizing premium income. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Benefit Reserves

Certain policy reserves are calculated using statutorily prescribed interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Reinsurance

A liability for reinsurance balances is required to be provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to those amounts are credited or charged directly to capital and surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with policy acquisition costs as required under GAAP.

Deferred Income Taxes

Deferred tax assets are recorded for the amount of gross deferred tax assets expected to be realized in future years, and a valuation allowance is established for deferred tax assets not meeting a more likely than not realization threshold.  Deferred tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross deferred tax assets expected to be realized within three years of the balance sheet date or 15% of capital and surplus excluding any net deferred tax assets (realization within one year and 10% prior to 2009), electronic data processing equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

1.  Nature of Operations and Significant Accounting Policies (continued)

tax assets that can be offset against existing gross deferred tax liabilities. The remaining deferred tax assets are nonadmitted.  Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets expected to be realized in all future years, and a valuation allowance is established for deferred tax assets not meeting a more likely than not realization threshold.

Policyholder Dividends

Policyholder dividends are recognized when declared rather than over the term of the related policies.

Statements of Cash Flow

Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding captions of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

A reconciliation of capital and surplus and net income (loss) of the Company as determined in accordance with NAIC SAP to amounts determined in accordance with GAAP as of December 31 and for the years then ended is as follows:

	2010	2009
	(in thousands)
Capital and surplus as reported in the accompanying statutory-basis financial statements	$1,032,333	$1,005,040
Deferred policy acquisition costs	316,783	449,844
Policy reserves	(82,275)	(91,215)
Asset valuation and interest maintenance reserves	74,494	14,032
Income taxes	(223,284)	(87,754)
Net unrealized on available-for-sale securities	319,184	(107,440)
Other, net	20,248	26,773
Stockholder’s equity, GAAP basis	$1,457,483	$1,209,280

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

1.  Nature of Operations and Significant Accounting Policies (continued)

	2010	2009	2008
	(in thousands)
Net income (loss) as reported in the accompanying statutory-basis financial statements	$80,600	$(57,389)	$(109,122)
Deferred policy acquisition costs	6,368	41,611	36,099
Policy reserves	6,936	19,685	39,259
Income taxes	(5,157)	(8,625)	(41,349)
Interest maintenance reserve	13,205	9,000	(8,014)
Investment write-downs	(405)	17,374	(46,340)
Recapture fee from elimination of MODCO reinsurance	—	—	74,122
Other, net	5,083	28,173	(1,972)
Net income (loss), GAAP basis	$106,630	$49,829	$(57,317)

Other significant statutory accounting practices follow.

Investments

Debt securities, preferred stocks, common stocks, and short-term investments are stated at values prescribed by the NAIC, as follows:

Debt securities not backed by other loans are principally stated at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments.  Prepayment assumptions are obtained from Bloomberg, Trepp, dealer surveys or internal estimates and are based on the current interest rate and economic environment.  The retrospective adjustment method is used to value all such securities except securities that are deemed to be other-than-temporarily impaired and securities that are principal-only or interest-only, which are valued using the prospective method.

Unaffiliated common stocks, other than Federal Home Loan Bank (FHLB) stock, are unrestricted and reported at fair value utilizing publicly quoted prices from third-party pricing services and the related unrealized capital gains and losses are reported in capital and surplus along with any adjustment for federal income taxes.  FHLB stock is carried at cost and is restricted.  At December 31, 2010 and 2009, the Company owned $41.8 million and $40.6 million, of FHLB stock, respectively.  The FHLB stock is held in conjunction with the issuance of deposit contracts to the FHLB.  See Note 9 for further description.

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

1.  Nature of Operations and Significant Accounting Policies (continued)

Redeemable preferred stocks that have characteristics of debt securities and are rated as high quality or better are reported at cost or amortized cost.  All other redeemable preferred stocks are reported at the lower of cost, amortized cost or fair value.  Nonredeemable preferred stocks are reported at fair value or lower of cost or fair value utilizing publicly quoted prices from third-party pricing services and the related unrealized capital gains and losses are reported in capital and surplus along with any adjustment for federal income taxes.

Short-term investments include investments with remaining maturities of one year or less at the date of acquisition and are principally stated at amortized cost, which approximates fair value.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost, which approximates fair value.

The Company’s non-insurance subsidiaries are reported based on underlying audited GAAP equity.  The net change in the subsidiaries’ equity is included in capital and surplus.

Joint ventures, partnerships, and limited liability companies are carried at the Company’s interest in the underlying audited GAAP equity of the investee.  Undistributed earnings allocated to the Company are reported in the change in net unrealized capital gains or losses.  Distributions from earnings of the investees are reported as net investment income when received.  Because of the indirect nature of these investments, there is an inherent reduction in transparency and liquidity and increased complexity in valuing the underlying investments.  As a result, these investments are actively managed by Company management via detailed evaluation of the investment performance relative to risk.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment.  A mortgage loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement.  When management determines foreclosure is probable, the impairment is other than temporary; the mortgage loan is written down to realized value and a realized loss is recognized.

Policy loans are reported at unpaid principal balances.

Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate that the Company has the intent to sell is reported at the lower of depreciated cost or fair value, net of related obligations.  Depreciation is computed by the straight-line method over the estimated useful life of the properties.

Property acquired in the satisfaction of debt is recorded at the lower of depreciated cost or fair market value.

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

1.  Nature of Operations and Significant Accounting Policies (continued)

The Company has entered into replication transactions.  A replication transaction is a derivative transaction entered into in conjunction with a cash instrument to reproduce the credit risk of an otherwise permissible investment. The Company replicates debt securities by combining a AAA rated security as a cash component with a credit default swap which, in effect, converts the high quality asset into a higher yielding debt security. Generally, a premium is received by the Company on a periodic basis and recognized in investment income. The credit default swap is carried at market value on the balance sheet with changes in market value reported in change in net unrealized gains or losses. In the event the representative issuer defaults on its debt obligation referenced in the credit default swap contract, a payment equal to the notional amount of the contract less recovery on the defaulted security will be made by the Company and recognized as a realized capital loss. As of December 31, 2010, the average S&P rating for the referenced securities of the credit default swaps is A.  The Company complies with the specific rules established in AVR for replication transactions.

Realized capital gains and losses are determined using the specific identification method.

Premiums

Life and accident and health premiums are recognized as revenue when due.  Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Policy Reserves

Life, annuity and accident and health disability benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the Department. The Company waives deduction of deferred fractional premiums on the death of life and annuity policy insured and does return any premium beyond the date of death. Surrender values on policies do not exceed the corresponding benefit reserves. Policies issued subject to multiple table substandard extra premiums are valued on the standard reserve basis which recognizes the non-level incidence of the excess mortality costs. Additional reserves are established when the results of cash flow testing under various interest rate scenarios indicate the need for such reserves, or the net premiums exceed the gross premiums on any insurance in-force.

Contracts issued that do not incorporate mortality or morbidity risk, such as guaranteed interest contracts, are accounted for as deposits.  Amounts received as payments and amounts withdrawn on deposit type-contracts are recorded directly to the liability for deposit-type contracts.

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

1.  Nature of Operations and Significant Accounting Policies (continued)

Policy reserves for life insurance and supplemental benefits are computed on the Commissioner’s Reserve Valuation Method.  The following mortality tables and interest rates are used:

	Percentage of Reserves
	2010	2009
Life Insurance:
1958, 1980 and 2001 Commissioners Standard Ordinary, 3% - 6%	12.5%	12.9%
Annuities:
Various, 2 1/2% - 8 1/4%	87.3	86.9
Supplemental benefits:
Various, 3 1/2% - 8 1/4%	0.2	0.2
	100.0%	100.0%

The mean reserve method is used to adjust the calculated terminal reserve to the appropriate reserve at December 31. Mean reserves are determined by computing the regular mean reserve for the plan at the rated age and holding, in addition, one-half of the extra premium charge for the year. Policies issued after July 1st for substandard lives, are charged an extra premium plus the regular premium for the true age. Mean reserves are based on appropriate multiples of standard rates of mortality. An asset is recorded for deferred premiums net of loading to adjust the reserve for modal premium payments.

For substandard table ratings, mean reserves are based on 125% to 500% of standard mortality rates.  For flat extra ratings, mean reserves are based on the standard or substandard mortality rates increased by one to twenty-five deaths per thousand.

As of December 31, 2010 and 2009, reserves of $3.5 million and $5.8 million, respectively, were recorded on inforce amounts of $203.7 million and $296.7 million, respectively for which gross premiums are less than the net premiums according to the standard of valuation required by the Department.  The Company anticipates investment income as a factor in the premium deficiency calculation.

Tabular interest, tabular less actual reserves released, and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies is calculated as one-hundredth of the product of such valuation rate of interest times the mean of the amount of funds subject to such valuation rate of interest held at the beginning and end of the year of valuation.

The establishment of appropriate reserves is an inherently uncertain process, and there can be no assurance that the ultimate liability will not exceed the Company’s policy reserves and have an adverse effect on the Company’s results of operations and financial condition.  Due to the inherent uncertainty of estimating reserves, it has been necessary, and may over time continue to be necessary, to revise estimated future liabilities as reflected in the Company’s policy reserves.

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

1.  Nature of Operations and Significant Accounting Policies (continued)

Policy and Contract Claims

Policy and contract claims in process of settlement represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2010 and 2009.  The reserves for unpaid claims are estimated using individual case-basis valuations and statistical analysis.  These estimates are subject to the effects of trends in claim severity and frequency.  Although considerable variability is inherent in such estimates, management believes that the reserves for claims are adequate.  The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

Reinsurance

Reinsurance premiums and benefits paid or provided are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Securities Lending

At December 31, 2010, the Company has loaned various debt securities, preferred stocks and common stocks as part of a securities lending program administered by The Bank of New York Mellon, of which the fair value is $454.3 million.  At December 31, 2009, the Company had loaned various US Treasury securities and corporate bonds as part of a securities lending program administered by The Bank of New York Mellon, of which the fair value was $282.4 million.  The Company maintains effective control over all loaned securities and, therefore, continues to report such securities as invested assets in the balance sheets.

The Company requires at the initial transaction that the fair value of the cash collateral received must be equal to 102% of the fair value of the loaned securities.  The Company monitors the ratio of the fair value of the collateral to loaned securities to ensure it does not fall below 100%.  If the fair value of the collateral falls below 100% of the fair value of the securities loaned, the Company non-admits that portion of the loaned security.  At December 31, 2010 and 2009, the Company did not non-admit any portion of the loaned securities.  The Company reports all collateral on the balance sheet with an offsetting liability recognized for the obligation to return the collateral.  Collateral for the securities lending program is either managed by an affiliated agent of the Company or is managed by the Bank of New York Mellon, an unaffiliated agent.  Collateral managed by an affiliated agent is invested primarily in investment-grade debt securities and cash equivalents and is included in the applicable amount on the balance sheets because the funds are available for the general use of the Company.  Collateral managed by an unaffiliated agent is invested in cash equivalents and is included in securities lending reinvested collateral assets on the balance sheet at December 31, 2010.  At December 31, 2009, the collateral managed by an unaffiliated agent was not reported on the balance sheet because it was not available for the general use of the Company. (See the Accounting Changes section in Note 1 for further discussion).

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

1.  Nature of Operations and Significant Accounting Policies (continued)

At December 31, 2010, the collateral for all securities on loan could be requested to be returned on demand by the borrower.  At December 31, 2010, the fair value of the total collateral is $464.4 million, $435.9 million of which is managed by an affiliated agent and $28.5 million of which is managed by an unaffiliated agent.  At December 31, 2009, the fair value of the total collateral was $293.7 million, $244.0 million of which was managed by an affiliated agent and $49.7 million of which was managed by an unaffiliated agent.  The Company receives cash collateral in an amount in excess of the fair value of the securities loaned.  The Company reinvests the cash collateral primarily in investment-grade debt securities and cash equivalents.

The aggregate collateral broken out by maturity date is as follows:

	Amortized Cost	Fair Value
	(in thousands)
Open	$—	$—
30 Days or less	274,528	274,608
31 to 60 Days	11,693	11,690
61 to 90 Days	1,793	1,792
91 to 120 Days	—	—
121 to 180 Days	6,500	6,500
181 to 365 Days	11,789	11,783
1 to 2 Years	—	—
2 to 3 Years	—	—
Greater Than 3 Years	158,040	158,040
Total Collateral	$464,343	$464,413

At December 31, 2010, all of the collateral held for the securities lending program was invested in tradable securities that could be sold and used to pay for the $466.1 million in collateral calls that could come due under a worst-case scenario where all collateral was called simultaneously.

Separate Accounts

Separate account assets and liabilities reported in the accompanying balance sheets represent funds that are separately administered, principally for nonguaranteed variable annuity contracts and guaranteed market value adjustment annuity contracts. Assets held in the separate account supporting variable annuities are carried at fair value. Assets held in the separate account supporting market value adjusted annuities are carried at the general account basis. All separate account assets are considered legally insulated from the general account. Surrender charges collectible by the general account in the event of annuity contract surrenders are reported as a negative liability rather than an asset. Policy related activity involving cash flow, such as premiums and benefits, are reported in the accompanying statements of operations in separate

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

1.  Nature of Operations and Significant Accounting Policies (continued)

line items combined with related general account amounts. Investment income and interest credited on deposits held in guaranteed separate accounts are included in the accompanying statements of operations as a net amount included in net transfers to (from) separate accounts. The Company receives administrative fees for managing the nonguaranteed separate accounts and other fees for assuming mortality and certain expense risks.

Federal Income Taxes

Western and Southern files a consolidated income tax return with its eligible subsidiaries, including the Company. The provision for federal income taxes is allocated to the Company using a separate return method based upon a written tax sharing agreement. The benefits from losses of subsidiaries, which are utilized in the consolidated return, will be retained by the subsidiaries under the tax sharing agreement.  Western and Southern pays all federal income taxes due for all members of the consolidated group.  The Company will then charge or reimburse, as the case may be, the members of the group an amount consistent with the method described in the tax sharing agreement.

The Company includes interest and penalties in the federal income tax line on the statements of operations.

Accounting Changes

Effective December 31, 2010, the Company adopted Statement of Statutory Accounting Principles No. 91-Revised, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SSAP 91R).  In accordance with SSAP 91R, the Company changed the method of reporting securities lending transactions.  SSAP 91R requires collateral received which may be sold or repledged to be reflected on the balance sheet, along with the obligation to return the collateral.  Collateral received which may not be sold or repledged is not recorded on the balance sheet.  For securities lending transactions reported on the balance sheet, the collateral received and the reinvestment of that collateral by an affiliated agent is reflected with the invested assets on the balance sheet based on the type of investment and an offsetting liability is recognized for the obligation to return the collateral.  The collateral received and the reinvestment of that collateral by an unaffiliated agent must be reflected as a one-line entry on the balance sheet and an offsetting liability is recognized for the obligation to return the collateral.  Prior to the adoption of SSAP 91R, the Company did not reflect collateral reinvested by an unaffiliated agent on the balance sheet.  At December 31, 2010, SSAP 91R resulted in an increase in securities lending reinvested collateral assets of $28.4 million and an increase in the obligation to return the collateral of $28.4 million.

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

1.  Nature of Operations and Significant Accounting Policies (continued)

Effective December 31, 2010, the Company adopted Statement of Statutory Accounting Principles No. 100, Fair Value Measurements (SSAP 100).  SSAP 100 establishes a framework for measuring fair value under current statutory accounting pronouncements that require or permit fair value measurement.  SSAP 100 retains the price notion in the definition of fair value, but clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability.  SSAP 100 also clarifies that fair value measurement should be based on market, not entity specific, assumptions that include an adjustment for risk if the market would use such an adjustment in pricing.  SSAP 100 also establishes a three-level fair value measurement hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The highest priority is given to quoted market prices and the lowest priority to unobservable inputs where there is little or no market activity for the asset or liability.  The adoption of SSAP 100 did not have a material impact on the Company’s financial statements.  See Note 3 for further information.

Effective July 1, 2009, the Company adopted Statement of Statutory Accounting Principles No. 43-Revised, Loan-backed and Structured Securities (SSAP 43R).  In accordance with SSAP 43R, the Company changed the method of evaluating and reporting loan-backed and structured securities for which an other-than-temporary impairment may exist.  SSAP 43R requires loan-backed and structured securities in an unrealized loss position which the Company intends to sell or does not have the intent and ability to hold until recovery to be written down to fair value as a realized loss.  SSAP 43R requires loan-backed and structured securities in an unrealized loss position which the Company has the intent and ability to hold until recovery to be written down to the extent the present value of expected future cash flows is lower than the amortized cost.  SSAP 43R also requires a one time cumulative effect adjustment to change the amortized cost of loan-backed and structured securities to the present value of expected future cash flows at July 1, 2009, for securities still held where an other-than-temporary impairment was previously recognized under SSAP 43, Loan-backed and Structured Securities, or for securities where discounting to present value caused the expected future cash flows to be less than amortized cost at July 1, 2009.  As a result, the Company recorded a cumulative effect adjustment in the amount of $31.2 million through cumulative effect of change in accounting principle on the statements of changes in capital and surplus which represents the increase to unassigned surplus from the adoption of SSAP 43R.  The cumulative effect adjustment is net of federal income taxes of $16.8 million.  SSAP 43R resulted in an increase in bonds of $48.0 million and a decrease in deferred tax assets of $16.8 million.

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

1.  Nature of Operations and Significant Accounting Policies (continued)

Effective December 31, 2009, the Company adopted Statement of Statutory Accounting Principles 10R, Income Taxes — Revised, A Temporary Replacement of SSAP No. 10 (SSAP 10R).  SSAP 10R amends the deferred tax asset admittance test set forth in SSAP 10, Income Taxes, by using a three year realization threshold and a fifteen percent of statutory capital and surplus threshold in applying the standard.  The adoption of SSAP 10R did not result in any change to statutory surplus at December 31, 2009.  SSAP 10R is effective for 2009, 2010 and 2011 financial statements only.  SSAP 10 will be reinstated as authoritative guidance over the reporting of income taxes if subsequent guidance regarding the admissibility of deferred tax assets is not adopted before the end of the effective period.

For the year beginning January 1, 2009, the Company adopted Statement of Statutory Accounting Principles 99, Accounting for Certain Securities Subsequent to an Other-Than-Temporary Impairment (SSAP 99).  SSAP 99 supersedes guidance in SSAP 26, Bonds, excluding Loan-backed and Structured Securities, SSAP 32, Investments in Preferred Stock, SSAP 43, Loan-backed and Structured Securities, and amends SSAP 34, Investment Income Due and Accrued, by establishing guidance for the treatment of discounts related to particular securities following the recognition of an other-than-temporary impairment.  SSAP 99 establishes that the fair value of the security at the measurement date becomes the new cost basis of the security and that subsequent recoveries in fair value are to be amortized over the remaining life of the security in the prospective manner based on future estimated cash flows for debt securities and redeemable preferred stocks and based on the projected remaining period of principal repayment for loan-backed and structured securities.  This treatment is a change from previous guidance that did not permit recognition of recoveries in fair value until a security was sold or matured.  The adoption of SSAP 99 is prospective.

In 2009, the Company changed the statutory reserve valuation for variable annuity reserves related to product guarantees in accordance with Actuarial Guideline 43 VACARVM.  SSAP No. 51 — Life Contracts (SSAP 51) requires such a change in valuation basis to be recorded directly to surplus rather than as a part of the reserve change recognized in the statement of operations.  The Company has recorded a decrease of $0.8 million directly to surplus as a result of the change in valuation basis through the change in reserve on account of change in valuation basis on the statement of changes in capital and surplus.

In 2008, the Company changed the statutory reserve valuation for certain fixed rate, fixed term funding agreements from account value to CARVM.  SSAP 51 requires such a change in valuation basis to be recorded directly to surplus rather than as a part of the reserve change recognized in the statement of operations.  The Company has recorded $13.9 million directly as an increase to surplus as a result of the change in valuation basis through the changes in reserves on account of changes in valuation bases on the statement of changes in capital and surplus.

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

1.  Nature of Operations and Significant Accounting Policies (continued)

In 2008, the Company began using updated mortality assumptions for certain life insurance contracts.  SSAP 51 requires such a change in valuation basis to be recorded directly to surplus rather than as a part of the reserve change recognized in the statement of operations.  The Company has recorded $1.6 million directly as an increase to surplus as a result of the change in valuation basis through the changes in reserves on account of changes in valuation bases on the statement of changes in capital and surplus.

Reclassifications

Certain prior year amounts in the Company’s statutory-basis financial statements have been reclassified to conform to the 2010 financial statement presentation.

Subsequent Events

The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the Balance Sheet date.  For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such an estimate cannot be made.  Management has evaluated subsequent events through the issuance of these financial statements on April 25, 2011.

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

2.  Investments

The book/adjusted carrying value and fair value of the Company’s investments in debt securities are summarized as follows:

	Book/ Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
At December 31, 2010:
U.S. Treasury securities and obligations of U.S. government corporation and agencies	$53,248	$708	$(1,104)	$52,852
Debt securities issued by states of the U.S. and political subdivisions of the states	141,004	2,617	(2,674)	140,947
Corporate securities	6,388,256	443,902	(30,947)	6,801,211
Commercial mortgage-backed securities	1,209,399	69,059	(3,327)	1,275,131
Residential mortgage-backed securities	1,879,809	29,065	(177,517)	1,731,357
Asset-backed securities	332,830	2,147	(16,415)	318,562
Total	$10,004,546	$547,498	$(231,984)	$10,320,060

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

2.  Investments (continued)

	Book/ Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
At December 31, 2009:
U.S. Treasury securities and obligations of U.S. government corporation and agencies	$78,711	$1,032	$(193)	$79,550
Debt securities issued by states of the U.S. and political subdivisions of the states	84,086	786	(1,089)	83,783
Corporate securities	5,901,326	301,121	(76,885)	6,125,562
Commercial mortgage-backed securities	1,043,794	27,726	(24,213)	1,047,307
Residential mortgage-backed securities	1,950,142	17,036	(336,533)	1,630,645
Asset-backed securities	328,697	1,471	(21,955)	308,213
Total	$9,386,756	$349,172	$(460,868)	$9,275,060

At December 31, 2010 and 2009, the Company held unrated or less-than-investment grade corporate debt securities with a book value of $1,209.4 million and $1,164.5 million, respectively, and an aggregate fair value of $1,139.7 million and $1,024.5 million, respectively. Such holdings amounted to 12.1% and 12.4%, respectively, of the Company’s investments in debt securities and 10.3% and 10.7%, respectively, of the Company’s total admitted assets as of December 31, 2010 and 2009.  The Company performs periodic evaluations of the relative credit standing of the issuers of these debt securities.  The Company considers these evaluations in its overall investment strategy.

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

2.  Investments (continued)

Unrealized gains and losses on investments in unaffiliated common stocks and common stocks of subsidiaries are reported directly in capital and surplus and do not affect net income.  The unrealized gains and unrealized losses on, and the cost and fair value of those investments and preferred stocks, are as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
At December 31, 2010:
Preferred stocks	$2,537	$603	$—	$3,140

Common stocks, unaffiliated	$126,564	$19,154	$(570)	$145,148
Common stocks, subsidiaries	71,989	—	(63,060)	8,929
	$198,553	$19,154	$(63,630)	$154,077

At December 31, 2009:
Preferred stocks	$2,538	$1,264	$—	$3,802

Common stocks, unaffiliated	$125,047	$2,381	$(6,180)	$121,248
Common stocks, subsidiaries	60,790	—	(54,157)	6,633
	$185,837	$2,381	$(60,337)	$127,881

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

2.  Investments (continued)

The following table shows gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	Unrealized Losses Less Than 12 Months		Unrealized Losses Greater Than or Equal To 12 Months
	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
	(in thousands)
At December 31, 2010:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$(1,104)	$42,634	$—	$—
Debt securities issued by states of the U.S. and political subdivisions of the states	(2,503)	63,897	(171)	4,829
Corporate securities	(15,031)	509,014	(15,916)	198,208
Commercial mortgage-backed securities	(2,090)	103,979	(1,237)	28,956
Residential mortgage-backed securities	(9,602)	241,787	(167,915)	731,427
Asset-backed securities	(1)	816	(16,414)	167,639
Total	$(30,331)	$962,127	$(201,653)	$1,131,059

Preferred stocks	$—	$—	$—	$—
Common stocks, unaffiliated	$—	$—	$(570)	$4,674

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

2.  Investments (continued)

	Unrealized Losses Less Than 12 Months		Unrealized Losses Greater Than or Equal To 12 Months
	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
	(in thousands)
At December 31, 2009:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$(193)	$63,959	$—	$—
Debt securities issued by states of the U.S. and political subdivisions of the states	(1,089)	30,666	—	—
Corporate securities	(9,648)	547,531	(67,237)	571,472
Commercial mortgage-backed securities	(1,822)	127,660	(22,391)	169,765
Residential mortgage-backed securities	(32,810)	264,972	(303,723)	855,609
Asset-backed securities	—	—	(21,955)	179,089
Total	$(45,562)	$1,034,788	$(415,306)	$1,775,935

Preferred stocks	$—	$—	$—	$—
Common stocks, unaffiliated	$(1,009)	$19,610	$(5,171)	$52,637

Investments that are impaired at December 31, 2010 and 2009, for which other-than-temporary impairments have not been recognized, consist mainly of corporate debt securities and residential mortgage-backed securities.  The impairment of these securities has been deemed as temporary due to the assigned rating and the typical fair value fluctuations of these particular securities in the marketplace, as well as the Company’s intent and ability to hold the securities to recovery, or in the case of interest rate related declines, lack of intent to sell the securities.  For residential mortgage-backed securities, the determination of temporary impairment was also based on an evaluation of the present value of expected future cash flows, which were greater than the book adjusted/carrying values of the securities.  The aggregated unrealized loss is approximately 10.0% and 13.9% of the carrying value of these securities at December 31, 2010 and 2009, respectively.  At December 31, 2010, there were a total of 385 securities held that are considered temporarily impaired, 201 of which have been impaired for 12 months or longer.  At December 31, 2009, there were a total of 570 securities held that are considered temporarily impaired, 398 of which had been impaired for 12 months or longer.  The Company recorded other-than-temporary impairments on securities of $19.6 million, $129.8 million and $152.4 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

2.  Investments (continued)

The following is a list of each loan-backed security with a recognized other-than-temporary impairment (OTTI) for the year ended December 31, 2010, and the six month period ended December 31, 2009, where the present value of future cash flows expected to be collected was less than the amortized cost basis of the securities:

CUSIP	Book/Adj Carrying Value Amortized Cost Before Current Period OTTI	Present Value of Future Cash Flows	Recognized Other- Than- Temporary Impairment	Amortized Cost After Other- Than- Temporary Impairment	Fair Value	Date of Other- Than- Temporary Impairment
(in thousands)
For the year ended December 31, 2010:

32052RAX8	$1,853	$1,479	$374	$1,479	$1,243	12/31/2010
45660L3H0	9,550	9,486	64	9,486	7,829	12/31/2010
74922EAF6	5,310	5,149	161	5,149	4,176	12/31/2010
75970JAD8	270	244	26	244	214	12/31/2010
75970QAD2	240	233	7	233	182	12/31/2010
872225AF4	3,543	2,063	1,480	2,063	1,315	12/31/2010
939344AL1	25	22	3	22	14	12/31/2010
1248MGAX2	161	147	14	147	108	9/30/2010
75970QAD2	270	245	25	245	195	9/30/2010
05949ATX8	961	776	185	776	776	9/30/2010
12544DBB4	2,293	786	1,507	786	770	9/30/2010
12668BYF4	6,115	5,756	359	5,756	4,485	9/30/2010
17310FAW5	2,586	1,890	696	1,890	1,751	9/30/2010
45660L3T4	10,344	10,034	310	10,034	8,257	9/30/2010
021468AG8	4,741	4,374	367	4,374	3,369	6/30/2010
02148JAD9	4,841	4,533	308	4,533	3,436	6/30/2010
02150EAN3	4,400	3,840	560	3,840	3,413	6/30/2010
12543PAQ6	1,784	1,542	242	1,542	1,348	6/30/2010
45660L2V0	1,598	1,531	67	1,531	1,158	6/30/2010
45660L3H0	9,954	9,566	388	9,566	7,424	6/30/2010
46627MAA5	2,169	2,092	77	2,092	1,555	6/30/2010
52520QAG9	12,691	11,545	1,146	11,545	10,204	6/30/2010
61749EAF4	13,051	11,925	1,126	11,925	8,080	6/30/2010
61749WAK3	5,650	5,270	380	5,270	3,555	6/30/2010
863579K56	12,797	11,783	1,014	11,783	11,416	6/30/2010
872225AF4	6,552	3,484	3,068	3,484	2,067	6/30/2010

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

2.  Investments (continued)

CUSIP	Book/Adj Carrying Value Amortized Cost Before Current Period OTTI	Present Value of Future Cash Flows	Recognized Other- Than- Temporary Impairment	Amortized Cost After Other- Than- Temporary Impairment	Fair Value	Date of Other- Than- Temporary Impairment
(in thousands)
For the year ended December 31, 2010 (continued):

93934NAK1	7,319	6,692	627	6,692	5,247	6/30/2010
949772AU1	4,463	3,776	687	3,776	1,999	6/30/2010
Total	$135,531	$120,263	$15,268	$120,263	$95,586

For the six month period ended December 31, 2009:

02151CAQ9	$359	$341	$18	$341	$236	12/31/2009
059469AF3	4,084	3,958	126	3,958	2,819	12/31/2009
05950NBU1	2,739	1,189	1,550	1,189	2,076	12/31/2009
059522BB7	2,143	850	1,293	850	980	12/31/2009
12544DBB4	5,456	2,518	2,938	2,518	3,709	12/31/2009
12668BYF4	6,432	6,121	311	6,121	4,818	12/31/2009
17310FAW5	3,567	2,642	925	2,642	2,974	12/31/2009
225470M67	6,717	6,222	495	6,222	4,504	12/31/2009
251513AQ0	83	66	17	66	57	12/31/2009
32052RAX8	2,915	2,017	898	2,017	1,959	12/31/2009
45660L3T4	12,285	12,069	216	12,069	9,599	12/31/2009
525221EC7	13,494	12,852	642	12,852	9,702	12/31/2009
525221GA9	7,818	7,447	371	7,447	5,500	12/31/2009
52522HAN2	15,293	13,593	1,700	13,593	9,605	12/31/2009
65538PAF5	3,384	3,309	75	3,309	2,377	12/31/2009
761118MD7	4,457	4,250	207	4,250	2,998	12/31/2009
863579F52	13,007	12,118	889	12,118	8,840	12/31/2009
939344AR8	6,423	6,014	409	6,014	3,916	12/31/2009
93934FEQ1	7,221	6,847	374	6,847	6,222	12/31/2009
93935WAD6	20,767	19,808	959	19,808	14,579	12/31/2009
00079CAE9	740	730	10	730	576	9/30/2009
05950NBU1	3,892	2,855	1,037	2,855	2,091	9/30/2009
059515BF2	7,678	6,749	929	6,749	5,512	9/30/2009
059522BB7	2,620	2,232	388	2,232	1,589	9/30/2009

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

2.  Investments (continued)

CUSIP	Book/Adj Carrying Value Amortized Cost Before Current Period OTTI	Present Value of Future Cash Flows	Recognized Other- Than- Temporary Impairment	Amortized Cost After Other- Than- Temporary Impairment	Fair Value	Date of Other- Than- Temporary Impairment
(in thousands)
For the six month period ended December 31, 2009 (continued):

12543PAQ6	1,956	1,779	177	1,779	1,323	9/30/2009
12544DBB4	8,192	5,541	2,651	5,541	3,663	9/30/2009
12668WAU1	3,928	3,669	259	3,669	1,293	9/30/2009
32052RAX8	4,255	2,946	1,309	2,946	2,023	9/30/2009
32056FAG7	1,563	374	1,189	374	325	9/30/2009
40432BBH1	2,027	627	1,400	627	556	9/30/2009
52524MAV1	8,616	7,581	1,035	7,581	3,177	9/30/2009
872225AF4	10,963	6,767	4,196	6,767	2,946	9/30/2009
Total	$195,074	$166,081	$28,993	$166,081	$122,544

The Company had no other-than-temporary impairments on loan-backed securities for the year ended December 31, 2010, and the six month period ended December 31, 2009, due to the intent to sell the security or the inability or lack of intent to retain the investment in the security for a period of time sufficient to recover the amortized cost basis of the security.

A summary of the cost or amortized cost and fair value of the Company’s debt securities at December 31, 2010, by contractual maturity, is as follows:

	Book/ Adjusted Carrying Value	Fair Value
	(in thousands)
Years to maturity:
One or less	$486,752	$497,735
After one through five	2,274,286	2,428,749
After five through ten	2,723,494	2,929,523
After ten	1,097,976	1,139,003
Mortgage-backed securities	3,422,038	3,325,050
Total	$10,004,546	$10,320,060

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

2.  Investments (continued)

The expected maturities in the foregoing table may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties and because asset-backed and mortgage-backed securities (including floating-rate securities) provide for periodic payments throughout their lives.

Proceeds from sales of investments in debt securities during 2010, 2009, and 2008 were $780.7 million, $824.3 million, and $565.2 million; gross gains of $22.7 million, $32.5 million, and $5.7 million and gross losses of $2.7 million, $24.5 million, and $29.8 million were realized on these sales in 2010, 2009 and 2008, respectively.

Proceeds from sales of investments in equity securities during 2010, 2009, and 2008 were $9.3 million, $104.4 million, and $103.3 million; gross gains of $0.2 million, $2.0 million, and $0.1 million and gross losses of $1.5 million, $6.2 million, and $1.0 million were realized on these sales in 2010, 2009, and 2008, respectively.

Realized capital gains (losses) are reported net of federal income taxes and amounts transferred up to the IMR as follows for the years ended December 31:

	2010	2009	2008
	(in thousands)
Realized capital gains (losses)	$(1,008)	$(122,479)	$(181,510)
Less amount transferred to IMR (net of related taxes (benefits) of $7,323 in 2010, $3,750 in 2009 and ($5,603) in 2008)	13,601	6,965	(9,402)
Less federal income tax expense (benefit) of realized capital gains (losses)	7,703	20,552	(55,300)
Net realized capital gains (losses)	$(22,312)	$(149,996)	$(116,808)

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

2.  Investments (continued)

Net investment income consisted of the following for the years ended December 31:

	2010	2009	2008
	(in thousands)
Debt securities	$552,056	$540,751	$487,127
Equity securities	2,936	2,405	26,407
Mortgage loans	49,333	40,517	33,121
Real estate	2,370	305	—
Policy loans	3,309	3,389	3,472
Cash, cash equivalents and short-term investments	965	1,594	4,346
Other invested assets	270	147	(462)
Other	1,050	1,317	2,729
Gross investment income	612,289	590,425	556,740
Investment expenses	10,193	6,092	5,725
Net investment income	$602,096	$584,333	$551,015

The Company’s investments in mortgage loans principally involve commercial real estate. At December 31, 2010, 29.5% of such mortgages, or $214.1 million, involved properties located in Texas and Indiana.  Such investments consist of primarily first mortgage liens on completed income-producing properties. The aggregate mortgage outstanding to any one borrower does not exceed $40.9 million.  During 2010, the respective maximum and minimum lending rates for mortgage loans issued were 7.25% and 5.00%, respectively.  At the issuance of a loan, the percentage of any one loan to value of security, exclusive of insured, guaranteed or purchase money mortgage did not exceed 80%.  During 2010, the Company did not reduce interest rates on any outstanding mortgages.  In 2010, the Company did not acquire any real estate.  During 2009, the Company acquired real estate of $26.3 million in satisfaction of mortgage loan debt.

The Company has credit exposure through entering into credit default swaps as part of an asset replication strategy.  As of December 31, 2010 and 2009, the notional value of credit default swaps totaled $283.7 million and $312.7 million, respectively, and the fair value totaled $(0.5) million and $(1.7) million, respectively.  The change in net unrealized gains or losses recognized in surplus was $1.2 million, $16.8 million and $(16.7) million for the years ended December 31, 2010, 2009 and 2008, respectively.  The average fair value of credit default swaps (calculated monthly) during the years ended December 31, 2010 and 2009, was $(1.3) million and $(7.0) million, respectively. As of December 31, 2010, the average term is 1.8 years.

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

2.  Investments (continued)

At December 31, 2009, the Company had an investment in a debt security which contained an underlying host instrument and underlying credit derivatives.  The debt security contained risk characteristics similar to a basket of high yield debt securities which allows diverse exposure to the high yield market while providing for better asset/liability matching and better liquidity compared to individual direct investments. The investment is included in debt securities on the balance sheet and had a book value of $53.2 million at December 31, 2009.  The investment had a fair value of $57.3 million at December 31, 2009.  At December 31, 2009, the debt security was rated B3 by Moody’s and had a stated maturity of June 2013. The maximum loss the Company could incur as of December 31, 2009, is equal to the security’s book value.  At December 31, 2010, the debt security is no longer held by the Company.

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

3.  Fair Value of Financial Instruments

Included in various investment-related line items in the financial statements are certain financial instruments carried at fair value.  Other financial instruments are periodically measured at fair value such as when impaired or, for certain bonds and preferred stocks, when carried at the lower of cost or market.

The Company uses fair value measurements to record the fair value of certain assets and liabilities and to estimate the fair value of financial instruments not recorded at fair value but required to be disclosed at fair value.  Certain financial instruments, particularly policyholder liabilities other than investment-type contracts, are excluded from this fair value discussion.

Fair value is defined as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. The Company’s financial assets and liabilities carried at fair value have been classified, for disclosure purposes, based on the following hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels.  The Company’s policy is to recognize transfers in and transfers out of levels at the end of the reporting period.

•                  Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities. The Company’s Level 1 assets and liabilities primarily include exchange traded equity securities and mutual funds, including those which are part of the Company’s separate account assets.

•                  Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. The Company does not have assets or liabilities carried at fair value that meet the definition of Level 2.

•                  Level 3 – Significant unobservable inputs for the asset or liability. The Company’s Level 3 assets and liabilities primarily include NAIC rated 6 residential mortgage-backed securities representing subordinated tranches in securitization trusts containing residential mortgage loans originated during the period of 2005 to 2007.  These securities are currently rated below investment grade.  To measure fair value, the Company used an internal fair value model to estimate future cash flows and then discounts the expected future cash flows using the current market rates applicable to the coupon rate, credit risk, and weighted-average-life of the investments. The internal fair value model uses both market-based data and data specific to the underlying loans of each security in determining assumptions for default probabilities, loss severities and prepayment speeds to determine the estimated future cash flows for each security.

The following discussion describes the valuation methodologies utilized by the Company for assets and liabilities measured or disclosed at fair value. Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including discount rates, estimates of timing, amount of expected future cash flows

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

3.  Fair Value of Financial Instruments (continued)

and the credit standing of the issuer. Such estimates do not consider the tax impact of the realization of unrealized gains or losses. For Level 3 investments, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial instrument. As described below, certain fair values are determined through the use of third-party pricing services. Management does not adjust prices received from third parties; however, we do analyze the third-party pricing services’ valuation methodologies and related inputs and perform additional evaluation to determine the appropriate level within the fair value hierarchy.  Care should be exercised in deriving conclusions about the Company’s business, its value or financial position based on the fair value information of financial instruments presented below.

Debt Securities

The fair values of actively traded debt securities have been determined through the use of third-party pricing services utilizing market observable inputs.  Less liquid private placement securities, auction rate securities and asset/mortgage-backed securities for which the Company does not receive public quotations or if the Company deems the quotations to reflect distressed sales are valued using either broker quotes or by discounting the expected cash flows using current market-consistent rates applicable to the yield, credit quality and maturity of each security.

Equity Securities

The fair values of actively traded equity securities have been determined utilizing publicly quoted prices obtained from third-party pricing services. The fair values of certain equity securities for which no publicly quoted prices are available have been determined through the use of third-party pricing services utilizing market observable inputs. Actively traded mutual funds are valued using the net asset values of the funds.

Mortgage Loans

The fair values for mortgage loans, consisting principally of commercial real estate loans, are estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans collateralized by properties with similar investment risk.  The fair values for mortgage loans in default are established at the lower of the fair value of the underlying collateral less costs to sell or the carrying amount of the loan.

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

3.  Fair Value of Financial Instruments (continued)

Derivatives

The fair values of credit default swaps have been determined using valuation models incorporating significant unobservable inputs, including projected discounted cash flows, applicable swap curves and implied volatilities.

Cash, Cash Equivalents and Short-Term Investments

The fair values of cash, cash equivalents and short-term investments are based on quoted market prices.

Securities Lending Reinvested Collateral Assets

The fair value of securities lending reinvested collateral assets are from third-party sources utilizing publicly quoted prices.

Assets Held in Separate Accounts

Assets held in separate accounts include debt securities and mutual funds. The fair values of these assets have been determined using the same methodologies as for debt and equity securities.

Reserves

The fair value of liabilities for investment-type contracts is based on the present value of estimated liability cash flows.  Present values reflect the Company’s margin for uncertainty of the timing of liability cash flows.  Key assumptions to the cash flow model include the timing of policyholder withdrawals and the level of interest credited to contract balances.

Fair values for insurance reserves are not required to be disclosed. However, the estimated fair values of all insurance reserves and investment contracts are taken into consideration in the Company’s overall management of interest rate risk.

Securities Lending Liability

The liability represents the Company’s obligation to return collateral related to securities lending transactions.  The liability is short-term in nature and therefore, the fair value of the obligation approximates the carrying amount.

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

3.  Fair Value of Financial Instruments (continued)

At December 31, 2009, the Company held financial instruments which were measured at fair value on a non-recurring basis, which primarily included NAIC 6 debt securities required to be reported at the lower of cost or fair value.  At December 31, 2010, SSAP 100 clarified that securities reported at the lower of cost or fair value based on NAIC designation should be classified as recurring regardless if the security was reported in the previous period at amortized cost.  Therefore, additional financial instruments have been included on the reconciliation for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2010.  The additional financial instruments may cause the January 1, 2010 beginning asset/(liability) to differ from the December 31, 2009 ending asset/(liability).  (See the Accounting Changes section in Note 1 for further discussion).

Assets and liabilities measured at fair value on a recurring basis are outlined below:

	Assets/ (Liabilities) Measured at	Fair Value Hierarchy Level
	Fair Value	Level 1	Level 2	Level 3
	(in thousands)
At December 31, 2010:
Assets:
Residential mortgage-backed securities	$29,814	$—	$—	$29,814
Common stocks, unaffiliated	103,300	103,300	—	—
Separate account assets*	48,433	48,433	—	—
Total assets	$181,547	$151,733	$—	$29,814

Liabilities:
Derivatives	$(506)	$—	$—	$(506)

At December 31, 2009:
Assets:
Common stocks, unaffiliated	$121,248	$121,248	$—	$—
Separate account assets*	59,996	59,996	—	—
Total assets	$181,244	$181,244	$—	$—

Liabilities:
Derivatives	$(1,714)	$—	$—	$(1,714)

*     Separate account assets measured at fair value in this table do not include assets backing the market value adjusted annuities, which are held at amortized cost.

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy.

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

3.  Fair Value of Financial Instruments (continued)

The reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2010, is as follows:

	Beginning Asset/ (Liability) as of	Total Realized/Unrealized Gains (Losses) Included in:		Purchases, Sales, Issuances	Transfers	Ending Asset/ (Liability) as of	Changes in Unrealized Gains (Losses) Included in Net Income Related to
	January 1, 2010	Net Income	Surplus	and Settlements	In (Out) of Level 3	December 31, 2010	Positions Still Held
	(in thousands)
Assets:
Residential mortgage-backed securities	$36,951	$(7,349)	$6,528	$(6,316)	$—	$29,814	$—

Liabilities:
Derivatives	$(1,714)	$—	$1,208	$—	$—	$(506)	$—

The reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2009, is as follows:

	Beginning Asset/ (Liability) as of	Total Realized/Unrealized Gains (Losses) Included in:		Purchases, Sales, Issuances	Transfers	Ending Asset/ (Liability) as of	Changes in Unrealized Gains (Losses) Included in Net Income Related to
	January 1, 2009	Net Income	Surplus	and Settlements	In (Out) of Level 3	December 31, 2009	Positions Still Held
	(in thousands)
Liabilities:
Derivatives	$(18,540)	$—	$16,826	$—	$—	$(1,714)	$—

The Company did not have any significant assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2010 and 2009.

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

3.  Fair Value of Financial Instruments (continued)

The carrying amounts and fair values of the Company’s significant financial instruments follow.

	December 31, 2010		December 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Assets:
Debt securities	$10,004,546	$10,320,060	$9,386,756	$9,275,060
Preferred stocks	2,537	3,140	2,538	3,802
Common stocks, unaffiliated	145,148	145,148	121,248	121,248
Mortgage loans	724,580	754,329	671,744	667,807
Cash, cash equivalents and short-term investments	393,869	393,869	272,888	272,888
Securities lending reinvested collateral assets	28,377	28,458	—	—
Separate account assets	56,188	56,944	67,286	67,791

Liabilities:
Life and annuity reserves for investment-type contracts and deposit fund liabilities	$8,826,549	$9,435,827	$8,341,636	$8,886,440
Derivatives	506	506	1,714	1,714
Securities lending liability	466,148	466,148	244,495	244,495
Separate account liabilities*	4,424	4,726	5,205	5,521

* Variable annuity contracts are considered insurance contracts and therefore, are not included in separate account liabilities for purposes of this disclosure.

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

4.  Related Party Transactions

The Company has no employees of its own and reimburses Western and Southern for management services. Management services provided by Western and Southern amounted to $75.8 million, $72.8 million and $68.5 million in 2010, 2009 and 2008, respectively.

The Company received payments of principal and interest under mortgage financing arrangements in the amount of $27.9 million, $18.8 million and $19.0 million in 2010, 2009 and 2008, respectively, on behalf of certain partnerships in which Western and Southern has an equity interest. The principal balance of the mortgage financing arrangements was $261.3 million and $239.9 million at December 31, 2010 and 2009, respectively.

At December 31, 2010, the Company accrued $25.0 million for a dividend to be paid in the form of cash to Western and Southern.  The dividend was paid on January 3, 2011.

On September 16, 2009, the Company received a $111.5 million capital contribution from Western and Southern.  The contribution was in the form of common stock at fair value.

During 2008, the Company received capital contributions of $269.9 million from Western and Southern. The capital contributions consisted of $75.0 million in common stocks at fair value, which were received on October 23, 2008, $74.1 million of cash, which was received on October 31, 2008, and $120.8 million of debt securities at fair value, which were received on December 22, 2008.

The Company has entered into multiple reinsurance agreements with Western and Southern.  See Note 5 for further description.

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

5.  Reinsurance

Prior to October 31, 2008, the Company had two modified-coinsurance (MODCO) agreements with Western and Southern, whereby the Company ceded most of the universal life business issued (100% of certain universal life products).  New universal life products were not covered under the remaining modified coinsurance agreements.  Under the terms of the agreements, the Company retained the reserves and the related assets of this business. The Company also recorded, in its statements of operations, premiums less experience refunds, commissions, adjustments to reserves as specified in the agreement, benefits incurred and other related expenses of this business.

On October 31, 2008, the Company terminated the two aforementioned modified-coinsurance agreements covering universal life products.  In connection with the Company’s obligation to support the risk of these policies, $776.0 million was recorded in both the reserve adjustments on reinsurance ceded and in the change in reserve from elimination of MODCO reinsurance agreement lines on the statements of operations.  One of the agreements provided that a recapture fee, calculated in the amount of $74.1 million, be paid by the Company to Western and Southern.  The recapture fee was paid by the Company on October 31, 2008, and is recorded in the recapture fee from elimination of MODCO reinsurance agreement line on the statements of operations.

Certain premiums and benefits are ceded to other insurance companies under various reinsurance agreements.  The ceded insurance agreements provide the company with increased capacity to write larger risks and maintain its exposure to loss within its capital resources.

The effects of reinsurance on premiums, annuity considerations and deposit-type funds are as follows for the years ended December 31:

	2010	2009	2008
	(in thousands)
Direct premiums	$1,035,550	$1,206,278	$1,388,981
Assumed premiums:
Affiliates	—	—	—
Non-affiliates	—	—	—
Ceded premiums:
Affiliates	—	—	(76,520)
Non-affiliates	(10,867)	(9,597)	(5,624)
Net premiums	$1,024,683	$1,196,681	$1,306,837

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

5.  Reinsurance (continued)

The Company’s ceded reinsurance arrangements reduced other certain items in the accompanying financial statements by the following amounts as of and for the years ended December 31:

	2010	2009	2008
	(in thousands)
Benefits paid or provided:
Affiliates	$—	$—	$65,680
Non-affiliates	9,457	7,513	2,300
Policy and contract liabilities:
Affiliates	—	—	—
Non-affiliates	14,290	14,470	13,708

Other than as described above, in 2010, 2009 and 2008, the Company did not commute any ceded reinsurance nor did it enter into or engage in any agreement that reinsures policies or contracts that were in-force or had existing reserves as of the effective date of such agreements.

Other than as described above, neither the Company nor any of its related parties control, directly or indirectly, any reinsurers with whom the Company conducts business. No policies issued by the Company have been reinsured with a foreign company, which is controlled, either directly or indirectly, by a party not primarily engaged in the business of insurance. The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel the agreement. At December 31, 2010, there are no reinsurance agreements in effect such that the amount of losses paid or accrued exceed the total direct premium collected.  The Company remains obligated for amounts ceded in the event that the reinsurers do not meet their obligations.

There would be no reduction in capital and surplus at December 31, 2010, if all reinsurance ceded agreements were cancelled.

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

6.  Federal Income Taxes

The Company is included in the consolidated federal income tax return of Western and Southern. The Company had a payable to Western and Southern in the amount of $13.4 million and $22.9 million as of December 31, 2010 and 2009, respectively.  The tax years of 2010, 2009 and 2008 remain subject to examination by major tax jurisdictions.

The amount of federal income taxes incurred that will be available for recoupment at December 31, 2010, in the event of future net losses is $45.9 million, $30.4 million, and $0.0 million from 2010, 2009, and 2008, respectively.

The change in net deferred income taxes is comprised of the following:

2010:		Ordinary	Capital	Total
		(in thousands)
(a)	Gross deferred tax assets	$67,826	$34,814	$102,640
(b)	Statutory valuation allowance adjustment	—	—	—
(c)	Adjusted gross deferred tax assets (a — b)	67,826	34,814	102,640
(d)	Deferred tax liabilities	31,219	36,875	68,094
(e)	Net deferred tax assets (c — d)	36,607	(2,061)	34,546
(f)	Deferred tax assets nonadmitted	—	—	—
(g)	Net admitted deferred tax assets (e — f)	$36,607	$(2,061)	$34,546

2009:		Ordinary	Capital	Total
		(in thousands)
(a)	Gross deferred tax assets	$69,732	$44,309	$114,041
(b)	Statutory valuation allowance adjustment	—	—	—
(c)	Adjusted gross deferred tax assets (a — b)	69,732	44,309	114,041
(d)	Deferred tax liabilities	17,183	43,919	61,102
(e)	Net deferred tax assets (c — d)	52,549	390	52,939
(f)	Deferred tax assets nonadmitted	—	—	—
(g)	Net admitted deferred tax assets (e — f)	$52,549	$390	$52,939

Change:		Ordinary	Capital	Total
		(in thousands)
(a)	Gross deferred tax assets	$(1,906)	$(9,495)	$(11,401)
(b)	Statutory valuation allowance adjustment	—	—	—
(c)	Adjusted gross deferred tax assets (a — b)	(1,906)	(9,495)	(11,401)
(d)	Deferred tax liabilities	14,036	(7,044)	6,992
(e)	Net deferred tax assets (c — d)	(15,942)	(2,451)	(18,393)
(f)	Deferred tax assets nonadmitted	—	—	—
(g)	Net admitted deferred tax assets (e — f)	$(15,942)	$(2,451)	$(18,393)

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

6.  Federal Income Taxes (continued)

The Company has elected to admit DTAs pursuant to paragraph 10.e. of SSAP No. 10R, Income Taxes — A Temporary Replacement of SSAP No. 10.  The current period election does not differ from the prior period election.

The following table provides the increased amount by tax character, and the change in such, of admitted adjusted gross DTAs as the result of the application of paragraph 10.e. of SSAP No. 10R, Income Taxes — A Temporary Replacement of SSAP No. 10:

	2010	2009	Change
	(in thousands)
Increase (decrease) in deferred tax assets admitted from SSAP 10R, para. 10.e.	$15,083	$—	$15,083

2010:		Ordinary	Capital	Total
		(in thousands)
Admission calculation components SSAP 10R, Paragraphs 10.a, 10.b, and 10.c:
(a)	SSAP 10R, Paragraph 10.a.	$19,463	$—	$19,463
(b)	SSAP 10R, Paragraph 10.b. (lesser of para. 10.b.i. and 10.b.ii. below)	—	—	—
(c)	SSAP 10R, Paragraph 10.b.i.	—	—	—
(d)	SSAP 10R, Paragraph 10.b.ii.			99,416
(e)	SSAP 10R, Paragraph 10.c.	33,280	34,814	68,094
(f)	Total (a + b + e)	$52,743	$34,814	$87,557

Admission calculation components SSAP 10R, Paragraph 10.e.:
(g)	SSAP 10R, Paragraph 10.e.i.	$36,737	$—	$36,737
(h)	SSAP 10R, Paragraph 10.e.ii. (lesser of para. 10.e.ii.a. and 10.e.ii.b. below)	—	—	—
(i)	SSAP 10R, Paragraph 10.e.ii.a.	—	—	—
(j)	SSAP 10R, Paragraph 10.e.ii.b.			149,124
(k)	SSAP 10R, Paragraph 10.e.iii.	31,089	34,814	65,903
(l)	Total (g + h + k)	$67,826	$34,814	$102,640

Total adjusted capital and the RBC authorized control level used in the SSAP 10R, paragraph 10.d. evaluation were as follows:

(m)	Total adjusted capital	$1,102,224
(n)	RBC authorized control level	$139,255

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

6.  Federal Income Taxes (continued)

2009:		Ordinary	Capital	Total
		(in thousands)
Admission calculation components SSAP 10R, Paragraphs 10.a, 10.b, and 10.c:
(a)	SSAP 10R, Paragraph 10.a.	$44,939	$20,553	$65,492
(b)	SSAP 10R, Paragraph 10.b. (lesser of para. 10.b.i. and 10.b.ii. below)	2,316	—	2,316
(c)	SSAP 10R, Paragraph 10.b.i.	2,316	—	2,316
(d)	SSAP 10R, Paragraph 10.b.ii.			94,045
(e)	SSAP 10R, Paragraph 10.c.	22,477	23,756	46,233
(f)	Total (a + b + e)	$69,732	$44,309	$114,041

Admission calculation components SSAP 10R, Paragraph 10.e.:
(g)	SSAP 10R, Paragraph 10.e.i.	$—	$—	$—
(h)	SSAP 10R, Paragraph 10.e.ii. (lesser of para. 10.e.ii.a. and 10.e.ii.b. below)	—	—	—
(i)	SSAP 10R, Paragraph 10.e.ii.a.	—	—	—
(j)	SSAP 10R, Paragraph 10.e.ii.b.			—
(k)	SSAP 10R, Paragraph 10.e.iii.	—	—	—
(l)	Total (g + h + k)	$—	$—	$—

Total adjusted capital and the RBC authorized control level used in the SSAP 10R, paragraph 10.d. evaluation were as follows:

(m)	Total adjusted capital	$1,019,072
(n)	RBC authorized control level	$134,543

Change:		Ordinary	Capital	Total
		(in thousands)
Admission calculation components SSAP 10R, Paragraphs 10.a, 10.b, and 10.c:
(a)	SSAP 10R, Paragraph 10.a.	$(25,476)	$(20,553)	$(46,029)
(b)	SSAP 10R, Paragraph 10.b. (lesser of para. 10.b.i. and 10.b.ii. below)	(2,316)	—	(2,316)
(c)	SSAP 10R, Paragraph 10.b.i.	(2,316)	—	(2,316)
(d)	SSAP 10R, Paragraph 10.b.ii.			5,371
(e)	SSAP 10R, Paragraph 10.c.	10,803	11,058	21,861
(f)	Total (a + b + e)	$(16,989)	$(9,495)	$(26,484)

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

6.  Federal Income Taxes (continued)

		Ordinary	Capital	Total
		(in thousands)
Admission calculation components SSAP 10R, Paragraph 10.e.:
(g)	SSAP 10R, Paragraph 10.e.i.	$36,737	$—	$36,737
(h)	SSAP 10R, Paragraph 10.e.ii. (lesser of para. 10.e.ii.a. and 10.e.ii.b. below)	—	—	—
(i)	SSAP 10R, Paragraph 10.e.ii.a.	—	—	—
(j)	SSAP 10R, Paragraph 10.e.ii.b.			149,124
(k)	SSAP 10R, Paragraph 10.e.iii.	31,089	34,814	65,903
(l)	Total (g + h + k)	$67,826	$34,814	$102,640

The changes in total adjusted capital and the RBC authorized control level used in the SSAP 10R, paragraph 10.d. evaluation were as follows:

(m)	Total adjusted capital			$83,152
(n)	RBC authorized control level			$4,712

The amount of admitted deferred tax assets, admitted assets, statutory surplus and total adjusted capital in the risk-based capital calculation and the increased amount of deferred tax assets, admitted assets and statutory surplus as a result of the application of SSAP No. 10R, paragraph 10.e. is as follows:

2010:		Ordinary	Capital	Total
		(in thousands)
SSAP 10R, Paragraphs 10.a., 10.b., and 10.c.:
(a)	Admitted deferred tax assets	$52,743	$34,814	$87,557
(b)	Admitted assets			$11,710,257
(c)	Adjusted statutory surplus *			$1,017,250
(d)	Total adjusted capital from DTAs			$1,087,141

Increases due to SSAP 10R, Paragraph 10.e.:
(e)	Admitted deferred tax assets	$15,083	$—	$15,083
(f)	Admitted assets			$15,083
(g)	Statutory surplus			$15,083

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

6.  Federal Income Taxes (continued)

2009:	Ordinary	Capital	Total
	(in thousands)
SSAP 10R, Paragraphs 10.a., 10.b., and 10.c.:
(a) Admitted deferred tax assets	$69,732	$44,309	$114,041
(b) Admitted assets			$10,884,699
(c) Adjusted statutory surplus *			$1,005,040
(d) Total adjusted capital from DTAs			$1,019,072

Increases due to SSAP 10R, Paragraph 10.e.:
(e) Admitted deferred tax assets	$—	$—	$—
(f) Admitted assets			$—
(g) Statutory surplus			$—

Change:	Ordinary	Capital	Total
	(in thousands)
SSAP 10R, Paragraphs 10.a., 10.b., and 10.c.:
(a) Admitted deferred tax assets	$(16,989)	$(9,495)	$(26,484)
(b) Admitted assets			$825,558
(c) Adjusted statutory surplus *			$12,210
(d) Total adjusted capital from DTAs			$68,069

Increases due to SSAP 10R, Paragraph 10.e.:
(e) Admitted deferred tax assets	$15,083	$—	$15,083
(f) Admitted assets			$15,083
(g) Statutory surplus			$15,083

*                 As reported on the statutory balance sheet for the most recently filed statement with the Ohio Department of Insurance commissioner adjusted in accordance with SSAP 10R, Paragraph 10.b.ii.

Nonadmitted deferred tax assets did not change for the years ended December 31, 2010, 2009 and 2008, respectively.

The impact of tax planning strategies on adjusted gross DTAs and net admitted DTAs for the year ended December 31, 2010, is as follows:

	Ordinary	Capital	Total
Adjusted gross DTA (% of total adjusted gross DTAs)	0.00%	0.00%	0.00%
Net admitted adjusted gross DTAs (% of total net admitted adjusted gross DTAs)	0.00%	0.00%	0.00%

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

6.  Federal Income Taxes (continued)

Current income taxes incurred for the years ended December 31, consist of the following major components:

	2010	2009	2008
	(in thousands)
Federal	$42,959	$16,161	$4,725
Foreign	—	—	—
Subtotal	42,959	16,161	4,725
Federal income tax on net capital gains	7,703	20,553	(55,300)
Utilization of capital loss carry-forwards	—	—	—
Other	(5,071)	(4,644)	(4,573)
Federal and foreign income taxes incurred	$45,591	$32,070	$(55,148)

The main components of the deferred tax amount on December 31, are as follows:

		2010	2009	Change
		(in thousands)
Deferred tax assets
(a) Ordinary:
(1)	Discounting of unpaid losses	$—	$—	$—
(2)	Unearned premium revenue	—	—	—
(3)	Policyholder reserves	20,671	21,191	(520)
(4)	Investments	8,587	9,535	(948)
(5)	Deferred acquisition costs	38,138	38,514	(376)
(6)	Policyholder dividends accrual	—	—	—
(7)	Fixed assets	—	—	—
(8)	Compensation and benefits accrual	—	—	—
(9)	Pension accrual	—	—	—
(10)	Receivables – nonadmitted	—	—	—
(11)	Net operating loss carry-forward	—	—	—
(12)	Tax credit carry-forward	—	—	—
(13)	Other	430	492	(62)
(14)	Subtotal	67,826	69,732	(1,906)
(b) Statutory valuation allowance adjustment		—	—	—
(c) Nonadmitted		—	—	—
(d) Admitted ordinary deferred tax assets (a14 – b – c)		67,826	69,732	(1,906)

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

6.  Federal Income Taxes (continued)

		2010	2009	Change
		(in thousands)
Deferred tax assets (continued)
(e)	Capital:
	(1) Investments	34,814	44,309	(9,495)
	(2) Net capital loss carry-forward	—	—	—
	(3) Real estate	—	—	—
	(4) Other	—	—	—
	(5) Subtotal	34,814	44,309	(9,495)
(f)	Statutory valuation allowance adjustment	—	—	—
(g)	Nonadmitted	—	—	—
(h)	Admitted capital deferred tax assets (e5 – f – g)	34,814	44,309	(9,495)
(i)	Admitted deferred tax assets (d + h)	$102,640	$114,041	$(11,401)

Deferred tax liabilities
(a)	Ordinary:
	(1) Investments	$16,394	$1,484	$14,910
	(2) Fixed assets	550	—	550
	(3) Deferred and uncollected premium	7,063	6,662	401
	(4) Policyholder reserves	7,123	8,896	(1,773)
	(5) Other	89	141	(52)
	(6) Subtotal	31,219	17,183	14,036
(b)	Capital:
	(1) Investments	36,875	43,919	(7,044)
	(2) Real estate	—	—	—
	(3) Other	—	—	—
	(4) Subtotal	36,875	43,919	(7,044)
(c)	Deferred tax liabilities (a6 + b4)	$68,094	$61,102	$6,992

Net deferred tax assets (liabilities)		$34,546	$52,939	$(18,393)

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

6.  Federal Income Taxes (continued)

The Company’s federal income tax expense and change in net deferred income taxes differs from the amount obtained by applying the federal statutory rate of 35% to gain from operations before federal income tax expense and net realized capital gains.  The significant differences for the year ended December 31, are as follows (in thousands):

		Effective		Effective		Effective
	2010	Tax Rate	2009	Tax Rate	2008	Tax Rate
Provision computed at statutory rate	$49,280	35.00%	$36,443	35.00%	$2,743	35.00%
Dividends received deduction	(10)	(0.01)	49	0.05	75	0.96
Tax credits	(4,795)	(3.41)	(4,786)	(4.60)	(4,609)	(58.81)
Nonadmitted assets	823	0.58	(4,882)	(4.69)	7,264	92.69
Pension plan	3,836	2.73	1,628	1.56	504	6.44
Security transfer(1)	—	0.00	15,193	14.59	18,446	235.37
Other	3,072	2.18	(1,575)	(1.51)	3,790	48.34
Total	$52,206	37.07%	$42,070	40.40%	$28,213	359.99%

Federal income taxes incurred	$37,888	26.90%	$11,517	11.06%	$152	1.94%
Change in net deferred income taxes(2)	14,318	10.17	30,553	29.34	28,061	358.05
Total statutory income taxes	$52,206	37.07%	$42,070	40.40%	$28,213	359.99%

(1)          Tax effects of securities transferred to other legal entities within the tax sharing agreement

(2)          Excludes change in net deferred income taxes on certain realized gains/losses of $(8,056), $(63,420), and $(8,227) for the years ended December 31, 2010, 2009 and 2008, respectively.

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

7.  Regulatory Matters

The Company is required by statutory regulations to meet minimum risk-based capital standards. Risk-based capital is a method of measuring the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. At December 31, 2010 and 2009, the Company exceeded the minimum risk-based capital standards.

State regulatory authorities have powers relating to granting and revoking licenses to transact business, the licensing of agents, the regulation of premium rates and trade practices, the form and content of insurance policies, the content of advertising material, financial statements and the nature of permitted practices.

Ohio insurance law limits the amount of dividends that can be paid to a parent in a holding company structure without prior approval of the regulators to the greater of ten percent of statutory surplus or statutory net income as of the preceding December 31, but only to the extent of earned surplus as of the preceding December 31.  In 2011, the Company has $78.2 million available for payment of dividends based on capital and surplus of $1,032.3 million and dividends accrued of $25.0 million at December 31, 2010.

8.  Commitments and Contingencies

The Company is named as a defendant in various legal actions arising in the ordinary course of the Company business.  The Company believes the resolution of these actions will not have a material effect on the Company’s financial position.

At December 31, 2010, the Company does not have any material leases for office space or equipment.

At December 31, 2010, the Company has future commitments to provide additional capital contributions of $0.5 million to private equity joint ventures, limited partnerships and limited liability companies, excluding those related to Low Income Housing Tax Credits.

The Company has no future commitments to joint ventures, limited partnerships and limited liability companies in Low Income Housing Tax Credit properties.

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

9.  Annuity Reserves and Deposit-Type Contract Liabilities

At December 31, 2010, the Company’s annuity reserves and deposit-type contract liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

	Amount	Percent
	(in thousands)
Subject to discretionary withdrawal:
With market value adjustment	$4,425	0.1%
At book value less current surrender charge of 5% or more	3,566,467	39.9%
At fair value	48,036	0.5%
Total with adjustment or at market value	3,618,928	40.5%
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	4,022,011	45.0%
Not subject to discretionary withdrawal	1,300,394	14.5%
Total annuity reserves and deposit fund liabilities (before reinsurance)	8,941,333	100.0%
Less reinsurance ceded	67
Net annuity reserves and deposit fund liabilities	$8,941,266

Of the total net annuity reserves and deposit fund liabilities of $8,941.3 million at December 31, 2010, $8,888.8 million was included in the general account and $52.5 million was included in the separate accounts.

Interest rate changes may have temporary effects on the sale and profitability of annuity products offered by the Company. Although the rates offered by the Company are adjustable in the long-term, in the short-term they may be subject to contractual and competitive restrictions, which may prevent timely adjustment. The Company’s management constantly monitors interest rates with respect to a spectrum of product durations and sells annuities that permit flexible responses to interest rate changes as part of the Company’s management of interest spreads. However, adverse changes in investment yields on invested assets will affect the earnings on those products with a guaranteed return.

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

9.  Annuity Reserves and Deposit-Type Contract Liabilities (continued)

The Company is a member of the Federal Home Loan Bank (FHLB). Through its association with the FHLB and by purchasing a specified amount of FHLB stock, the Company can enter into deposit contracts (funding agreements).  The Company owned $41.8 million and $40.6 million of FHLB stock at December 31, 2010 and 2009, respectively.  The Company had outstanding deposit contracts of $1,216.3 million and $1,148.8 million as of December 31, 2010 and 2009, respectively, which were entered into for investment spread management purposes. The total reserves related to the FHLB deposit contracts were $1,220.4 million and $1,141.3 million as of December 31, 2010 and 2009, respectively.  These contracts will mature between 2011 and 2018.  Interest is credited monthly for fixed rate advances ranging between 4.5% and 5.3% and 4.5% and 5.3% for 2010 and 2009, respectively.  Interest is credited monthly or quarterly for floating rate advances based on the one-month LIBOR plus 8 or 16 basis points or the three-month LIBOR plus 13 or 28 basis points, respectively for 2010.  Interest was credited monthly or quarterly for floating rate advances based on the one-month LIBOR plus 8 basis points or the three-month LIBOR plus 28 basis points, respectively for 2009.  The Company maintained restricted collateral for these deposit contracts, which consisted of investments, with a book value of $1,443.9 million and $1,607.1 million at December 31, 2010 and 2009, respectively.

The deposit contract liabilities and related assets are accounted for in the Company’s general account. The total additional funding capacity available was $16.8 million and $19.1 million as of December 31, 2010 and 2009, respectively.

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

10.  Separate Accounts

The Company’s guaranteed separate accounts consist of non-indexed, guaranteed rate options.  The guaranteed rate options were sold as a fixed annuity product.  These options carry a minimum interest guarantee based on the guarantee period selected by the policyholder.  The fixed annuity product provides a death benefit equal to the account value.

The Company’s nonguaranteed separate accounts consist of variable annuities.  The net investment experience of variable annuities is credited directly to the policyholder and can be positive or negative.  Variable annuities include minimum guaranteed death benefits that vary by product and include optional death benefits available on some products.  The death benefits include the following:  account value, return of premium paid, a death benefit that accumulates at a specified interest rate, a death benefit that is adjusted after 7 years to the current account value, and a death benefit that is adjusted periodically to the current account value.

Information regarding the separate accounts of the Company as of and for the year ended December 31, 2010, is as follows:

	Nonindexed Guaranteed Less than / equal to 4%	Nonguaranteed Separate Accounts	Total
	(in thousands)
Premiums, considerations or deposits	$—	$488	$488

Reserves for separate accounts with assets at:
Fair value	$—	$48,036	$48,036
Amortized cost	4,425	—	4,425
Total reserves	$4,425	$48,036	$52,461

Reserves for separate accounts by withdrawal characteristics:
Subject to discretionary withdrawal:
With fair value adjustment	$4,425	$—	$4,425
At book value without fair value adjustment and with current surrender charge of 5% or more	—	—	—
At fair value	—	48,036	48,036
At book value without fair value adjustment and with current surrender charge of less than 5%	—	—	—
Subtotal	4,425	48,036	52,461
Not subject to discretionary withdrawal	—	—	—
Total separate accounts reserves	$4,425	$48,036	$52,461

Western-Southern Life Assurance Company

Notes to Financial Statements (Statutory-Basis)

10.  Separate Accounts (continued)

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

2010
(in thousands)
Transfers as reported in the Summary of Operations of the Separate Accounts Statement:
Transfers to separate accounts	$488
Transfers from separate accounts	17,918
Net transfers to (from) separate accounts	(17,430)

Reconciling adjustments:
Other account adjustments	(49)

Transfers as reported in the Summary of Operations of the Company	$(17,479)

11.  Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life insurance premiums and annuity considerations at December 31, 2010, were as follows:

	Gross	Net of Loading
	(in thousands)

Ordinary new business	$2,394	$1,338
Ordinary renewal	14,144	19,866
Total	$16,538	$21,204

Financial Statement Schedules (Statutory-Basis)

Western - Southern Life Assurance Company

Summary of Investments - Other Than Investments in Related Parties

(in thousands)

December 31, 2010

Schedule I

Type of Investment	Cost (1)	Market Value	Amount at which shown in the Balance Sheet
Debt securities
Bonds:
United States government and government agencies and authorities	$97,609	$98,333	$97,609
States, municipalities and political subdivisions	999,276	1,010,643	999,276
Foreign governments	102,040	108,616	102,040
All other corporate bonds	8,805,621	9,102,468	8,805,621
Preferred stocks	2,537	3,140	2,537
Total fixed maturities	10,007,083	10,323,200	10,007,083

Equity securities
Industrial, miscellaneous and all other	126,564	145,148	145,148

Mortgage loans on real estate	724,580		724,580
Real estate	26,134		26,134
Policy loans	45,371		45,371
Other long-term investments	11,314		11,314
Cash, cash equivalents and short-term investments	422,246		422,246
Total investments	$11,363,292		$11,381,876

(1)  Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual discounts.

Western - Southern Life Assurance Company

Supplementary Insurance Information

(in thousands)

Schedule III

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*	Premiums Written
Year ended December 31, 2010
Individual life	$1,130,344	$—	$9,813	$161,135	$83,255	$154,872	$41,810
Individual health	—	—	—	—	—	—	—	$—
Group life and health	—	—	—	—	—	—	—	—
Annuity	7,595,420	—	80	866,379	434,205	1,149,741	14,028
Corporate and other	—	—	—	—	84,636	54,261	17,050
	$8,725,764	$—	$9,893	$1,027,514	$602,096	$1,358,874	$72,888

Year ended December 31, 2009
Individual life	$1,107,339	$—	$9,489	$150,538	$84,017	$143,774	$39,200
Individual health	—	—	—	—	—	—	—	$—
Group life and health	—	—	—	—	—	—	—	—
Annuity	7,186,782	—	1,043	1,048,218	423,526	1,341,379	15,643
Corporate and other	—	—	—	—	76,790	54,168	15,369
	$8,294,121	$—	$10,532	$1,198,756	$584,333	$1,539,321	$70,212

Year ended December 31, 2008
Individual life	$1,093,185	$—	$11,878	$64,733	$83,872	$45,829	$32,771
Individual health	—	—	—	—	—	—	—	$—
Group life and health	—	—	—	—	—	—	—	—
Annuity	6,576,570	—	145	1,244,724	390,513	1,508,656	14,881
Corporate and other	—	—	—	—	76,630	57,211	15,858
	$7,669,755	$—	$12,023	$1,309,457	$551,015	$1,611,696	$63,510

*Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

Western - Southern Life Assurance Company

Reinsurance

(in thousands)

Schedule IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2010
Life insurance in force	$26,649,554	$7,257,708	$—	$19,391,846	0%
Premiums:
Individual life	$171,999	$10,864	$—	$161,135	0%
Individual health	—	—	—	—	—
Group life and health	—	—	—	—	—
Annuity	866,382	3	—	866,379	0%
	$1,038,381	$10,867	$—	$1,027,514	0%

Year ended December 31, 2009
Life insurance in force	$27,039,091	$6,739,275	$—	$20,299,816	0%
Premiums:
Individual life	$160,132	$9,594	$—	$150,538	0%
Individual health	—	—	—	—	—
Group life and health	—	—	—	—	—
Annuity	1,048,221	3	—	1,048,218	0%
	$1,208,353	$9,597	$—	$1,198,756	0%

Year ended December 31, 2008
Life insurance in force	$27,179,431	$5,931,760	$—	$21,247,671	0%
Premiums:
Individual life	$146,873	$82,140	$—	$64,733	0%
Individual health	—	—	—	—	—
Group life and health	—	—	—	—	—
Annuity	1,244,728	4	—	1,244,724	0%
	$1,391,601	$82,144	$—	$1,309,457	0%

PART C

ITEM 24 — FINANCIAL STATEMENTS AND EXHIBITS

(a)          All required financial statements are included in Part B.

Financial Statements included in Part B:

Description of Separate Account Consolidation and Impact on Financial Statement Presentation

Separate Account 1 of Western-Southern Life Assurance Company:

Report of Independent Registered Public Accounting Firm

Statements of Assets and Liabilities as of December 31, 2010

Statements of Operations for the Year Ended December 31, 2010

Statements of Changes in Net Assets for the Years Ended December 31, 2010 and 2009

Notes to Financial Statements

Separate Account 2 of Western-Southern Life Assurance Company:

Report of Independent Registered Public Accounting Firm

Statements of Assets and Liabilities as of December 31, 2010

Statements of Operations for the Year Ended December 31, 2010

Statements of Changes in Net Assets for the Years Ended December 31, 2010 and 2009

Notes to Financial Statements

Western-Southern Life Assurance Company (Depositor):

Report of Independent Registered Public Accounting Firm

Balance Sheets (Statutory-Basis) as of December 31, 2010 and 2009

Statements of Operations (Statutory-Basis) for the Years Ended December 31, 2010, 2009 and 2008

Statements of Changes in Capital and Surplus (Statutory-Basis) for the Years Ended December 31, 2010, 2009 and 2008

Statements of Cash Flow (Statutory-Basis) for the Years Ended December 31, 2010, 2009 and 2008

Notes to Financial Statements (Statutory-Basis)

 (b) Exhibits:

(1)                      Resolutions of the Executive Committee of the Board of Directors of Western-Southern Life Assurance Company (the “Company”) establishing Western-Southern Life Assurance Company Separate Account 2. (7)

(2)                      Not Applicable.

(3)                      (a)                      Distributor Agreement between the Company (on behalf of Separate Account 2) and Touchstone Securities, Inc. (3)

(b)                     Commission Schedule. (3)

(c)                      Specimen General Agency Agreement between Touchstone Securities, Inc. and its dealers. (6)

(4)                      (a)                      Specimen Touchstone Advisor Variable Annuity Contract 9408-5570-WSA. (7)

(b)                     Specimen Endorsement for SIMPLE IRA 9801-5600 WSA END.(6)

(c)                      Specimen Endorsement for IRA 9801-5606 WSA END. (6)

(d)                     Specimen Endorsement for SEP-IRA 9801-5614 WSA END. (6)

(e)                      Specimen Tax Sheltered Annuity Endorsement 9801-5620 WSA END. (7)

(f)                        Specimen Endorsement for Roth IRA 9801-5607 WSA END. (6)

(g)                     Specimen 401 Plan Endorsement 9801-5611 WSA END. (6)

1

(h)                     Specimen Endorsement 9912-5571 WSA END. (10)

(5)                      Specimen Application Form for Touchstone Advisor Variable Annuity Contract DO-11-IFS-VARII-9805. (7)

(6)                      (a)                      Amended Articles of Incorporation of the Company. (1)

(b)                     Amended Code of Regulations of the Company. (1)

(7)                      Not Applicable.

(8)                      (a)                      Administration Agreement between Investors Bank & Trust Company and Select Advisors Variable Insurance Trust (“VIT”) n/k/a Touchstone Variable Series Trust (“TVST”). (2)

(b)                     Fund Accounting Agreement between Investors Bank & Trust Company and VIT n/k/a TVST. (2)

(c)                      Amended and Restated Custodian Agreement between Investors Bank & Trust Company and VIT n/k/a TVST. (8)

(d)                     Restated and Amended Sponsor Agreement between Touchstone Advisors, Inc. and TVST. (9)

(e)                      (i)                                     Fund Participation Agreement between Western-Southern Life Assurance Company (“WSLAC”) and VIT n/k/a TVST. (9)

(ii)	Amendment No. 1 to Fund Participation Agreement between WSLAC and TVST. (9)

(iii)	Participation Agreement among The Alger American Fund, WSLAC and Fred Alger & Company. (9)

(iv)	Service Agreement between Fred Alger Management Inc. and WSLAC. (9)

(v)	Participation Agreement among AIM Variable Insurance Funds, Inc., WSLAC and Touchstone Securities, Inc. (9)

(vi)	Participation Agreement among MFS Variable Insurance Trust, WSLAC and Massachusetts Financial Services Company. (9)

(vii)	Participation Agreement among WSLAC, PIMCO Variable Insurance Trust and PIMCO Funds Distributors LLC. (9)

(viii)	Service Agreement between PIMCO Funds Distributors LLC and WSLAC. (9)

(ix)	Administrative Services Agreement between WSLAC and AIM Advisors, Inc. (9)

(x)	Second Amendment to Fund Participation Agreement between WSLAC and TVST. (11)

(xi)	Third Amendment to Fund Participation Agreement between WSLAC and TVST. (11)

(xii)	Amendment No. 1 to Participation Agreement between The Alger American Fund, WSLAC and Fred Alger & Company (11)

(xiii)	Amendment No. 1 to Participation Agreement among WSLAC, PIMCO Variable Insurance Trust and PIMCO Funds Distributors LLC (11)

(xiv)	Participation Agreement among Deutsche Asset Management VIT Funds, Bankers Trust Company, and WSLAC. (11)

(xv)	Administrative Services Agreement between WSLAC and Bankers Trust Company. (11)

(xvi)	Amendment No. 1 to Participation Agreement among Deutsche Asset Management VIT Funds, Bankers Trust Company and WSLAC (11)

(xvii)	Amendment No. 1 to Administrative Services Agreement between WSLAC and Bankers Trust Company (11)

(xviii)	Amendment to Participation Agreement among WSLAC, PIMCO Variable Insurance Trust and PIMCO Funds Distributors LLC (12)

(xix)	Amendment to Participation Agreement between WSLAC and TVST (13)

2

(xx)	Participation Agreement among Putnam Variable Trust, Putnam Retail Management, L.P., and Western-Southern Life Assurance Company (13)

(9)                      Opinion and Consent of Rhonda S. Malone, Esq.  (filed herewith)

(10)                Consent of Independent Registered Public Accounting Firm. (filed herewith)

(11)                Not Applicable.

(12)                Not Applicable.

(13)                Schedule for Computation of Performance Quotations provided in Registration Statement in response to Item 21. (3)

(14)                Powers of Attorney of each member of the Board of Directors of Western-Southern Life Assurance Company, specifically John F. Barrett, Donald A. Bliss, James N. Clark, Jo Ann Davidson, Eugene P. Ruehlmann, George V. Voinovich, George H. Walker, III and Thomas L. Williams, each dated December 28, 2011. (filed herewith)

(15)                Cover Letter (filed herewith)

(1)                      Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement filed with the Securities and Exchange Commission (the “SEC”) on April 29, 1996 (File No. 33-79906)

(2)                      Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement of TVST filed with the SEC on February 28, 1997 (File Nos. 033-76566 and 811-08416)

(3)                      Incorporated herein by reference to Post-Effective Amendment No. 6 to the Registration Statement filed with the SEC on April 30, 1998 (File Nos. 033-79906 and 811-08550)

(4)                      Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement filed with the SEC on May 1, 1998 (File Nos. 033-76582 and 811-08420)

(5)                      Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement of TVST filed with the SEC on July 30, 1998  (File Nos. 033-76566 and 811-08416)

(6)                      Incorporated herein by reference to Post-Effective Amendment No. 9 to the Registration Statement filed with the SEC on November 5, 1998 (File Nos. 033-76582 and 811-8420)

(7)                      Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement filed with the SEC on November 5, 1998 (File Nos. 033-79906 and 811-08550)

(8)                      Incorporated herein by reference to Post-Effective Amendment No. 11 to the Registration Statement of Touchstone Variable Series Trust filed with the SEC on April 30, 1999 (File Nos. 033-76566 and 811-08416).

(9)                      Incorporated herein by reference to Post-Effective Amendment No. 11 to the Registration Statement of Western-Southern Life Assurance Company Separate Account 1 filed with the SEC on April 28, 2000 (File Nos. 033-76582 and 811-08420).

(10)                Incorporated herein by reference to Post-Effective Amendment No. 10 to the Registration Statement filed with the SEC on April 28, 2000 (File Nos. 033-79906 and 811-08550).

(11)                Incorporated herein by reference to Post-Effective Amendment No. 11 to the Registration Statement filed with the SEC on April 27, 2001 (File Nos. 033-79906 and 811-08550).

(12)                Incorporated herein by reference to Post-Effective Amendment No. 12 to the

3

Registration Statement filed with the SEC on April 26, 2002 (File Nos. 033-79906 and 811-08550).

(13)                Incorporated herein by reference to Post-Effective Amendment No. 14 to the Registration Statement of Western-Southern Life Assurance Company Separate Account 1 filed with the SEC on April 30, 2003 (File Nos. 033-76582 and 811-08420).

ITEM 25. — DIRECTORS AND OFFICERS OF THE DEPOSITOR

The directors and officers of the Company are listed below. Unless otherwise noted, the principal business address of all persons listed in Item 25 is 400 Broadway, Cincinnati, Ohio 45202.

John F. Barrett	Chairman of the Board and Director,
Chief Executive Officer and President

Donald A. Bliss	Director
10892 East Fanfol Lane
Scottsdale, Arizona 85259

James N. Clark	Director and Secretary

Jo Ann Davidson	Director
37 West Broad Street, Suite 970
Columbus, OH 43215

Eugene P. Ruehlmann	Director
Vorys, Sater, Seymour and Pease
Suite 2100 Atrium Two
221 East Fourth Street
Cincinnati, Ohio 45202

George V. Voinovich	Director
17820 Rosecliff Road
Cleveland, OH 44119

George H. Walker, III	Director
19 Portland Place
St. Louis, MO 63108

Thomas L. Williams	Director
212 East Third Street
Suite 300
Cincinnati, Ohio 45202

John F. Barrett	Chairman of the Board, President and Chief Executive Officer
Edward J. Babbitt	Vice President and Senior Counsel
Troy D. Brodie	Vice President
Keith W. Brown	Vice President and Chief Underwriter
Kim R. Chiodi	Vice President
Keith T. Clark, M.D.	Vice President and Medical Director
Robert J. DalSanto	Vice President
James J. DeLuca	Vice President
Bryan C. Dunn	Senior Vice President and Chief Marketing Officer
Lisa B. Fangman	Vice President
Clint D. Gibler	Senior Vice President and Chief Information Officer
Stephen P. Hamilton	Vice President
Daniel W. Harris	Vice President
Noreen J. Hayes	Senior Vice President
David T. Henderson	Vice President and Chief Risk Officer

4

Kevin L. Howard	Vice President and Associate General Counsel
Bradley J. Hunkler	Vice President and Chief Accounting Officer
Carroll R. Hutchinson	Senior Vice President
Robert S. Kahn	Vice President
Phillip E. King	Vice President and Auditor
Richard A. Krawczeski	Vice President
Michael J. Laatsch	Vice President
Harold V. Lyons	Vice President
Constance M. Maccarone	Senior Vice President
Jill T. McGruder	Senior Vice President
J. J. Miller	Senior Vice President
Michael R. Moser	Vice President and Chief Compliance Officer
Nora E. Moushey	Senior Vice President and Chief Actuary
Jonathan D. Niemeyer	Senior Vice President and General Counsel
Gene A. Patterson	Vice President
Keith M. Payne	Vice President
Douglas I. Ross	Vice President and Chief Technology Officer
Mario J. San Marco	Vice President
Nicholas P. Sargen	Senior Vice President and Chief Investment Officer
Denise L. Sparks	Vice President
Jeffrey L. Stainton	Vice President and Associate General Counsel
Thomas M. Stapleton	Vice President
Richard K. Taulbee	Vice President
David E. Theurich	Vice President
James J. Vance	Vice President and Treasurer
Robert L. Walker	Senior Vice President and Chief Financial Officer
Donald J. Wuebbling	Secretary and Counsel
Michael J. Altenau	Counsel
Daniel G. Armstrong	Assistant Vice President
Michael N. Barnett	Senior Counsel
Kenneth L. Black	Assistant Vice President
Thomas A. Candiano	Divisional Vice President
John K. Clifton	Divisional Vice President
William J. Davis	Assistant Vice President
David L. DiMartino	Assistant Vice President
Douglas E. Dixon	Assistant Vice President
Brian A. Eichhold	Assistant Vice President and Assistant Secretary
Gary J. Enzweiler	Assistant Vice President
Carlos G. Escobar	Assistant Vice President
James M. Essex	Assistant Vice President
Wade M. Fugate	Assistant Vice President and Assistant Controller
Andrew J. Gill	Assistant Vice President
Edward W. Grout	Assistant Treasurer
Sid B. Gutzwiller	Assistant Vice President
Beth R. Hammond	Assistant Vice President
Mark A. Hester	Assistant Vice President
Stephen G. Hussey, Jr.	Assistant Vice President
Scott E. Kaplan	Divisional Vice President
Theresa R. Koester	Associate Medical Director
Linda M. Lake	Assistant Vice President
Matthew W. Loveless	Assistant Vice President
Larry G. Lunsford	Assistant Vice President
Joseph H. Lynch, Jr.	Assistant Vice President
Rhonda S. Malone	Counsel
Michael Marchese, III	Assistant Vice President
Marianne Marshall	Assistant Treasurer

5

David J. Menke	Senior Counsel
Barbara A. Miller	Assistant Vice President
Mark W. Murphy	Assistant Vice President
Donald P. Myers	Assistant Vice President
Robert F. Noschang	Assistant Vice President
Thomas J. O’Connell	Associate Medical Director
Donna J. Parobek	Assistant Vice President
Douglas B. Perry	Assistant Vice President and Assistant Treasurer
Mark W. Pfefferman	Assistant Vice President
Gerald R. Pintarich	Divisional Vice President
Ronald T. Poland	Assistant Vice President
Daniel B. Redman	Divisional Vice President
Steven O. Reeves	Divisional Vice President
Lori A. Rochford	Assistant Vice President
Rita A. Roeper	Assistant Vice President
Gregory G. Rowe	Assistant Secretary
Gerald J. Rusnak	Assistant Vice President
Joseph P. Santos	Assistant Vice President
William T. Schemmel	Counsel
Michael J. Schmidt	Assistant Vice President
Travis D. Schraffenberger	Assistant Vice President
Greg A. Shaeffer	Divisional Vice President
Andrew P. Shull	Assistant Vice President
H. Bill Sizemore, Jr.	Divisional Vice President
William R. Skidmore	Assistant Vice President
Marilyn J. Smith	Assistant Vice President
Rodrick L. Snyder	Assistant Vice President
Timothy D. Speed	Assistant Vice President and Assistant Secretary
Thomas R. Stanek	Assistant Treasurer
Cheryl J. Stotts	Assistant Vice President and Assistant Treasurer
John A. Tak	Assistant Vice President
Charles L. Thomas	Assistant Treasurer
Robert E. Turner	Assistant Vice President
Gerald J. Ulland	Assistant Vice President
Dean F. Vonderheide	Assistant Vice President
Patrick F. Walsh	Assistant Vice President
Patricia J. Wilson	Assistant Vice President

ITEM 26. — PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

Affiliate	State	Entity Type	Ownership	Type of Business
506 Phelps Holdings, LLC	Ohio	LLC	98% owned by WSLIC and 2% owned by Eagle Realty Investments, Inc.	owns real estate
Airport Exchange Hotel Partners	Kentucky	General Partnership	74% owned by WS Airport Exchange GP, LLC; 1% owned by Eagle Realty Investments, Inc. (ERI)	owns/operates real estate
Autumn Village Apartments, LLC	Georgia	LLC	100% owned by Country Place Associates	owns real estate
Axis Perimeter Center GP, LLC	Ohio	LLC	100% owned by Eagle Realty Investments, Inc.	owns real estate
Baton Rouge Cottages Investor, LLC	Ohio	LLC	100% owned by Baton Rouge Housing Holdings, LLC	owns real estate

6

Affiliate	State	Entity Type	Ownership	Type of Business
Baton Rouge Housing Holdings, LLC	Ohio	LLC	98% owned by WSLIC and 2% owned by Eagle Realty Investments, Inc.	owns real estate
Buckeye Venture Partners, LLC	Ohio	LLC	60% owned by Fort Washington Investment Advisors, Inc. (FWIA); 40% owned by Peppertree Partners, LLC	private equity fund management
BVP NEO, LLC	Ohio	LLC	100% owned by Fort Washington Investment Advisors, Inc.	private equity fund management
Capital Analysts Incorporated	Delaware	Corporation	100% owned by Columbus Life Insurance Company (CLIC)	broker-dealer and investment advisor
Carmel Holdings, LLC	Ohio	LLC	49% owned by W&S Real Estate Holdings, LLC; 1% owned by ERI	owns real estate entity
Carmel Hotel Investor, LLC	Ohio	LLC	100% owned by Carmel Holdings, LLC	owns real estate entity
Carmel Hotel, LLC	Indiana	LLC	74% owned by Carmel Hotel Investor, LLC; 1% owned by ERI	owns/operates real estate
Carthage Senior Housing, Ltd.	Ohio	LLC	98% owned by W&S Real Estate Holdings, LLC; 1% owned by ERI	owns/operates real estate
CDC-Baton Rouge, LLC	Alabama	LLC	59% owned by Baton Rouge Cottages Investor, LLC	owns real estate
Centreport Hotels LLC	Texas	LLC	75% owned by ERI	owns/operates real estate
Centreport Partners LP	Texas	Limited Partnership	25.25% owned by WSLIC; 49% owned by WSLR Dallas LLC, 1% owned by ERI	owns/operates real estate
Cleveland East Hotel, LLC	Ohio	LLC	74% owned by WSALD CEH, LLC; 1% owned by ERI	owns/operates real estate
CLIC Agency, Inc.	Ohio	Corporation	100% owned by Columbus Life Insurance Company	insurance agency
Columbus Life Insurance Company	Ohio	Corporation	100% owned by WSLIC
Country Place Associates	Ohio	General Partnership	90% owned by WS Country Place GP, LLC; 10% owned by ERI	owns/operates real estate
Courtyard Nursing Care, LLC.	Ohio	LLC	100% owned by WSLAC	owns/operates real estate
Day Hill Road Land LLC	Connecticut	LLC	74% owned by W&S Real Estate Holdings, LLC and 1% owned by Eagle Realty Investments, Inc.	owns real estate
Dublin Hotel LLC	Ohio	LLC	25% owned by WSLIC, 49% owned by WSLR Columbus LLC, 1% owned by ERI	owns/operates real estate
Eagle Realty Group, LLC	Ohio	LLC	100% owned by W&S Operating Holdings, LLC	real estate holding company
Eagle Realty Investments, Inc. (ERI)	Ohio	Corporation	100% owned by Eagle Realty Group, LLC	real estate
Fort Washington Active Fixed Income LLC	Delaware	LLC	Managing Member Fort Washington Fixed Income LLC and investors include WSLIC	managing member for private fixed income fund
Fort Washington Capital Partners, LLC (FWCP)	Delaware	LLC	100% owned by FWIA	managing partner for numerous private equity funds
Fort Washington Fixed	Delaware	LLC	100% owned by FWIA	private fixed income

7

Affiliate	State	Entity Type	Ownership	Type of Business
Income LLC				fund
Fort Washington High Yield Investors II, LLC	Delaware	LLC	managing member is FWCP	private fixed income fund
Fort Washington High Yield Investors LLC	Delaware	LLC	managing member is FWCP	private fixed income fund
Fort Washington Investment Advisors, Inc. (FWIA)	Ohio	Corporation	100% owned by W&S Operating Holdings, LLC	investment adviser
Fort Washington Private Equity Investors II, L.P.	Delaware	Limited Partnership	general partner is FWCP and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors III, L.P.	Delaware	Limited Partnership	general partner is FWCP and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors IV, L.P.	Delaware	Limited Partnership	general partner is FWCP and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors V, L.P.	Delaware	Limited Partnership	general partner is FWPEI V GP, LLC and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors V-B, L.P.	Delaware	Limited Partnership	general partner is FWPEI V GP, LLC and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors VI, L.P.	Delaware	Limited Partnership	general partner is FWPEI VI GP, LLC and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors VII, L.P.	Delaware	Limited Partnership	general partner is FWPEI VII GP, LLC and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors V-VC, L.P.	Delaware	Limited Partnership	general partner is FWPEI V GP, LLC and investors include WSLIC	private equity fund
Fort Washington Private Equity Opportunities Fund II, L.P.	Delaware	Limited Partnership	General Partner is FWPEO II GP, LLC and WSLIC is an investor	private equity fund
Fort Washington Savings Company	Ohio	Corporation	100% owned by WSLIC	bank
FWPEI V GP, LLC	Delaware	LLC	100% owned by FWIA	three private equity funds’ general partner
FWPEI VI GP, LLC	Delaware	LLC	100% owned by FWIA	private equity fund general partner
FWPEI VII GP, LLC	Delaware	LLC	100% owned by FWIA	private equity fund general partner
FWPEO II GP, LLC	Delaware	LLC	100% owned by Fort Washington Investment Advisors, Inc.	private equity fund management
Galveston Summerbrooke Apts., LLC	Texas	LLC	54% owned by Summerbrooke Apartments Investor, LLC; 1% owned by ERI	owns/operates real estate
Grelot Cody Apartments, LLC	Ohio	LLC	100% owned by Vinings Trace, LLC	owns real estate
GS Beach Club, LLC	Delaware	LLC	76.5% owned by Winkler Extension Apartments Investor, LLC	owns real estate
GS Yorktown Apartments, LP	Delaware	Limited Partnership	59% owned by YT Crossing Apartments Investor, LLC and 1% by Eagle Realty Investments, Inc.	owns real estate
IFS Agency Services, Inc.	Pennsylvania	Corporation	100% owned by IFS Financial Services, Inc.	general insurance

8

Affiliate	State	Entity Type	Ownership	Type of Business
agency
IFS Financial Services, Inc. (IFS)	Ohio	Corporation	100% owned by Western-Southern Life Assurance Company (WSLAC)	development and marketing of financial products for distribution
IFS General Agency, Inc.	Pennsylvania	Corporation	100% owned by IFS Financial Services, Inc.	general insurance agency
IFS Insurance Agency, Inc.	Ohio	Corporation	99% owned by IFS	general insurance agency
Insurance Profillment Solutions, LLC	Ohio	LLC	100% owned by WSLIC	insurance marketing services
IR Mall Associates, Ltd.	Florida	Limited Partnership	49.50% owned by WSLIC	owns/operates real estate
IR Mall Company, L.C.	Florida	LLC	50% owned by ERI	owns/operates real estate
Integrity Life Insurance Company	Ohio	Corporation	100% owned by WSLIC	Insurance company
Kentucky Co-Investment Partners, L.P.	Delaware	Limited Partnership	general partner is FWCP	private equity fund
LaFrontera Hotel LLC	Texas	LLC	75% owned by ERI	owns/operates real estate
LaFrontera Lodging Partners LP	Texas	Limited Partnership	74.25% owned by W&S Real Estate Holdings, LLC	owns/operates real estate
LeRoy Glen Investment, LLC	Ohio	LLC		owns real estate
Lookout Corporate Center	Ohio	Joint Venture	50% owned by WS Lookout GP, LLC	owns/operates real estate
Mallard Sherburn Apartments, LLC	Ohio	LLC	100% owned by WSLIC	owns real estate
Meritage Apartments Investors, LLC	Texas	LLC	100% owned by North Braeswood Meritage Holdings, LLC	owns real estate
Mission Club Apartments General Partnership	Florida	General Partnership	95.5% owned by WSLIC, 4.5% owned by ERI	owns/operates real estate
National Integrity Life Insurance Company	New York	Corporation	100% owned by ILIC
NEO Capital Fund, LP	Delaware	Limited Partnership	General Partner is BVP NEO, LLC	private equity fund
New Mexico Co-Investment Partners, L.P.	Delaware	Limited Partnership	general partner is FWCP	private equity fund
North Braeswood Meritage Holdings, LLC	Ohio	LLC	100% owned by WSLAC	owns real estate
North Pittsburgh Hotel LLC	Pennsylvania	LLC	74% owned by WSALD NPH, LLC; 1% owned by ERI	owns/operates real estate
Northeast Cincinnati Hotel LLC	Ohio	LLC	25% owned by WSLIC, 49% owned by WSLR Cincinnati LLC, 1% owned by ERI	owns/operates real estate
OTR Housing Associates, L.P.	Ohio	Limited Partnership	98% owned by WSLIC; 1% owned by ERI	owns/operates real estate
OTR Redevelopment	Ohio	LLC	100% owned by OTR Walnut Housing, Ltd.	owns real estate

9

Affiliate	State	Entity Type	Ownership	Type of Business
Group, LLC
OTR Transitional Housing, L.P.	Ohio	Limited Partnership	99% owned by WSLIC	owns/operates real estate
OTR-Walnut Housing, Ltd.	Ohio	LLC	100% owned by ERI	owns/operates real estate
Park Avenue Lofts, LLC	Colorado	LLC	49% owned by Uptown Denver Investor, LLC; 1% owned by ERI	owns/operates real estate
Peppertree Fund II, LP	Delaware	Limited Partnership	General Partner is Peppertree Partners, LLC	private equity fund
Peppertree Fund, LP	Delaware	Limited Partnership	General Partner is Peppertree Partners, LLC	private equity fund
Peppertree Partners, LLC	Ohio	LLC	100% voting interest owned by Fort Washington Investment Advisors, Inc.	private equity fund management
Peppertree Special Venture Fund, LLC	Delaware	LLC	Managing Member is Peppertree Partners, LLC	private equity fund
Prairie Lakes Apartments Investor, LLC	Ohio	LLC	100% owned by Prairie Lakes Holdings, LLC	owns real estate
Prairie Lakes Apartments, LLC	Indiana	LLC	65% total WS affiliated ownership (64% by Prairie Lakes Apartments Investor, LLC and 1% by Eagle Realty Investments, Inc.)	owns real estate
Prairie Lakes Holdings, LLC	Ohio	LLC	98% owned by WSLIC and 2% owned by Eagle Realty Investments, Inc.	owns real estate
Queen City Square Development I, LLC	Ohio	LLC	100% owned by Eagle Realty Group, LLC	operation of real estate
Queen City Square, LLC	Ohio	LLC	100% owned by The Western and Southern Life Insurance Company (WSLIC)	owns/operates real estate
Race Street Development, Ltd.	Ohio	LLC	100% owned by W&S Real Estate Holdings, LLC	owns/operates real estate
Ridgegate Apartments Investor, LLC	Ohio	LLC	100% owned by Ridgegate Holdings, LLC	owns real estate
Ridgegate Commonwealth Apartments, LLC	Colorado	LLC	55% total WS affiliated ownership (44% by Ridgegate Apartments Investor, LLC and 1% by Eagle Realty Investments, Inc.)	owns real estate
Ridgegate Holdings, LLC	Ohio	LLC	98% owned by WSLIC and 2% owned by Eagle Realty Investments, Inc.	owns real estate
Seasons Health Care Limited Partnership	Ohio	Limited Partnership	90% owned by WSLAC, 10% owned by Courtyard Nursing Care, LLC	owns/operates real estate
Sedona Apartments, LP	Texas	Limited Partnership	0.1% owned by Sedona Apts GP, LLC, 58.54% owned by Sedona Apartments Investors, L.P. and 41.36% owned by Meritage Apartments Investors, LLC	owns real estate
Sedona Apts GP, LLC	Texas	LLC	100% owned by North Braeswood Meritage Holdings, LLC	owns real estate
Sedona Apts Investors L.P.	Texas	Limited Partnership	100% owned by North Braeswood Meritage Holdings, LLC	owns real estate
Seventh and Culvert Garage, LLC	Ohio	LLC	100% owned by W&S Real Estate Holdings, LLC	owns real estate
Shelbourne Campus	Delaware	LLC	54% owned by Shelbourne Housing	owns/operates real

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Affiliate	State	Entity Type	Ownership	Type of Business
Properties, LLC			Investor, LLC; 1% owned by ERI	estate
Shelbourne Holdings, LLC	Ohio	LLC	98% owned by W&S Real Estate Holdings, LLC; 2% owned by ERI	owns real estate entity
Shelbourne Housing Investor, LLC	Ohio	LLC	100% owned by Shelbourne Holdings, LLC	owns real estate entity
Sixth and Race Development, LLC	Ohio	LLC	71% owned by Race Street Development, Ltd., 29% owned by ERI	owns/operates real estate
Skyport Hotel LLC	Kentucky	LLC	25% owned by WSLIC, 49% owned by WSLR Skyport LLC; 1% owned by ERI	owns/operates real estate
SPX Holding LLC	Ohio	LLC	50% owned by W&SFG	Airplane ownership/leasing
SSW Jet Ltd	Ohio	LLC	50% owned by W&SFG	Airplane ownership/leasing
Summerbrooke Apartments Investor, LLC	Ohio	LLC	100% owned by Summerbrooke Holdings, LLC	owns real estate entity
Summerbrooke Holdings, LLC	Ohio	LLC	98% owned by W&S Real Estate Holdings, LLC; 2% owned by ERI	owns real estate entity
Sundance Hotel Investor, LLC	Ohio	LLC	100% owned by Sundance LaFrontera Holdings, LLC	owns real estate
Sundance Hotel, LLC	Texas	LLC	74% by Sundance Hotel Investor, LLC and 1% by Eagle Realty Investments, Inc.	owns real estate
Sundance LaFrontera Holdings, LLC	Ohio	LLC	98% by WSLIC and 2% owned by Eagle Realty Investments, Inc.	owns real estate
The Lafayette Life Insurance Company	Indiana	Corporation	100% owned by Western & Southern Financial Group, Inc. (WSFG)
The Ohio Capital Fund LLC	Ohio	LLC	Managed by Buckeye Venture Partners, LLC	state funded private equity fund
The Western and Southern Life Insurance Company (WSLIC)	Ohio	Corporation	100% owned by WSFG
Touchstone Advisors, Inc.	Ohio	Corporation	100% owned by IFS	registered investment adviser
Touchstone Securities, Inc.	Nebraska	Corporation	100% owned by WSLAC	securities broker-dealer
Tri-State Growth Capital Fund I, L.P.	Delaware	Limited Partnership	general partner is Tri-State Ventures, LLC and investors include WSLIC	private equity fund
Tri-State Growth Capital Fund II, L.P.	Delaware	Limited Partnership	general partner is Tri-State Ventures II, LLC and investors include WSLIC	private equity fund
Tri-State Ventures II, LLC	Delaware	LLC	100% owned by FWIA	private equity fund
Tri-State Ventures, LLC	Delaware	LLC	100% owned by FWIA	private equity fund
Union Centre Hotel LLC	Ohio	LLC	25% owned by WSLIC; 49% owned by WSLR Union LLC; 1% owned by ERI	owns/operates real estate
Uptown Denver Apartment Holdings, LLC	Ohio	LLC	98% owned by W&S Real Estate Holdings, LLC; 2% owned by ERI	owns real estate entity
Uptown Denver Investor, LLC	Ohio	LLC	100% owned by Uptown Denver Apartment Holdings, LLC	owns real estate entity
Vinings Trace, LLC	Indiana	LLC	99% owned by WSLIC, 1% owned by ERI	owns/operates real estate

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Affiliate	State	Entity Type	Ownership	Type of Business
Vulcan Hotel LLC	Alabama	LLC	25% owned by WSLIC; 49% owned by WSLR Birmingham LLC; 1% owned by ERI	owns/operates real estate
W&S Brokerage Services, Inc.	Ohio	Corporation	100% owned by WSLAC	investment advisor and broker dealer
W&S Financial Group Distributors, Inc.	Ohio	Corporation	100% owned by IFS	general insurance agency
W&S Operating Holdings, LLC	Ohio	LLC	100% owned by WSLIC	ownership of operating entities
W&S Real Estate Holdings, LLC	Ohio	LLC	100% owned by WSLIC	owns real estate entity
WestAd Inc.	Ohio	Corporation	100% owned by WSLIC	advertising, book selling and publishing
Western & Southern Agency, Inc.	Ohio	Corporation	100% owned by WSLIC	general insurance agency
Western & Southern Financial Fund Inc	Ohio	Non Profit Corporation		charitable giving
Western & Southern Financial Group, Inc. (WSFG)	Ohio	Corporation	100% owned by WSMHC	holding company
Western & Southern Mutual Holding Company (WSMHC)	Ohio	Mutual Insurance Holding Co
Windsor Hotel LLC	Connecticut	LLC	25% owned by WSLIC; 49% owned by WSLR Hartford LLC; 1% owned by ERI	owns/operates real estate
Winkler Extension Apartments Investor, LLC	Ohio	LLC	100% owned by a trust for Separate Account A	owns real estate
Wright Executive Hotel Limited Partners	Ohio	Limited Partnership	60.50% owned by WSLIC; 0.61% owned by WS Wright Hotel GP, LLC	owns/operates real estate
WS Airport Exchange GP, LLC	Ohio	LLC	100% owned by W&S Real Estate Holdings, LLC	owns/operates real estate
WS Country Place GP, LLC	Ohio	LLC	100% owned by W&S Real Estate Holdings, LLC	owns/operates real estate
WS Lookout JV, LLC	Ohio	LLC	100% owned by WSLIC	owns/operates real estate
WS Wright Hotel GP, LLC	Ohio	LLC	100% owned by WSLIC	owns/operates real estate
WSA Commons, LLC	Georgia	LLC	50% owned by WSLIC	owns/operates real estate
WSALD CEH, LLC	Ohio	LLC	50% owned by WSLIC	owns/operates real estate
WSALD NPH, LLC	Ohio	LLC	50% owned by WSLIC; 1% owned by Eagle	owns/operates real estate
WSL Partners, L.P.	Delaware	Limited Partnership	general partner is FWCP and investors include WSLIC	private equity fund
WSLR Birmingham LLC	Ohio	LLC	100% owned by WSLR LLC	owns real estate
WSLR Cincinnati LLC	Ohio	LLC	100% owned by WSLR LLC	owns real estate
WSLR Columbus LLC	Ohio	LLC	100% owned by WSLR LLC	owns real estate

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Affiliate	State	Entity Type	Ownership	Type of Business
WSLR Dallas LLC	Ohio	LLC	100% owned by WSLR LLC	owns real estate
WSLR Hartford LLC	Ohio	LLC	100% owned by WSLR LLC	owns real estate
WSLR Holdings LLC	Delaware	LLC	24.49% owned by WSLIC	owns real estate entity
WSLR LLC	Delaware	LLC	100% owned by WSLR Holdings, LLC	owns real estate entity
WSLR Skyport LLC	Ohio	LLC	100% owned by WSLR LLC	owns real estate
WSLR Union LLC	Ohio	LLC	100% owned by WSLR LLC	owns real estate
YT Crossing Apartments Investor, LLC	Ohio	LLC	100% owned by YT Crossing Holdings, LLC	owns real estate
YT Crossing Holdings, LLC	Ohio	LLC	98% by WSLIC and 2% owned by Eagle Realty Investments, Inc.	owns real estate

ITEM 27. — NUMBER OF CONTRACT OWNERS

As of November 30, 2011, there were 18 owners of qualified and non-qualified contracts pursuant to this Registration Statement.

ITEM 28. — INDEMNIFICATION

The Amended Code of Regulations of the Company provides that, to the fullest extent not prohibited by applicable law, the Company shall indemnify each director, officer and employee against any and all costs and expenses (including attorney fees, judgments, fines, penalties, amounts paid in settlement, and other disbursements) actually and reasonably incurred by or imposed upon such director, officer or employee in connection with any action, suit, investigation or proceedings (or any claim or other matter therein), whether civil, criminal, administrative or otherwise in nature, including any settlements thereof of any appeals therein, with respect to which such director, officer or employee is named or otherwise becomes or is threatened to be made a party by reason of being or at any time having been a director, officer or employee of the Company, or, at the direction or request of the Company, a director, trustee, officer, administrator, manager, employee, adviser or other agent of or fiduciary for any other corporation, partnership, trust, venture or other entity or enterprise including any employee benefit plan; provided, however, that no person shall be indemnified to the extent, if any, that the directors of the Company, acting at a meeting at which a quorum of directors who are not parties to or threatened with any such action, suit, investigation or proceeding, determine that such indemnification is contrary to applicable law.

Any director of the Company who is a party to or threatened with any such action, suit, investigation or proceeding shall not be qualified to vote; and if for this reason a quorum of directors, who are not disqualified from voting by reason of being parties to or threatened with such action, suit, investigation or proceeding, cannot be obtained, such determination shall be made by three attorneys at law, who have not theretofore represented the Company in any matter and who shall be selected by all of the officers and directors of the Company who are not parties to or threatened with any such action, suit, investigation or proceeding. If there are no officers or directors who are qualified to make such selection, the selection shall be made by a Judge of the Court of Common Pleas of Hamilton County, Ohio. Such indemnification shall not be deemed exclusive of any other right to which such director, officer or employee may be entitled under the Company’s articles of incorporation, code of regulations, any agreement, any insurance purchased by the Company, vote of shareholders or otherwise.

The Board of Directors of the Company also may, in its discretion, secure and maintain insurance policies against any liability asserted against and incurred by any of the Company’s directors, officers or employees.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

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ITEM 29. — PRINCIPAL UNDERWRITERS

(a)     Touchstone Securities, Inc. (Touchstone Securities) is the principal underwriter for Separate Account 1 of Western-Southern Life Assurance Company.  Touchstone Securities also serves as an underwriter for Separate Accounts I, II and VUL of Integrity Life Insurance Company, Separate Accounts I and II of National Integrity Life Insurance Company, Western-Southern Life Assurance Company’s Separate Accounts 2, Columbus Life Insurance Company Separate Account I and for the shares of several series of Touchstone Variable Series Trust, Touchstone Strategic Trust, Touchstone Investment Trust, Touchstone Tax-Free Trust, Touchstone Institutional Funds Trust and Touchstone Funds Group Trust, each of which is affiliated with the Depositor.

(b)       The names and principal business addresses* of the officers and directors of, and their positions with, Touchstone Securities, Inc. are as follows:

Directors:

James N. Clark(1)	Director
Jill T. McGruder	Director
Donald J. Wuebbling(1)	Director

Officers:

Steven M. Graziano	President
Jill T. McGruder	Chief Executive Officer
Sharon L. Karp	Vice President
Richard K. Taulbee(1)	Vice President
Patricia J. Wilson	Vice President
Brian E. Hirsch	Chief Compliance Officer
James J. Vance	Vice President and Treasurer
Terrie A. Wiedenheft	Chief Financial Officer
Douglas B. Perry(1)	Assistant Treasurer
Timothy D. Speed(1)	Assistant Treasurer
Cheryl J. Stotts(1)	Assistant Treasurer
Rhonda S. Malone(1)	Secretary

*The principal business address for the above is 303 Broadway, Cincinnati, Ohio 45202, unless otherwise noted.

(1)          Principal Business Address: 400 Broadway, Cincinnati, Ohio 45202

(c)          Not applicable

ITEM 30. — LOCATION OF ACCOUNTS AND RECORDS

Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Company at 400 Broadway, Cincinnati, Ohio 45202.

ITEM 31. — MANAGEMENT SERVICES

Not Applicable.

ITEM 32. — UNDERTAKINGS Registrant undertakes to:

(a)       file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the Contracts may be accepted;

(b)       include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c)       deliver any Statement of Additional Information and any financial statements

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required to be made available under this Form promptly upon written or oral request directed to the address or telephone number contained in the Prospectus.

Pursuant to Section 26(f) of the Investment Company Act of 1940, as amended, Western-Southern Life Assurance Company represents that, with respect to the Contracts registered with the Commission by this Registration Statement, as it may be amended, and offered by the Prospectus included in this Registration Statement, all fees and charges imposed for any purpose and in any manner and deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Western-Southern Life Assurance Company.

Depositor represents that it recognizes the requirements of Section 17(h) of the Investment Company Act of 1940, specifically that it shall not protect or purport to protect any director or officer of the Registrant or Depositor against any liability to them or to their security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

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SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and the Depositor have duly caused this pre-effective amendment to their Registration Statement to be signed on their behalf, in the City of Cincinnati and State of Ohio on this 27th day of December, 2011.

WESTERN-SOUTHERN LIFE ASSURANCE COMPANY
SEPARATE ACCOUNT 1
(Registrant)

By: Western-Southern Life Assurance Company
(Depositor)

By:	/s/ John F. Barrett
John F. Barrett, Chairman, President and CEO

WESTERN-SOUTHERN LIFE ASSURANCE COMPANY
(Depositor)

By:	/s/ John F. Barrett
John F. Barrett, Chairman, President and CEO

SIGNATURES

As required by the Securities Act of 1933, the Depositor has duly caused this pre-effective amendment to their Registration Statement to be signed on its behalf, in the City of Cincinnati and State of Ohio on this 27th day of December, 2011.

WESTERN-SOUTHERN LIFE ASSURANCE COMPANY
(Depositor)

By:	/s/ John F. Barrett
John F. Barrett, Chairman, President and CEO

The following persons, in the capacities and on the dates indicated, have signed this Registration Statement as required by the Securities Act of 1933:

PRINCIPAL EXECUTIVE OFFICER:	/s/ John F. Barrett
John F. Barrett, Chairman, President and CEO
December 27, 2011

PRINCIPAL FINANCIAL OFFICER:	/s/ Robert L. Walker
Robert L. Walker, Senior Vice President and Chief Financial Officer
December 27, 2011

PRINCIPAL ACCOUNTING OFFICER:	/s/ Robert L. Walker
Robert L. Walker, Senior Vice President and Chief Financial Officer
December 27, 2011

DIRECTORS:

/s/ Bradley J. Hunkler
/s/ John F. Barrett	Bradley J. Hunkler, Attorney-in-Fact for
John F. Barrett	Eugene P. Ruehlmann
December 27, 2011	December 27, 2011

/s/ Bradley J. Hunkler	/s/ Bradley J. Hunkler
Bradley J. Hunkler, Attorney-in-Fact for	Bradley J. Hunkler, Attorney-in-Fact for
Donald A. Bliss	George H. Walker, III
December 27, 2011	December 27, 2011

/s/ Bradley J. Hunkler	/s/ Bradley J. Hunkler
Bradley J. Hunkler, Attorney-in-Fact for	Bradley J. Hunkler, Attorney-in-Fact for
James N. Clark	Thomas L. Williams
December 27, 2011	December 27, 2011

/s/ Bradley J. Hunkler
Bradley J. Hunkler, Attorney-in-Fact for
Jo Ann Davidson
December 27, 2011